UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
THE FINANCIAL STATEMENTS ON SEPTEMBER 30, 2010 AND 2009 AND ON JUNE 30, 2010

Interim Financial Statements for the nine-months ended September 30, 2010 prepared in accordance with accounting practices established by Brazilian Corporation Law.

SUMMARY		Pages

Performance Review		1
Independent Auditors' Report		10
Financial Statements
Balance Sheets		11
Statements of Income		15
Statements of Changes in Stockholders' Equity		16
Statements of Cash Flow		17
Notes to the Financial Statements
Note	1 . Operations	18
Note	2 . Presentation of Financial Statements	18
Note	3 . Significant Accounting Practices	18
Note	4 . Cash and Cash Equivalents	20
Note	5 . Interbank Investments	21
Note	6 . Securities and Derivative Financial Instruments	21
Note	7 . Interbank Accounts	31
Note	8 . Credit Portfolio and Allowance for Losses	31
Note	9 . Foreign Exchange Portfolio	33
Note	10 . Trading Account	33
Note	11 . Tax Credits	33
Note	12 . Other Receivables - Other	35
Note	13 . Other Assets	35
Note	14 . Foreign Branches	35
Note	15 . Investments in Affiliates and Subsidiaries	36
Note	16 . Property and Equipment	39
Note	17 . Intangible	39
Note	18 . Money Market Funding and Borrowings and Onlendings	39
Note	19 . Tax and Social Security	42
Note	20 . Subordinated Debts	42
Note	21 . Other Payables - Other	43
Note	22 . Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	43
Note	23 . Stockholders Equity	45
Note	24 . Operating Ratios	46
Note	25 . Related-Party Transactions	46
Note	26 . Income from Services Rendered and Banking Fees	49
Note	27 . Personnel Expenses	50
Note	28 . Other Administrative Expenses	50
Note	29 . Tax Expenses	51
Note	30 . Other Operating Income	51
Note	31 . Other Operating Expenses	52
Note	32 . Nonoperating (Expenses) Income	52
Note	33 . Income and Social Contribution Taxes	53
Note	34 . Employee Benefit Plans - Post - Employment Benefits	53
Note	35 . Risk Management Structure	57
Note	36 . Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated	59
Note	37 . Other Information	60
Note	38 . Subsequent Events	61

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Banco Santander (Brasil) S.A. and Controlled Companies
Performance Review Third Quarter, 2010

We present herein the Performance Review and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander) related to the financial period ending September 30, 2010, prepared in accordance with accounting practices established by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep).

Banco Santander, indirectly controlled by Banco Santander S.A., headquartered in Spain (Banco Santander España), is the leading global institution of the financial and non-financial groups before the Bacen.

• Performance

1. Net Income

Banco Santander ended the period of nine months until September 30th , 2010, with a consolidated net income of R$3,032 million, including the expense of R$2,431 million related to the goodwill amortization, compared to net income of R$2,016 million in June, 2010, which includes goodwill amortization of R$1,621 million.

During the period from January 1st through September 30, 2009 Banco Santander presented R$1,420 million of net income, including R$2,010 of goodwill amortization.

The increase of the net income for the periods previously mentioned shows a favorable evolution of the commercial business results and the effort over the costs control.

The results of lending operations and leasing operations presented a growth of 14.9 percent during the first nine months of 2010 when compared to the same period of the previous year.

The allowance for loan losses is R$6.3 million in September 2010, when compared to the same period of the previous year, it lessened 20.6 percent.

The allowance reduction is caused, mainly, by the economic recovery of the Brazilian market and the evolution of the credit recovery and collection process. The allowances for loan losses represented 5.5 percent of the credit portfolio in September 2010, compared to 6.0% in June 2010 and 7.0% in September 2009.

The administrative expenses (personnel and other administrative expenses) increased by 2.6 percent in the first nine months of 2010, making a comparison with the same months of 2009. This percentage is below the inflation for the period, and presented a reduction of 4.3 percent, when excluding the goodwill amortization effects.

2. Assets and Liabilities

Total consolidated assets amounted to R$373,432 million as of September 30, 2010, compared to R$374,815 million in June 2010 and R$334,755 million for the inter-annual comparison. The total assets are represented, mostly, by:

-	Credit portfolio: R$159,085 million in September 2010, R$150,837 million in June 2010 and R$136,244 million in September 2009;
-	Securities and derivatives, principally federal government securities: R$80,010 million in September 2010, R$92,762 million in June 2010 and R$74,950 million in September 2009;
-	Interbank investments: R$29,733 million in September 2010, R$20,447 million in June 2010 and R$30,824 million in September 2009.

In September 2010, Banco Santander currently holds R$1,741 million of securities classified as held to maturity and has the financial capacity and intention to do so. In June this amounted to R$1,750 and in September 2009, it was R$1,637.

Credit Portfolio
In millions of Brazilian reais	Santander Consolidated			Change %
				Sep-10 vs.	Sep-10 vs.
	Sep-10	Jun-10	Sep-09	Jun-10	Sep-09
Corporate	81,543	77,485	68,805	5.2%	18.5%
Individuals	72,728	68,743	62,229	5.8%	16.9%
Payroll Loans	9,133	8,518	7,648	7.2%	19.4%
Credit Cards	9,383	8,869	7,448	5.8%	26.0%
Real Estate Loans	6,114	5,609	4,987	9.0%	22.6%
Lease/Vehicle Financing	25,434	25,025	23,397	1.6%	8.7%
Personal Credit	22,664	20,722	18,749	9.4%	20.9%
Rural Credit	4,814	4,609	5,210	4.4%	-7.6%
Total	159,085	150,837	136,244	5.5%	16.8%

In the first nine months of 2010 lending operations evolved 5.5% compared to June 2010 and 16.8% compared to the same period of the previous year.

In comparison to June 2010, the attention was drawn to personal credit, real estate loans and payroll loans, with growth of 9.4%, 9.0% and 7.2%, respectively.

When compared to the same period of the previous year, the highlight was credit cards which rose 26.0% in the period, real estate loans with 22.6%, personal credit, 20.9% and payroll loans, 19.4%.

Deposits
In millions of Brazilian reais	Santander Consolidated			Change %
				Sep-10 vs.	Sep-10 vs.
	Sep-10	Jun-10	Sep-09	Jun-10	Sep-09
Demand Deposits	14,400	13,470	13,143	6.9%	9.6%
Saving Deposits	27,903	26,721	22,859	4.4%	22.1%
Interbank Deposits	1,473	1,145	974	28.6%	51.2%
Time Deposits	64,726	60,781	84,068	6.5%	-23.0%
Others Deposits	427	398	532	7.3%	-19.7%
Total	108,929	102,515	121,576	6.3%	-10.4%

Deposits grew by 6.3% compared with June 2010, the highlight was the growth of savings deposits. When comparing September 2010 of the same period of 2009, deposits fell by 10.4% due to a reduction of 23.0% of time deposits, primarily with institutional clients. In the period, the highlight was the 22.1% growth in savings deposits.

The decrease in lines of deposits was offset by an increase in borrowings in the open market, which grew 103.7% to the inter-annual comparison, from R$31,759 million in September 2009 to R$64,684 million in September 2010.

3. Shareholders Equity

Banco Santander consolidated shareholders equity totalled R$65,900 million in September 2010, compared to R$65,325 million in June 2010 and R$52,084 million in September 2009.

The shareholders equity evolution from September 2009 to September 2010 is attributed to inflow of funds from the Shares Global Offering in October 2009 in the net cost of issuance of R$12,989 million, and to the net income of the period, partially offset by proposal of interest on capital and dividends in the period.

It is approved by the Central Bank in June 24, 2010, capital increase of Banco Santander, through the capitalization of capital reserves, in the amount of R$22 million, as approved at the Extraordinary Stockholders Meeting held on April 27, 2010.

Dividends and Interest on Capital
				2010
	In thousands of Reais	Reais per thousands of Shares/Units
		Common	Preferred	Units
Interest on Capital - March, 31, 2010 (1) (4)	400.000	0,9577	1,0535	105,3477
Interest on Capital - June, 30, 2010 (2) (4)	400.000	0,9577	1,0535	105,3477
Interim Dividends - March, 31, 2010 (3) (4)	500.000	1,1971	1,3168	131,6847
Interest on Capital - September, 30, 2010 (5)	530.000	1,2690	1,3959	139,5858
Total Accumulated as of September, 30, 2010	1.830.000
(1) Established by the Board of Directors in March, 2010, common shares - R$0.8141, preferred shares - R$0.8955 and Units - R$89.5456 net of taxes.
(2) Established by the Board of Directors in June, 2010, common shares - R$0.8141, preferred shares - R$0.8955 and Units - R$89.5456 net of taxes.
(3) Established by the Board of Directors in June, 2010.
(4) The amount for Interest on Capital and Interim Dividends was paid on August, 25, 2010.
(5) Established by the Board of Directors in September, 2010, common shares - R$1.0786, preferred - R$1.1865 and Units - R$118.6479, net of taxes; w ill be paid on February, 25, 2011.

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks - capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 22.8%, less goodwill in minimum regulatory capital, as required by the international rule.

• Recent Events

Agreement for Incorporation of Strategic Partner in Brazil and Latin America

On October 18, 2010, Santander Spain reached an agreement with Qatar Holding, by which the latter will subscribe a bond issue amounting to US$2,719 million, mandatorily exchangeable for existing or for new shares of Banco Santander Brasil, at the choice of Banco Santander España. This transaction represents 5.0% of the share capital of Banco Santander. The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be R$23.75 per share and the bonds will pay an annual coupon of 6.75%. This investment represents the incorporation of Qatar Holdings as strategic partner of Banco Santander and in the rest of Latin America. The transaction allows Banco Santander to advance in its commitment to have a free float of 25.0% by the end of 2014, and is subject to the appropriate documentation customary in this type of issuances.

Reduction in Santander Insurance Holding, SL's Shareholding Interest

On August, 2010, a F-1 filling took place at CVM and US Securities and Exchange Comission (SEC), which reported on the intention of sale of equity interest held by Santander Insurance Holding, SL, in the form of ADRs, in the United States market. Therefore, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADR (equivalent to ownership position of 2.17% in Banco Santander). In the third quarter were sold 77,627,222 units (equivalent to 2.04% of total shares).

• Economic Scenario

Recent economic indicators confirmed the expectation that economic activity will remain buoyant, though not as much as in the first half of 2010. Recent data point to economic growth, low unemployment and abundant credit offer.

Second-quarter 2010 Gross Domestic Product (GDP), reported in September, was 1.2% higher than in the previous quarter (seasonally adjusted data), reflecting the continued recovery of industrial production on the supply side and of investments on the demand side. Unemployment rate stood at 6.2% in September, which, after adjusting for seasonal effects, is the lowest ever recorded on the series.

The 12-month inflation for consumer prices, measured by the General Consumer Price Index (IPCA), fell from 4.84% in June to 4.70% in September, chiefly due to the drop in food prices. In the wholesale segment, however, the case was the opposite: the Retail Price of the Market Index (IPA-M), the wholesale price component of General Market Price Index (IGP-M), rose from 5.04% in 12 months through June to 9.28%, largely driven by the sharp increase in commodity prices in September. The low unemployment rate and the sharp increase in real wages continue to drive consumption and pressure prices, although inflation remains under control. In this scenario, Bacen, at the last meeting of the Monetary Policy Committee (Copom), decided to maintain the Selic interest rate at 10.75%.

The upturn in economic activity worsened the trade balance and services/income account, consequently increasing the current account deficit. However, the higher inflow of financial capital (investments in portfolios), a sign of  continued confidence in the Brazilian economy, offset this deficit. As a result, foreign reserves grew to more than US$275 billion in September, 2010. With the heavy inflow of capital in recent weeks, the Brazilian real ended September at R$1.69/US$, 6% appreciation over June, 2010.

Total credit volume in the National Financial System continues to grow firmly, though still sustained considerably by earmarked credit, especially from the Brazilian Development Bank (BNDES). In September, the credit/GDP ratio stood at 46.7%, the highest in Brazil´s history.

Loans to individuals continued their upward trend, growing by a hefty 23.6% in September compared with the same period in 2009. The growth in the real wage bill enabled families to reduce their debt, even if they borrowed more: according to the BCB, the percentage of families net income committed to debt payments remained stable at 22% in July* 2010.

Corporate loans (non-earmarked credit) grew 7.4% in September, compared to the same period of the the same month in 2009. This small expasion is compensated by a stronger growth of the corporate loan increased by 19.8%, against 19.2% in August.

Even with monetary tightening, interest rates have not risen to the consumer due to the decline in spreads. Average terms, however, are showing a rising trend, pointing to an increase in longer-term financing such as mortgage loans.

In general, the solid domestic demand and financial system remain fundamental for driving Brazil's growth despite the uncertainties surrounding the global economic recovery. The continuation of the country's positive macroeconomic fundamentals should play a key role in ensuring the sustainability of this economic growth cycle.

*Most recent available data

• Strategy

Banco Santander's goal is to be the best multiple bank in Brazil in terms of creating value for its shareholders and satisfying its clients and employees, as well as brand recognition and attractiveness. Banco Santander strives to be a relationship bank and the primary bank of its retail and wholesale customers based on sustainable practices, serving them with its full range of products. Banco Santander believes it can achieve these goals through the following strategies:

-	Improvement of operations efficiency by benefiting from integration synergies and implementing best practices;
-	Expansion of the product offering and distribution channels in Commercial Banking;
-	Capitalization of Banco Santander strong market position in the wholesale business;
-	Further development of a transparent and sustainable business platform;
-	Continual growing Banco Santander insurance business.

In line with its strategic plans, Banco Santander announced in March, 2010 its entrance in the acquiring segment: Santander Conta Integrada a solution targeted mainly for small and midsized companies, in which Banco Santander was the first in Brazil in the market and that combines acquiring and banking products.

The product combines the offer of services of acquiring, capturing, transmission, processing and settlement of credit and debit card transactions with financial products such as prepayment of receivables and other loan products that meet the needs of small and midsized companies, often available at the POS terminal. Clients also enjoy such benefits as reduced current account fees, special credit lines and exclusive POS services (through dial-up or broadband connection).

• Integration

Since the beginning of the integration process, important stages were concluded, new products, services and functionalities were added to the clients' daily routine, always with the objective of extracting the best from each Bank.

In the first nine months of 2010, all the gaps arising from the unification of the platform of Banco Santander were developed and implemented, and the projects have made significant progress. Preliminary tests are being carried out in the systems, related to the migration of customer and operational data as well as tests on the new technological platform. The necessary refurbishments of Banco ABN Amro Real (Banco Real) branches are in progress to prepare them to receive the Santander brand.

By the end of 2010, both customer service and the brand will be unified at all the branches, ATMs, Internet Banking and channels. In this stage, there will still be no changes in the products, services, or in the branch and account numbers, to facilitate the clients' daily routine. Such changes will take place after the technological integration, which will be conducted in the first half of 2011. Banco Santander reiterates that the core assumption of the integration process is the continuous improvement in the standard of service provided to clients.

• Main Subsidiaries

As of September 30, 2010, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$53,661 million, a lease and other credits portfolio of R$10,750 million, and stockholders' equity of R$12,462 million. Net income for the first nine months of 2010 was R$742 million.

As of September 30, 2010, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré) has reached R$27,822 million in total assets, R$14,642 million in credit operation and other credits portfolio and R$950 million of stockholder´s equity. Net income for the first nine months of 2010 was R$264 million.

As of September 30, 2010, Santander Seguros S.A. (Santander Seguros) reported total assets of R$21,676 million and stockholders' equity of R$2,532 million and technical reserve for insurance, pension plan and capitalization transactions of R$18,224. Net income for the period was R$267 million.

As of September 30, 2010, Santander Corretora de Câmbio e Valores Mobiliários (Santander CCVM) reported total assets of R$1,045 million and stockholders' equity of R$331 million. Net income for the first nine months of 2010 was R$44 million.

As of September 30, 2010, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$273 million, stockholders' equity of R$194 million, and net income for the nine first months of 2010 was R$64 million. The total amount under management reached R$104,435 million.

• Rating Agencies

Banco Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management. The table below presetns the risk ratings given by the three main global rating agencies:

Banco Santander		LongTerm		ShortTerm
	Support 2	Rating	Outlook	Rating	Outlook
Fitch Ratings	National Scale	AAA (BRA)	Stable	F1+ (BRA)	Stable
	Local Currency	BBB+	Positive	F2	Positive
	Foreign Currency	BBB	Positive	F2	Positive
Standard & Poor's	National Scale	brAAA	Stable	brA-1	Stable
	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable
Moody's	National Scale	Aaa.br	Stable	Br-1	Stable
	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa3	Stable	P-3	Stable

• Corporate Governance

The main features of the corporate governance model adopted by Banco Santander are the protection of shareholders rights, transparency and accountability in management and in communication with strategic stakeholders, and corporate responsibility. The corporate responsibility is conducted through initiatives ranging from the analysis of social and environmental risks of companies to which it lends, and the certification of material, to the paper used in its communications and the setting up of an area dedicated to the development of sustainable businesses.

Banco Santander´s Board of Directors is comprised of a minimum of five members and a maximum of twelve members (of which at least 20% must be independent). They have a two-year term and meet at least four times a year. This board is responsible to direct the general conduct of the business and to set the general orientation of Banco Santander´s business and operations, to decide on the allocation of capital and major investments.

It is supported by the Board of Executive Officers, which are responsible for, among other things, executing, according to the general orientation established by the Board of Directors, the business and operations defined in the Bylaws. The Board of Directors is assisted by specialized committees such as the Audit Committee, composed of at least three and a maximum of six members appointed by the Board, established and acting in according to the prevailing legislation. Among the main duties of the Audit Committee, it should be can be highlighted: (i) the review  prior to disclosure of financial statements and notes thereto, (ii) the monitoring of the work plain, the work performance, the implementation of the, recommendations and the effectiveness of both internal and independent auditors, in accordance with the applicable legislation, (iii) the monitoring of the internal control environment, and (iv) the monitoring of the whistleblowing policy.

In accordance with best corporate governance practices, the Board of Directors approved on March 22, 2010 the creation of the Nominating Committee and Remuneration of Banco Santander, which is an advisory body that is responsible for advising the Board of Directors of Banco Santander on matters relating to the election of members of the Board of Directors, Audit Committee and the Executive Board of Banco Santander, its succession plan, the policies of fixed and variable remuneration and benefits, incentive plans and long-term evaluation of the organs of Administration. It is composed of a minimum of three and maximum five members, of which at least two members must be independent.

In this context of improvement of Corporate Governance practices, was approved at the Board of Directors held on September 22, 2010, the Policy on Related Party Transactions, which provides for the rules to be observed in the case of Transactions with Related Parties, to ensure transparency and interests of Banco Santander in operations, and avoid conflicts of interest.

According to the Level 2 Regulation of the Securities, Commodities and Futures Exchange (BM&FBovespa), Banco Santander is bound to the arbitration of the Market Arbitration Panel, as the arbitration clause in the bylaws. In www.santander.com.br/ri in the corporate governance section, you can find a complete description of the minimum requirements to be listed in the Corporate Governance Level 2 of the BM&F Bovespa.

• Risk Management

1. Corporate Governance of the Risk Function

The risk committee framework of Banco Santander is set based on corporate risk standards which are structured by type of business and risk segment.

Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil) has their level of approvals delegated by the Risk Committee of Banco Santander in Spain and has the following responsibilities:

-	Integrate and adapt the risk functions in Banco Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.
-

Approve risk level for Individuals and Corporate clients, Indicative Letters, Pre-classifications and limits/products for Treasury departments, which may exceed Banco Santander´s Inferior Committees jurisdiction.

-	Set references on general themes related to Market Risk, Country Risk, GBM, Corporate, and Credit/ Retail management programs. .
-	Know and decide over relevant risk matters
-	Know the recommendations periodically made by the regulators, as well as the observations from the Internal and Independent Audit.
-	Supervise the assumed risk levels, for the regulations to be followed.
-	Previously validate the proposals which exceed the allowed jurisdictions, for appearance for the Corporative Risk Committees at Banco Santander.

The risk function at Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Banco Santander and the Chief Risk Officer of Santander in Spain.

Further details of the structure, methodologies and risk management control systems are provided by the report, available on the website www.santander.com.br.

2. Credit Risk

Banco Santander develops Credit Risk Management policies and strategies with the support of several departments, which are responsible for guaranteeing the adequacy of the operating systems and internal procedures applied into risk management.

The specialization of the risk function is organized on the basis of the type of customer to distinguish between customers under individualized management, standardized and industrialized customers.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by Banco Santander to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

3. Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Banco Santander operates according to global policies, within Banco Santander risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

-    Functional independence;

-    Executive capacity sustained by knowledge and proximity with the client;

-    Global and far-reaching of the function (different types of risk);

-    Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates;

 -   Management and improvement of the equation risk/return; and

 -   Advanced methodologies for risk management, such as Value at Risk VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

4. Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are independent, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, in accordance with the requirements of CMN Resolutions 2,554/1998 and 3,380/2006, Circular Susep 249/2004 Circular Bacen 3,467/2009, CVM Instruction 480, New Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also comply with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management - Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the management risk operational and technology and the internal control system, in order to ensure the fulfilment of defined objectives and goals, as well as the security and quality of the products and services provided.

In compliance with Bacen Circular 3,383/2008, the Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2009 Sarbanes-Oxley section 404 requirements, a environmental and internal control efficiency revision has been conducted and completed in February 2010, and no outstanding issues were identified.

The report of Internal Control Environmental Adequacy analysis, created in conformity with Circular Bacen 3,467/2009, did not identify risks of significant distortion that could impact the creation and disclosure of the Financial Statements as from June 30, 2010.

• People

For Banco Santander to be the country s best and most efficient bank, its employees must be a part of it and work together in building its growth.

With the goal of being the best company to work for in the country s financial segment, Banco Santander continuously invests to ensure that the human factor is effectively involved in all that happens inside and outside the Bank.

Banco Santander believes that a satisfied individual is a satisfied professional and hence invests and encourages more than 53 thousand professionals through a wide range of programs, of which the following are notable in 2010:

		-	Development: Banco Santander provides training and development programs for all professionals to make them capable of translating the Banco Santander Model and instill it in their daily functions.
		-	Career: actions that focus on aiding the manager and the employee in reflecting on development and feedback, besides providing assistance to activities and tools for career discussions.
		-	Quality of Life: a program involving actions related to health, social life, work relations and family coexistence, in addition to a complete Personal Support Program.
-

Valuing of Diversity: Banco Santander encourages discussion and debate on the theme of diversity in order to promote quality relations among all populations, as well as inclusion and respectful development.

People management is aligned with a global model of development, exchange of knowledge and collaboration, whose differentials are the strategies for attracting, training and retaining talent. With policies and processes that stimulate human and professional development, Banco Santander is well prepared for the challenge of sustaining the growth of its business.

• Sustainable Development

In the third quarter of 2010, Banco Santander carried out important initiatives related to the inclusion of social and environmental criteria in Banco Santander´s activities, reinforcing the commitment to encouraging sustainable development in Brazil. Notable among the initiatives for the internal stakeholders is a Business Guide, which was prepared to assist commercial departments in prospecting sustainable businesses among corporate clients.

Initiatives targeted at the external stakeholders included a lecture by Tim Jackson, an expert on the subject, in August in São Paulo, in which more than 450 employees, clients and the general public participated to discuss the topic Economy for a Finite Planet. In September, Santander Sustainable Auto-Dealers Program was launched, which is an initiative of Aymoré to promote the adoption of sustainability practices by automotive dealers and their partner workshops. Santander Sustainability Challenge , a joint effort by the Sustainable Development and Human Resources departments, as well as Universia and Santander Universidades, that was launched In September.

-	Process of Engagement: involves year-long surveys, development of plans for Banco Santander and for individual areas, and an Engagement Committee to monitor the progress.
-	International Mobility Programs: global programs that stimulate interchange between countries as an important means of personal and professional development.
-	Two categories of MBA: the International program, which prepares professionals for exams, and the Summer program, which aims to attract employees pursuing MBA abroad.
-

Youth: Caminhos e Escolhas (Ways and Choices) portal was launched to provide an interactive and innovative relationship environment for understanding and experimenting activities that provide a better knowledge and understanding of the career options.

The challenge is for undergraduates to come up with the best idea for including sustainable practices in universities, with the winner earning scholarships at Babson College, USA.

• Global Offering of Shares

The Board of Directors meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil, and Units abroad, in the form of ADRs, representing ADSs.

The same meeting approved Banco Santander´s listing and the trading of Units, common shares and preferred shares in BM&FBovespa Level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm guarantee of settlement. Under CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering could be increased up to 6.85%, up to 35,955,648 Units, including in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units).

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and Nyse since October 7, 2009.

Other characteristics and terms of the Global Offering are evidenced in the Global Public Offering Prospectus for the primary issuing of American Depositary Shares (Units), from October 6, 2009, available under www.santander.com.br, and at the CVM website, and also at SEC website, in the Form-F1.

On October 14, 2009, Bacen ratified Banco Santander capital increase related to the Global Offering and the partial exercise of the Supplemental Option on October 29, 2009.

The results of the Global Offering were disclosed as required by the closure of the Add published at Valor Econômico Newspaper of November 10, 2009.

• Corporate Restructuring

The corporate restructuring here mentioned were implemented, which represent steps in the process of consolidating the investments of Banco Santander in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

- Delisting of Agropecuária Tapirapé S.A.: on August 31, 2010, Banco Santander, as thecontrolling shareholder of Tapirapé, company receiving funds from fiscal incentives of the Investment Fund of the Amazon Region (Finam) disclosed a material fact to inform the approval in the Extraordinary General Meeting of Tapirapé, the cancellation of its registration of a company receiving funds from fiscal incentives in the CVM by conducting a tender offer. The draft of the tender offer instrument for cancellation of registration of a company receiving funds from fiscal incentives of Tapirapé was submitted for approval by the CVM and will be held in an irrevocable basis.

- Merger of Santander S.A. Corretora de Câmbio e Títulos (Santander CCT) by Santander CCVM on March 31, 2010, which is being ratified by Bacen.

- Merger of Santander Brasil Arrendamento Mercantil S.A. by Santander Leasing, on November 30, 2009, which is being ratified by Bacen.

- Merger of ABN AMRO Arrendamento Mercantil S.A. by Santander Leasing, on September 30, 2009, ratified by Bacen on November 30, 2009.

- Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. by Santander Brasil Asset on November 30, 2009, which is being ratified by Bacen.

- Merger of ABN Amro Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. by Santander Seguros on September 30, 2009. The incorporation and denomination alteration are been ratified by Susep.

- Partial spin-off of Santander CCVM with transfer of the net assets to Santander CCT on September 30, 2009, still being ratified by Bacen.

- Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários by Santander CCT on September 30, 2009, which is being ratified by Bacen.

- Merger of Real Capitalização S.A. by Santander Capitalização S.A., on September 30, 2009, ratified by Susep on January 15, 2010.

- Merger of Banco Comercial Investimentos em Participações S.A. (BCIS) and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões) by Banco Santander on August 31, 2009, is being ratified by Bacen.

- Full spin-off of Santander Investimentos em Participações S.A. (Santander Participações) with the transfer of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory) on August 31, 2009. The spin-off of Santander Participações with the transfer of its equity to Banco Santander and Advisory is in ratification process by Bacen.

- Merger of shares of BCIS and Santander Brasil Asset by Banco Santander on August 14, 2009. As a result of the Share Merger, Santander Seguros, BCIS and Santander Brasil Asset (merged companies) were transformed into wholly-owned subsidiaries of Banco Santander (merging company and the stockholders equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Brasil Asset, through the issuance of 14,410,886 shares (7,710,343 ordinary shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the merged companies.

The incorporations were ratified by Bacen on September 28, 2009 and on December 14, 2009 by Susep.

- Merger of ABN AMRO Brasil Participações e Investimentos S.A. and AA Cartões, on May 29, 2009.

- Merger of Banco Real by Banco Santander on April 30, 2009, being ratified by Bacen.

- Merger of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM) by Banco Real on April 30, 2009, ratified by Bacen on August 13, 2009.

- Merger of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. and Credicenter Empreendimentos e Promoções Ltda. by AA Cartões, on January 30, 2009.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during the first nine months of 2010, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores which cumulatively represent more than five percent of the related overall consideration.

***

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Stockholders of

Banco Santander (Brasil) S.A.

São Paulo - SP

1.         We have performed a review of the accompanying interim financial statements of Banco Santander (Brasil) S.A. and its subsidiaries, consisting of the individual (Bank) and consolidated balance sheets as of September 30, 2010, the related statements of income for the quarter then ended, changes in stockholders’ equity, cash flows, the performance report and the related notes to the interim financial statements, all expressed in Brazilian reais and prepared under the responsibility of the Bank’s management.

2.         Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), and consisted principally of: (a) inquiries of and discussions with officials of the Bank and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Bank and its subsidiaries.

3.         Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1, for them to be in conformity with Brazilian accounting practices, applicable to the institutions authorized to operate by the Central Bank of Brazil (BACEN) and in conformity with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the interim financial statements.

4.         The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2010

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Francisco Antonio Maldonado Sant’Anna
DELOITTE TOUCHE TOHMATSU	Francisco Antonio Maldonado Sant’Anna
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON SEPTEMBER 30 AND JUNE 30, 2010
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010

Current Assets		186,573,161	192,852,684	210,035,902	216,484,644
Cash	4	4,088,526	3,529,467	4,108,420	3,556,756
Interbank Investments	5	39,840,346	28,325,490	28,908,750	19,453,778
Money Market Investments		23,443,075	13,838,096	23,443,075	13,838,096
Interbank Deposits		14,352,178	13,492,943	3,420,582	4,621,231
Foreign Currency Investments		2,045,093	994,451	2,045,093	994,451
Securities and Derivative Financial Instrument	6	21,971,133	37,007,670	39,584,569	53,456,816
Own Portfolio		15,232,576	14,056,977	15,534,333	14,325,982
Subject to Resale Commitments		4,797,486	20,772,221	2,685,274	18,763,368
Derivative Financial Instruments		961,925	1,316,279	956,859	1,310,921
Linked to Central Bank of Brazil		617,868	477,622	617,868	477,622
Linked to Guarantees		361,278	384,571	19,790,235	18,578,923
Interbank Accounts	7	30,263,494	26,649,836	31,979,561	28,345,484
Payments and Receipts Pending Settlement		1,826,625	1,799,626	1,826,625	1,799,626
Restricted Deposits:
Central Bank of Brazil		28,411,480	24,732,786	30,127,547	26,428,434
National Housing System		3,257	100,758	3,257	100,758
Correspondents		22,132	16,666	22,132	16,666
Interbranch Accounts		1,772	40,426	2,118	42,409
Third-party Funds in Transit		1,772	1,673	1,865	1,766
Internal Transfers of Funds		-	38,753	253	40,643
Lending Operations	8	51,801,985	49,666,280	58,921,296	56,394,789
Public Sector		72,095	66,388	71,230	64,597
Private Sector		53,022,059	50,898,573	60,340,307	57,838,361
(Allowance for Loan Losses)	8.f	(1,292,169)	(1,298,681)	(1,490,241)	(1,508,169)
Leasing Operations	8	178,614	199,406	5,142,750	5,374,069
Public Sector		-	-	2,024	1,810
Private Sector		198,669	217,451	5,362,454	5,586,735
(Allowance for Doubtful Lease Receivables)	8.f	(20,055)	(18,045)	(221,728)	(214,476)
Other Receivables		38,158,118	47,113,128	40,452,199	48,879,458
Receivables for Guarantees Honored		1,363	7,578	1,363	7,578
Foreign Exchange Portfolio	9	22,603,612	32,171,433	22,603,612	32,171,433
Income Receivable		358,300	329,067	344,136	283,625
Trading Account	10	543,199	822,246	1,033,227	1,082,260
Tax Credits	11	5,318,093	5,003,690	5,880,330	5,552,144
Other	12	9,428,046	8,872,146	10,710,667	9,899,162
(Allowance for Losses on Other Receivables)	8.f	(94,495)	(93,032)	(121,136)	(116,744)
Other Assets		269,173	320,981	936,239	981,085
Other Assets	13	119,300	121,918	121,479	124,282
(Allowance for Valuation)	13	(109,616)	(112,233)	(111,610)	(114,427)
Prepaid Expenses		259,489	311,296	926,370	971,230

		Bank		Consolidated
	Note	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010

Long-Term Assets		151,930,830	144,938,867	135,272,905	129,686,253
Interbank Investments	5	9,894,444	8,856,774	824,183	993,360
Interbank Deposits		9,559,068	8,500,144	488,807	636,730
Foreign Currency Investments		335,576	356,830	335,576	356,830
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	6	65,088,089	63,413,917	40,425,413	39,304,776
Own Portfolio		5,527,524	6,215,463	5,597,303	5,840,193
Subject to Resale Commitments		45,161,772	43,815,314	18,364,137	18,155,893
Derivative Financial Instruments		3,720,195	2,940,963	3,708,208	2,927,655
Linked to Central Bank of Brazil		6,361,422	6,225,492	6,361,422	6,225,492
Privatization Certificates		1,785	1,714	1,785	1,714
Linked to Guarantees		4,315,391	4,214,971	6,392,558	6,153,829
Interbank Accounts	7	181,998	82,349	181,998	82,349
Restricted Deposits:
National Housing System		181,998	82,349	181,998	82,349
Lending Operations	8	61,460,743	56,031,095	69,347,452	62,953,620
Public Sector		157,450	120,725	157,450	120,725
Private Sector		67,296,763	62,084,146	75,465,230	69,292,475
(Allowance for Loan Losses)	8.f	(5,993,470)	(6,173,776)	(6,275,228)	(6,459,580)
Leasing Operations	8	213,422	266,149	5,937,924	6,496,496
Public Sector		-	-	6,030	5,573
Private Sector		259,395	308,447	6,358,662	6,956,620
(Allowance for Doubtful Lease Receivables)	8.f	(45,973)	(42,298)	(426,768)	(465,697)
Other Receivables		15,022,346	16,255,836	18,443,150	19,776,301
Receivables for Guarantees Honored		8,973	14,897	8,973	14,897
Foreign Exchange Portfolio	9	732,545	2,217,222	732,545	2,217,222
Income Receivable		55,147	52,700	55,147	52,700
Tax Credits	11	5,985,331	6,345,674	8,035,377	8,476,139
Other	12	8,477,483	7,865,465	9,878,105	9,282,755
(Allowance for Losses on Other Receivables)	8.f	(237,133)	(240,122)	(266,997)	(267,412)
Other Assets		69,788	32,747	112,785	79,351
Temporary Investments		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		63,492	26,451	106,489	73,055

Permanent Assets		46,049,100	46,058,515	28,123,662	28,643,673
Investments		19,060,347	18,594,293	85,071	99,418
Investments in Affiliates and Subsidiaries:	15	19,014,852	18,534,595	21,834	21,389
Domestic		18,921,695	18,435,533	21,834	21,389
Foreign		93,157	99,062	-	-
Other Investments		86,658	101,451	100,946	115,753
(Allowance for Losses)		(41,163)	(41,753)	(37,709)	(37,724)
Property and Equipment in Use	16	4,131,437	3,877,903	4,189,788	3,939,069
Real Estate		2,050,766	1,590,303	2,055,001	1,594,538
Other		5,285,316	5,380,250	5,375,094	5,472,077
(Accumulated Depreciation)		(3,204,645)	(3,092,650)	(3,240,307)	(3,127,546)
Intangibles	17	22,857,316	23,586,319	23,848,803	24,605,186
Goodwill		26,762,803	26,715,068	27,883,014	27,835,279
Intangible Assets		5,015,603	4,770,836	5,147,474	4,893,989
(Accumulated Amortization)		(8,921,090)	(7,899,585)	(9,181,685)	(8,124,082)
Total Assets		384,553,091	383,850,066	373,432,469	374,814,570

		Bank		Consolidated
	Note	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010

Current Liabilities		203,819,589	214,148,949	213,370,646	224,178,612
Deposits	18.a	81,346,120	78,722,534	70,434,805	68,225,649
Demand Deposits		14,628,418	13,708,255	14,399,450	13,469,497
Savings Deposits		27,902,571	26,721,311	27,902,571	26,721,311
Interbank Deposits		12,011,817	11,330,461	1,330,189	1,073,593
Time Deposits		26,376,064	26,564,427	26,375,345	26,563,168
Other Deposits		427,250	398,080	427,250	398,080
Money Market Funding	18.b	53,884,955	59,741,634	51,596,906	59,482,713
Own Portfolio		36,688,490	53,693,017	34,400,441	53,434,096
Third Parties		11,254,457	15,501	11,254,457	15,501
Linked to Trading Portfolio Operations		5,942,008	6,033,116	5,942,008	6,033,116
Funds from Acceptance and Issuance of Securities	18.c	8,337,072	7,882,085	8,659,766	8,103,051
Exchange Acceptances		-	-	321,384	219,514
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		8,113,431	7,488,698	8,114,741	7,490,150
Securities Issued Abroad		223,641	393,387	223,641	393,387
Interbank Accounts	7	1,752,765	1,731,392	1,752,765	1,731,392
Receipts and Payments Pending Settlement		1,726,938	1,702,596	1,726,938	1,702,596
Correspondents		25,827	28,796	25,827	28,796
Interbranch Accounts		2,008,108	1,802,541	2,008,108	1,802,541
Third-Party Funds in Transit		1,956,953	1,797,550	1,956,953	1,797,550
Internal Transfers of Funds		51,155	4,991	51,155	4,991
Borrowings	18.e	11,330,244	11,319,051	11,334,320	11,323,127
Local Borrowings - Other		282,551	274,664	286,627	278,740
Foreign Borrowings		11,047,693	11,044,387	11,047,693	11,044,387
Domestic Onlendings - Official Institutions	18.e	2,897,707	2,550,038	2,897,707	2,550,038
National Treasury		71,178	5,352	71,178	5,352
National Economic and Social Development Bank (BNDES)		859,010	709,511	859,010	709,511
Federal Savings and Loan Bank (CEF)		2,174	2,236	2,174	2,236
National Equipment Financing Authority (FINAME)		1,862,075	1,787,508	1,862,075	1,787,508
Other Institutions		103,270	45,431	103,270	45,431
Foreign Onlendings	18.e	126,827	548,865	126,827	548,865
Foreign Onlendings		126,827	548,865	126,827	548,865
Derivative Financial Instruments	6	2,364,915	1,492,679	2,364,822	1,492,529
Derivative Financial Instruments		2,364,915	1,492,679	2,364,822	1,492,529
Other Payables		39,770,876	48,358,130	62,194,620	68,918,707
Collected Taxes and Other		978,675	932,422	986,809	938,278
Foreign Exchange Portfolio	9	20,582,395	30,857,873	20,582,395	30,857,873
Social and Statutory		849,423	1,473,489	870,957	1,495,453
Tax and Social Security	19	5,579,871	4,834,216	7,453,832	6,391,674
Trading Account	10	194,443	230,819	656,137	462,648
Technical Provision for Insurance, Pension Plan and Capitalization Operations		-	-	19,459,550	18,251,569
Subordinated Debts	20	-	2,177	-	2,177
Other	21	11,586,069	10,027,134	12,184,940	10,519,035

		Bank		Consolidated
	Note	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010

Long-Term Liabilities		114,629,866	104,168,465	93,486,067	84,650,612
Deposits	18.a	62,981,810	57,280,369	38,493,861	34,289,393
Interbank Deposits		24,710,635	23,138,996	143,177	71,228
Time Deposits		38,271,175	34,141,373	38,350,684	34,218,165
Money Market Funding	18.b	13,191,378	10,814,486	13,087,347	10,723,275
Own Portfolio		13,191,378	10,814,486	13,087,347	10,723,275
Funds from Acceptance and Issuance of Securities	18.c	5,172,032	2,707,991	5,447,132	3,044,242
Exchange Acceptances		-	-	264,604	324,611
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		3,129,275	526,191	3,139,771	537,831
Securities Issued Abroad		2,042,757	2,181,800	2,042,757	2,181,800
Borrowings	18.e	2,442,115	1,933,236	2,442,115	1,933,236
Foreign Borrowings		2,442,115	1,933,236	2,442,115	1,933,236
Domestic Onlendings - Official Institutions	18.e	8,318,659	6,532,607	8,318,659	6,532,607
National Economic and Social Development Bank (BNDES)		4,913,976	3,351,087	4,913,976	3,351,087
Federal Savings and Loan Bank (CEF)		1,715	2,012	1,715	2,012
National Equipment Financing Authority (FINAME)		3,363,062	3,179,508	3,363,062	3,179,508
Other Institutions		39,906	-	39,906	-
Foreign Onlendings	18.e	886,597	1,076,223	886,597	1,076,223
Foreign Onlendings		886,597	1,076,223	886,597	1,076,223
Derivative Financial Instruments	6	2,660,930	3,174,405	2,656,923	3,166,988
Derivative Financial Instruments		2,660,930	3,174,405	2,656,923	3,166,988
Other Payables		18,976,345	20,649,148	22,153,433	23,884,648
Foreign Exchange Portfolio	9	489,295	1,209,700	489,295	1,209,700
Tax and Social Security	19	2,927,773	2,937,032	5,622,828	5,675,950
Trading Account	10	-	77	4	82
Technical Reserve for Insurance, Pension Plan and Capitalization Transactions		-	-	288,998	277,922
Subordinated Debts	20	9,432,039	10,081,104	9,432,039	10,081,104
Other	21	6,127,238	6,421,235	6,320,269	6,639,890

Deferred Income		175,542	178,586	182,856	185,989
Deferred Income		175,542	178,586	182,856	185,989

Minority Interest		-	-	492,948	474,707

Stockholders' Equity	23	65,928,094	65,354,066	65,899,952	65,324,650
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		704,436	704,436	704,436	704,436
Profit Reserves		1,632,607	1,632,607	1,632,607	1,632,607
Adjustment to Fair Value		277,998	188,822	237,800	148,625
Retained Earnings		484,852	-	496,908	10,781
Total Liabilities and Stockholders' Equity		384,553,091	383,850,066	373,432,469	374,814,570

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE QUARTER AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank				Consolidated
		2010		2009		2010		2009
			Nine-month		Nine-month		Nine-month		Nine-month
		Third	period ended	Third	period ended	Third	period ended	Third	period ended
	Note	Quarter	September 30	Quarter	September 30	Quarter	September 30	Quarter	September 30
Financial Income		10,445,880	31,162,303	8,134,124	18,296,975	11,017,139	32,610,775	8,502,034	23,912,857
Lending Operations		5,408,659	17,642,306	5,100,374	11,975,489	6,242,740	19,893,520	5,498,728	16,832,995
Leasing Operations		4,010	32,142	18,885	84,073	364,550	1,216,334	505,836	1,529,741
Securities Transactions	6.a	4,007,067	11,303,687	2,232,096	4,587,274	2,767,700	8,062,206	1,366,212	3,449,410
Derivatives Financial Instruments		134,162	146,614	10,427	1,214,838	130,000	129,785	10,086	2,034,933
Insurance, Pension Plan and Capitalization		-	-	-	-	576,072	1,191,125	395,682	395,682
Foreign Exchange Operations		336,522	913,092	698,928	256,520	336,522	913,092	652,076	(553,353)
Compulsory Investments		555,460	1,124,462	73,414	178,781	599,555	1,204,713	73,414	223,449

Financial Expenses		(6,605,754)	(21,023,835)	(5,632,515)	(11,397,909)	(6,306,527)	(20,065,382)	(5,361,966)	(13,839,055)
Funding Operations	18.d	(5,522,568)	(14,857,645)	(3,240,917)	(8,033,989)	(4,613,926)	(12,519,573)	(2,612,103)	(8,667,750)
Borrowings and Onlendings		650,969	(374,216)	545,327	2,845,152	650,969	(374,216)	545,349	3,026,768
Technical Reserves for Insurance, Pension Plan and Capitalization
Adjustment and Interest		-	-	-	-	(477,358)	(917,067)	(322,946)	(322,946)
Allowance for Loan Losses	8.f	(1,734,155)	(5,791,974)	(2,936,925)	(6,209,072)	(1,866,212)	(6,254,526)	(2,972,266)	(7,875,127)
Gross Profit From Financial Operations		3,840,126	10,138,468	2,501,609	6,899,066	4,710,612	12,545,393	3,140,068	10,073,802
Other Operating (Expenses) Income		(2,427,167)	(6,803,620)	(4,546,256)	(8,728,302)	(2,966,938)	(8,182,509)	(4,883,100)	(11,221,797)
Income from Services Rendered	26	1,342,740	3,763,610	1,084,045	2,812,105	1,480,820	4,160,145	1,261,648	3,958,946
Income from Banking Fees	26	453,530	1,318,639	437,045	1,053,474	550,489	1,597,090	534,509	1,574,695
Net Income from Premiums, Pension Plan and Capitalization		-	-	-	-	99,493	348,464	145,983	145,983
Personnel Expenses	27	(1,159,777)	(3,454,006)	(1,100,719)	(2,643,608)	(1,218,071)	(3,624,576)	(1,171,086)	(3,557,815)
Other Administrative Expenses	28	(2,495,478)	(7,290,322)	(2,477,431)	(6,217,140)	(2,613,058)	(7,612,987)	(2,584,154)	(7,423,274)
Tax Expenses	29	(564,534)	(1,505,460)	(569,430)	(1,284,383)	(637,028)	(1,732,204)	(663,827)	(1,828,702)
Investments in Affiliates and Subsidiaries	15	474,587	1,433,770	496,163	1,585,789	446	1,290	19,645	167,227
Other Operating Income	30	298,623	1,214,925	221,818	1,048,756	272,786	1,210,111	403,493	1,601,906
Other Operating Expenses	31	(776,858)	(2,284,776)	(2,637,747)	(5,083,295)	(902,815)	(2,529,842)	(2,829,311)	(5,860,763)
Operating Income		1,412,959	3,334,848	(2,044,647)	(1,829,236)	1,743,674	4,362,884	(1,743,032)	(1,147,995)
Nonoperating (Expenses) Income	32	109,137	395,612	2,672,455	3,653,172	110,200	381,631	2,698,281	3,993,480
Income Before Taxes on Income and Profit Sharing		1,522,096	3,730,460	627,808	1,823,936	1,853,874	4,744,515	955,249	2,845,485
Income Tax and Social Contribution	33	(224,528)	64,082	(49,778)	69,287	(525,014)	(848,812)	(347,946)	(781,041)
Provision for Income Tax		(100,002)	(127,216)	(573,627)	(689,082)	(227,676)	(709,657)	(901,170)	(1,920,532)
Provision for Social Contribution Tax		(107,288)	(107,288)	(486,364)	(600,018)	(205,466)	(429,610)	(605,095)	(1,023,661)
Deferred Tax Credits		(17,238)	298,586	1,010,213	1,358,387	(91,872)	290,455	1,158,319	2,163,152
Profit Sharing		(282,716)	(766,550)	(165,597)	(478,254)	(297,194)	(817,188)	(180,862)	(605,628)
Minority Interest		-	-	-	-	(15,539)	(46,044)	(12,678)	(39,030)
Net Income		1,014,852	3,027,992	412,433	1,414,969	1,016,127	3,032,471	413,763	1,419,786

Number of Shares (Thousands)	23.a	399,044,117	399,044,117	340,143,774	340,143,774
Net Income per Thousand Shares (R$)		2.54	7.59	1.21	4.16
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE QUARTER AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010
In thousands of Brazilian reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for
			Capital	Legal	Dividend		Affiliates and	Retained
	Note	Capital	Reserves	Reserve	Equalization	Position Own	Subsidiaries	Earnings	Total

Balances as of June 30, 2010		62,828,201	704,436	870,133	762,474	195,619	(6,797)	-	65,354,066
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	80,304	8,872	-	89,176
Net Income		-	-	-	-	-	-	1,014,852	1,014,852
Allocations:
Interest on Capital	23.b	-	-	-	-	-	-	(530,000)	(530,000)
Balances as of September 30, 2010		62,828,201	704,436	870,133	762,474	275,923	2,075	484,852	65,928,094

Balances as of December 31, 2009		62,806,071	726,566	769,476	149,991	83,034	(7,692)	-	64,527,446
Capital Increase	23.a	22,130	(22,130)	-	-	-	-	-	-
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	192,889	9,767	-	202,656
Net Income		-	-	-	-	-	-	3,027,992	3,027,992
Allocations:
Legal Reserve		-	-	100,657	-	-	-	(100,657)	-
Dividends	23.b	-	-	-	-	-	-	(500,000)	(500,000)
Interest on Capital	23.b	-	-	-	-	-	-	(1,330,000)	(1,330,000)
Reserve of Dividend Equalization	23.c	-	-	-	612,483	-	-	(612,483)	-
Balances as of September 30, 2010		62,828,201	704,436	870,133	762,474	275,923	2,075	484,852	65,928,094

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CASH FLOW FOR THE THIRD QUARTER AND THE NINE-MONTH ENDED SEPTEMBER 30
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank				Consolidated
		2010		2009		2010		2009
			Nine-month		Nine-month		Nine-month		Nine-month
		Third	period ended	Third	period ended	Third	period ended	Third	period ended
	Note	Quarter	September 30	Quarter	September 30	Quarter	September 30	Quarter	September 30
Cash Flow from Operating Activities
Net Income		1,014,852	3,027,992	412,433	1,414,969	1,016,127	3,032,471	413,763	1,419,786
Adjustment Net Income		3,137,351	9,027,341	2,012,983	6,346,106	3,999,210	11,672,835	2,752,838	10,102,235
Allowance for Loan Losses	8.f	1,734,155	5,791,974	2,936,925	6,209,072	1,866,212	6,254,526	2,972,266	7,875,127
Provision for Contingent Liabilities		921,382	2,120,237	1,094,509	3,055,232	1,037,071	2,444,711	1,258,968	3,754,771
Deferred Tax Credits		17,270	(171,876)	(901,449)	(1,432,763)	126,154	128,520	(821,997)	(1,245,003)
Equity in Affiliates and Subsidiaries	15	(474,587)	(1,433,770)	(496,163)	(1,585,789)	(446)	(1,290)	(19,645)	(167,227)
Depreciation and Amortization	28	1,050,222	3,113,539	1,085,359	2,752,749	1,087,224	3,224,329	1,092,024	2,892,207
Recognition (Reversal) Allowance for Losses on Other Assets		(2,536)	(12,837)	(5,221)	45,322	(2,734)	(13,001)	(5,157)	54,883
Result on Sale of Other Assets	32	4,427	(173,169)	(10,378)	(11,786)	4,022	(173,594)	(20,117)	(20,891)
Result on Impairment of Assets	31	(1,804)	4,306	818,843	854,641	(1,804)	3,682	818,914	854,712
Result on Sale of Investments	32	(105,514)	(177,495)	(2,509,699)	(3,544,085)	(105,514)	(177,856)	(2,522,599)	(3,900,026)
Other		(5,664)	(33,568)	257	3,513	(10,975)	(17,192)	181	3,682
Changes on Assets and Liabilities		4,453,424	(13,696,188)	(8,460,815)	(31,532,385)	3,998,738	(15,682,954)	(8,084,066)	(26,168,839)
Decrease (Increase) in Interbank Investments		(6,632,679)	(9,006,277)	9,375,481	2,455,994	(3,005,651)	(4,462,971)	2,489,115	(3,049,343)
Decrease (Increase) in Securities and Derivative Financial
Instruments		13,866,207	1,326,107	(10,448,946)	(16,344,553)	13,274,981	667,485	(11,041,162)	(13,681,607)
Decrease (Increase) in Lending and Leasing Operations		(9,238,710)	(21,282,908)	(842,464)	(1,009,369)	(9,989,141)	(23,758,387)	(1,499,822)	(2,937,202)
Decrease (Increase) in Deposits on Central Bank of Brazil		(3,678,695)	(19,872,878)	2,528,350	(495,547)	(3,699,113)	(21,588,939)	2,528,359	(708,490)
Decrease (Increase) in Other Receivables		10,081,135	6,136,439	6,237,571	15,704,996	9,631,164	6,355,805	7,651,909	14,010,345
Decrease (Increase) in Other Assets		14,766	36,562	70,341	(3,395)	11,426	(135,134)	157,314	311,130
Net Change on Other Interbank and Interbranch Accounts		230,983	119,814	(171,483)	(496,642)	232,619	123,466	(171,494)	(1,091,999)
Increase (Decrease) in Deposits		8,325,026	(2,596,410)	(6,489,833)	(3,476,837)	6,413,624	(4,544,402)	(343,734)	(2,301,982)
Increase (Decrease) in Money Market Funding		(3,479,787)	32,154,862	(1,386,853)	(6,743,648)	(5,521,735)	30,072,195	(1,203,052)	826,928
Increase (Decrease) in Funds from Acceptance and Issuance of
Securities		2,919,028	3,701,297	(318,676)	(715,504)	2,959,605	3,369,673	(162,060)	(360,616)
Increase (Decrease) in Borrowings and Onlendings		2,042,129	4,799,147	(3,335,900)	(5,459,522)	2,042,129	4,803,222	(3,335,900)	(6,328,221)
Increase (Decrease) in Other Liabilities		(9,992,935)	(9,241,929)	(3,714,064)	(14,951,592)	(9,567,094)	(9,086,674)	(18,712,843)	(26,381,875)
Increase (Decrease) in Technical Provision for Insurance, Pension
Plan and Capitalization Operations		-	-	-	-	1,219,057	2,479,881	15,522,130	15,522,130
Increase (Decrease) in Change in Deferred Income		(3,044)	29,986	35,661	3,234	(3,133)	21,826	37,174	1,963
Net Cash Provided by (Used in) Operating Activities		8,605,627	(1,640,855)	(6,035,399)	(23,771,310)	9,014,075	(977,648)	(4,917,465)	(14,646,818)
Investing Activities
Acquisition of Investment		(58,837)	(62,495)	(59,473)	(192,425)	(54,666)	(56,008)	(329)	(96,516)
Acquisition of Property and Equipment in Use		(374,350)	(904,002)	(254,819)	(546,000)	(378,777)	(924,320)	(292,567)	(621,690)
Acquisition of Intangible Assets		(199,585)	(536,985)	(303,262)	(1,204,112)	(208,286)	(552,410)	(254,065)	(1,165,935)
Net Cash Received on Sale/Reduction of Investments		245,458	311,882	2,650,974	18,222,005	245,459	314,376	2,669,303	5,574,650
Proceeds from Assets not in Use		9,229	308,374	17,780	55,803	9,845	309,919	15,564	66,938
Proceeds from Property in Use		-	10,014	35,769	309,124	4,848	20,611	40,323	309,885
Dividends and Interest on Capital Received		65,471	449,238	1,061,120	1,061,120	447	8,405	2,516	2,516
Net Cash Provided by (Used in) Investing Activities		(312,614)	(423,974)	3,148,089	17,705,515	(381,130)	(879,427)	2,180,745	4,069,848
Financing Activities
Acquisition of Treasury Shares		-	-	-	(1,948)	-	-	-	(1,948)
Increase (Decrease) in Subordinated Debts		(651,242)	(1,874,851)	156,578	1,849,909	(651,242)	(1,874,851)	156,578	1,961,203
Paid Dividends and Interest on Capital		(1,162,863)	(2,623,339)	(531,367)	(1,993,544)	(1,168,136)	(2,739,604)	(605,116)	(1,993,544)
Increase (Decrease) on Minority Interest		-	-	-	-	18,241	52,383	9	38,278
Net Cash Provided by (Used in) Financing Activities		(1,814,105)	(4,498,190)	(374,789)	(145,583)	(1,801,137)	(4,562,072)	(448,529)	3,989
Net Increase (Decrease) in Cash and Cash Equivalents		6,478,908	(6,563,019)	(3,262,099)	(6,211,378)	6,831,808	(6,419,147)	(3,185,249)	(10,572,981)
Cash and Cash Equivalents at the Beginning of Period	4	5,466,217	18,508,144	20,936,834	23,886,113	5,133,211	18,384,166	20,873,231	28,260,963
Cash and Cash Equivalents at the End of Period	4	11,945,125	11,945,125	17,674,735	17,674,735	11,965,019	11,965,019	17,687,982	17,687,982

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 AND JUNE 30, 2010
In thousands of Brazilian Reais - R$, unless otherwise stated

1. Operations

Banco Santander (Brasil) S.A. (Santander, Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain or Santander Group), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP, and operates as a multiple service bank, conducting operations suchascommercial, foreign exchange, investment, credit and financing, mortgage loan, leasing portfolios and through controlled companies, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial and capital markets.

Global Offering of Shares

The Board of Directors meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

At the same meeting the listing of Banco Santander was approved and the trade of the Units in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm commitment of settlement. Under the Instruction 400/2003 of Brazilian Securities Commission (CVM), the total number of Units/ADSs initially offered in the Global Offering was increased in 6.85 percents i.e., which means 35,955,648 Units, in the form of ADSs, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander dated October 6, 2009, are available at www.santander.com.br and the CVM website and its English version on Form - F1, available on the US Securities and Exchange Commission (SEC) website.

The ratification, by Bacen, of the Bank's capital increase due to the completion of the Global Offering and Supplemental Option occurred on October 14, 2009 and on October 29, 2009, respectively.

The results of the Global Offering were disclosed under the closing announcement published in issues of Valor Econômico Newspaper on November 10, 2009.

2. Presentation of Financial Statements

The financial statements of Banco Santander, which include its foreign branches (Bank) and the consolidated financial statements of the Bank and its subsidiaries (Consolidated) indicated in note 15 have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Bacen and the CVM, the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep) when applicable. It was adopted for report of financial the regulations of Committee Accounting Pronouncements (CPC) approved by CVM related to international accounting convergence process that does not conflict with the rules of CMN and Bacen. Were adopted for the purpose of disclosure of financial statements with those norms approved by the CVM not conflicted with the rules of the CMN and the Bacen.

During the preparation of the consolidated financial statements, equity in subsidiaries, significant balances arising from transactions among domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated. Minority interest is recorded in a separate caption in stockholders equity and in the statements of income. The balances stated in the jointly-owned subsidiaries balance sheets and statements of income were consolidated in proportion to the interest in the subsidiary.

The information of the leasing transactions has been reclassified, in order to reflect its financial position in the consolidated financial statements in conformity with the financial method of accounting for leasing operations.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the Brazilian Real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located in the lines of the statement of income, according to the assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

When applicable, allowances for valuation are recorded to reflect market or realizable values are explained by the realizable or settlement amounts, respectively, and include income, charges and monetary or exchange variations earned or incurred through the balance sheet date, determined on a daily pro rata basis. The allowance for loan losses is based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, and specific portfolio risks, as well as on the risk assessment policy of the Bank s management for recognition of allowances, including requirements of the CMN and Bacen.

Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and applications interbank liquidity investments with immediate convertibility in to cash or with original maturity of more than ninety days.

e) Securities

Securities are presented in accordance with the following recognition and accounting valuation criteria:

I - Trading securities.

II - Available-for-sale securities.

III - Held-to-maturity securities.

Trading securities include securities acquired for the purpose of being actively and frequently traded and held-to-maturity securities include those which the Bank intends to maintain in its portfolio to maturity. Available-for-sale securities include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:

(1) The related income or expense account, in income for the period, when related to securities classified as trading securities , net of tax effects; and

(2) Separate caption in stockholders equity, when related to securities classified as available-for-sale securities , net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as held-to-maturity securities are stated at purchase price, increased by the earnings until the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of the "available-for-sale" and "held-to-maturity securities" are recognized in the statement of income.

f) Derivatives

Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or those which do not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included into the period income.

Derivatives designated as hedge may be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders equity, net of tax effects.

Some hybrid financial instruments contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. The embedded derivatives are recorded separately from the contract they are bound with.

g) Prepaid Expenses

Funds used in advance payments, whose benefits or provision of services will occur in future years, are recorded as prepaid expenses and allocated to income over the term of the respective agreements.

h) Permanent Assets

Stated at acquisition cost and include:

h.1) Investments

Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those which investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

h.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture equipment in use, security systems and communication - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

h.3) Intangible assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity s stockholders equity, are amortized over a period of up to 10 years, based on expected future earnings, when applicable.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

i) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular 288/2005.

i.1) Insurance and Pension Plan

I - Unearned Premium Reserve (PPNG)

The PPNG is recognized based on the portions of retained premiums corresponding to the policies unelapsed risk periods calculated on a daily pro rata basis.

II - Unearned Premium Reserve Unissued Current Risks (PPNG-RVNE)

The PPNG-RVNE is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

III - Premium Deficiency Reserve (PIP)

These resolutions also established the PIP for when the PPNG is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

IV - Unexpired Risk Reserve (PRNE)

The PRNE is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

V - Contribution Deficiency Reserve (PIC)

The PIC is recognized to provision deviations in relation to mathematical reserves technical bases for current and future benefits. The biometric tables used as parameter for the recognition of the provision consider for the survival of female and male participants the table adheres to the reality of the participants of the insurer.

VI - Administrative Expenses Reserve (PDA)

The PDA is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

VII - Supplementary Premium Reserve (PCP)

The PCP is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

VIII - Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC)

The PMBaC are recognized based on contributions made under the capitalization financial system. The PMBC represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

IX - Claims Payable Reserve (PSL)

The PSL is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.

X - Reserve for Losses Incurred but Not Reported (IBNR)

The IBNR reserve is recognized based on actuarial technical note or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and Susep Circular Letter 288/2005 for Pension Plan. The Insurance Personal Injury caused by Motor Vehicles (DPVAT) reserve, included in the balance of the provision for losses incurred but not reported is recognized based on information provided by the management of the Seguradora Líder S.A

XI - Reserve for Future Policy Benefits (PBaR)

The PBaR is recognized based on the claims notice and the past due risks or lump-sum amounts payable.

XlI - Reserve for Oscillation Risk (POR)

The POR is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the NTA.

XIII - Financial Surplus Reserve (PEF)

The PEF surplus amounts accrued to be used according to plan regulations.

XIV - Financial Fluctuation Reserve (POF)

The POF is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

XV - Reserve for Surrenders and/or Other Future Policy Benefits

Corresponds to amounts related to surrenders and returns of contributions/premiums and the portability requested which, for any reason, have not yet been transferred.

i.2) Capitalization

The technical reserve of the savings bonds are determined by a percentage applied to amounts received from subscribers, as required under its Actuarial Note for each product and the general conditions, and updated monthly by the Basic Reference Rate (TR) applied to savings accounts and capitalized at a rate of 0.5 per month and may be redeemed under the conditions described in the title of capitalization. The monetary and interest credited to technical reserve are recorded as financial expenses.

j) Pension Plan

The actuarial liabilities related to pension plans are recorded based on an actuarial study made by independent actuaries, by the end of each period and used in the following period, in accordance with CVM Resolution 371/2000.

Expenses related to sponsors contributions to the plans are recognized on the accrual basis.

k) Contingent Assets and Liabilities and Legal Obligations

k.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

k.2) Contingent Liabilities

Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

k.3) Legal Obligations - Tax and Social Security

Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

l) Deferred Income

Refers to income received before the completion of the term of the obligation that gave rise to it, including non-refundable income, mainly related to guarantees and collaterals provided and credit card annual fees. Deferred income is recorded in income over the term of the respective agreements.

m) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

In accordance with the current regulation, the expected realization of the Bank s tax credits, as shown in note 11.b, is based on the projection of future income and a technical study.

n) Impairment Valuation

Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently basis if conditions or circumstances indicate the possibility of impairment.

4. Cash and Cash Equivalents

	Bank		Consolidated
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Cash	4,088,526	4,042,335	4,108,420	4,062,582
Interbank Investments	7,856,599	13,632,400	7,856,599	13,625,400
Money Market Investments	5,788,614	10,181,598	5,788,614	10,181,598
Interbank Deposits	22,892	25,982	22,892	18,982
Foreign Currency Investments	2,045,093	3,424,820	2,045,093	3,424,820
Total	11,945,125	17,674,735	11,965,019	17,687,982

5. Interbank Investments

	Bank
	September 30, 2010				June 30, 2010
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	15,586,239	7,856,836	-	23,443,075	13,838,096
Own Portfolio	4,244,382	2,015,738	-	6,260,120	8,063,755
Treasury Bills - LFT	200,000	-	-	200,000	311,300
National Treasury Bills - LTN	484,179	160,140	-	644,319	394,764
National Treasury Notes - NTN	3,560,203	1,855,598	-	5,415,801	7,337,901
Securities Issued Abroad by The Brazilian Government	-	-	-	-	19,790
Third-party Portfolio	7,303,463	4,059,105	-	11,362,568	15,543
Treasury Bills - LFT	1,007,706	-	-	1,007,706	-
National Treasury Notes - NTN	6,295,757	4,059,105	-	10,354,862	15,543
Sold Position	4,038,394	1,781,993	-	5,820,387	5,758,798
National Treasury Bills - LTN	-	90,473	-	90,473	358,517
National Treasury Notes - NTN	4,038,394	1,691,520	-	5,729,914	5,400,281
Interbank Deposits	5,928,861	8,423,317	9,559,068	23,911,246	21,993,087
Foreign Currency Investments	2,045,093	-	335,576	2,380,669	1,351,281
Allowance for Losses	-	-	(200)	(200)	(200)
Total	23,560,193	16,280,153	9,894,444	49,734,790	37,182,264
Current				39,840,346	28,325,490
Long-term				9,894,444	8,856,774

	Consolidated
	September 30, 2010				June 30, 2010
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	15,586,239	7,856,836	-	23,443,075	13,838,096
Own Portfolio	4,244,382	2,015,738	-	6,260,120	8,063,755
Treasury Bills - LFT	200,000	-	-	200,000	311,300
National Treasury Bills - LTN	484,179	160,140	-	644,319	394,764
National Treasury Notes - NTN	3,560,203	1,855,598	-	5,415,801	7,337,901
Securities Issued Abroad by The Brazilian Government	-	-	-	-	19,790
Third-party Portfolio	7,303,463	4,059,105	-	11,362,568	15,543
Treasury Bills - LFT	1,007,706	-	-	1,007,706	-
National Treasury Notes - NTN	6,295,757	4,059,105	-	10,354,862	15,543
Sold Position	4,038,394	1,781,993	-	5,820,387	5,758,798
National Treasury Bills - LTN	-	90,473	-	90,473	358,517
National Treasury Notes - NTN	4,038,394	1,691,520	-	5,729,914	5,400,281
Interbank Deposits	1,491,744	1,928,838	488,807	3,909,389	5,257,961
Foreign Currency Investments	2,045,093	-	335,576	2,380,669	1,351,281
Allowance for Losses	-	-	(200)	(200)	(200)
Total	19,123,076	9,785,674	824,183	29,732,933	20,447,138
Current				28,908,750	19,453,778
Long-term				824,183	993,360

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

	Bank
	September 30, 2010				June 30, 2010
		Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	17,656,848	26,800	-	17,683,648	31,143,673
Government Securities	14,274,410	21,712	-	14,296,122	27,878,127
Private Securities	3,382,438	5,088	-	3,387,526	3,265,546
Available-for-sale Securities	63,370,785	-	449,381	63,820,166	64,140,213
Government Securities	30,111,809	-	453,176	30,564,985	32,227,654
Private Securities	33,258,976	-	(3,795)	33,255,181	31,912,559
Held-to-maturity Securities	873,288	-	-	873,288	880,459
Government Securities	873,288	-	-	873,288	880,459
Total Securities	81,900,921	26,800	449,381	82,377,102	96,164,345
Derivatives (Assets)	3,896,577	785,543	-	4,682,120	4,257,242
Total Securities and Derivatives	85,797,498	812,343	449,381	87,059,222	100,421,587
Current				21,971,133	37,007,670
Long-term				65,088,089	63,413,917
Derivatives (Liabilities)	(4,279,277)	(746,568)	-	(5,025,845)	(4,667,084)
Current				(2,364,915)	(1,492,679)
Long-term				(2,660,930)	(3,174,405)

	Consolidated
	September 30, 2010				June 30, 2010
		Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	34,926,053	26,288	-	34,952,341	47,230,304
Government Securities	14,755,658	21,264	-	14,776,922	28,539,295
Private Securities	4,385,062	5,024	-	4,390,086	3,460,146
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	15,785,333	-	-	15,785,333	15,230,863
Available-for-sale Securities	38,187,084	-	464,015	38,651,099	39,542,552
Government Securities	31,771,019	-	467,819	32,238,838	33,789,897
Private Securities	6,416,065	-	(3,804)	6,412,261	5,752,655
Held-to-maturity Securities	1,741,475	-	-	1,741,475	1,750,160
Government Securities	1,741,475	-	-	1,741,475	1,750,160
Total Securities	74,854,612	26,288	464,015	75,344,915	88,523,016
Derivatives (Assets)	3,881,758	783,309	-	4,665,067	4,238,576
Total Securities and Derivatives	78,736,370	809,597	464,015	80,009,982	92,761,592
Current				39,584,569	53,456,816
Long-term				40,425,413	39,304,776
Derivatives (Liabilities)	(4,275,200)	(746,545)	-	(5,021,745)	(4,659,517)
Current				(2,364,822)	(1,492,529)
Long-term				(2,656,923)	(3,166,988)

II) Trading Securities

			Bank
			September 30, 2010			June 30, 2010
				Adjustment
				to Fair Value -	Carrying	Carrying
Trading Securities			Cost	Income	Amount	Amount
Government Securities			14,274,410	21,712	14,296,122	27,878,127
Treasury Certificates - CFT			61,596	1,122	62,718	59,165
National Treasury Bills - LTN			4,401,022	3,307	4,404,329	3,775,079
Treasury Bills - LFT			529,782	43	529,825	642,735
National Treasury Notes - NTN B			3,904,666	13,594	3,918,260	21,069,281
National Treasury Notes - NTN C			787,386	11,917	799,303	689,880
National Treasury Notes - NTN F			4,438,691	(9,319)	4,429,372	1,442,930
Agricultural Debt Securities - TDA			138,582	1,063	139,645	179,631
Global Bonds			12,685	(15)	12,670	19,426
Private Securities			3,382,438	5,088	3,387,526	3,265,546
Shares			850,132	6,752	856,884	118,261
Receivables Investment Fund - FIDC (1)			52,904	-	52,904	713,712
Investment Fund Shares in Participation - FIP			381,913	-	381,913	372,667
Investment Fund Shares			3,919	-	3,919	3,991
Debentures			2,042,536	4,554	2,047,090	1,993,500
Eurobonds			1,813	323	2,136	-
Certificates of Real Estate Receivables - CRI			49,221	(6,541)	42,680	63,415
Total			17,656,848	26,800	17,683,648	31,143,673

	Bank
	September 30, 2010
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	1,282,436	3,798,678	5,723,506	3,491,502	14,296,122
Treasury Certificates - CFT	-	-	-	62,718	-	62,718
National Treasury Bills - LTN	-	1,208,195	1,778,521	1,417,613	-	4,404,329
Treasury Bills - LFT	-	-	44,297	299,379	186,149	529,825
National Treasury Notes - NTN B	-	27,405	797,655	1,578,935	1,514,265	3,918,260
National Treasury Notes - NTN C	-	1,176	530,402	-	267,725	799,303
National Treasury Notes - NTN F	-	-	593,915	2,328,633	1,506,824	4,429,372
Agricultural Debt Securities - TDA	-	45,660	53,593	36,228	4,164	139,645
Global Bonds	-	-	295	-	12,375	12,670
Private Securities	1,242,716	17,519	36,840	21,186	2,069,265	3,387,526
Shares	856,884	-	-	-	-	856,884
Receivables Investment Fund - FIDC (1)	-	17,201	3,013	-	32,690	52,904
Investment Fund Shares in Participation - FIP	381,913	-	-	-	-	381,913
Investment Fund Shares	3,919	-	-	-	-	3,919
Debentures	-	318	33,803	21,186	1,991,783	2,047,090
Eurobonds	-	-	24	-	2,112	2,136
Certificates of Real Estate Receivables - CRI	-	-	-	-	42,680	42,680
Total	1,242,716	1,299,955	3,835,518	5,744,692	5,560,767	17,683,648

			Consolidated
			September 30, 2010			June 30, 2010
				Adjustment
				to fair value -	Carrying	Carrying
Trading Securities			Cost	income	amount	amount
Government Securities			14,755,658	21,264	14,776,922	28,539,295
Treasury Certificates - CFT			61,596	1,122	62,718	59,165
National Treasury Bills - LTN			4,401,022	3,307	4,404,329	3,775,079
Treasury Bills - LFT			1,000,416	(405)	1,000,011	1,269,772
National Treasury Notes - NTN B			3,915,280	13,594	3,928,874	21,079,897
National Treasury Notes - NTN C			787,386	11,917	799,303	713,395
National Treasury Notes - NTN F			4,438,691	(9,319)	4,429,372	1,442,930
Agricultural Debt Securities - TDA			138,582	1,063	139,645	179,631
Global Bonds			12,685	(15)	12,670	19,426
Private Securities			4,385,062	5,024	4,390,086	3,460,146
Shares			851,070	6,688	857,758	118,261
Receivables Investment Fund - FIDC (1)			52,904	-	52,904	713,712
Investment Fund Shares in Participation - FIP			381,913	-	381,913	372,667
Investment Fund Shares			2,974,817	-	2,974,817	2,110,514
Debentures			64,790	4,554	69,344	69,672
Eurobonds			1,813	323	2,136	-
Certificates of Real Estate Receivables - CRI			49,221	(6,541)	42,680	63,415
Bank Certificates of Deposits - CDB			8,534	-	8,534	11,905
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL			15,785,333	-	15,785,333	15,230,863
Total			34,926,053	26,288	34,952,341	47,230,304

	Consolidated
	September 30, 2010
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	1,282,795	3,904,746	5,927,295	3,662,086	14,776,922
Treasury Certificates - CFT	-	-	-	62,718	-	62,718
National Treasury Bills - LTN	-	1,208,195	1,778,521	1,417,613	-	4,404,329
Treasury Bills - LFT	-	272	150,301	503,168	346,270	1,000,011
National Treasury Notes - NTN B	-	27,492	797,719	1,578,935	1,524,728	3,928,874
National Treasury Notes - NTN C	-	1,176	530,402	-	267,725	799,303
National Treasury Notes - NTN F	-	-	593,915	2,328,633	1,506,824	4,429,372
Agricultural Debt Securities - TDA	-	45,660	53,593	36,228	4,164	139,645
Global Bonds	-	-	295	-	12,375	12,670
Private Securities	4,214,488	29,683	36,840	21,186	87,889	4,390,086
Shares	857,758	-	-	-	-	857,758
Receivables Investment Fund - FIDC (1)	-	17,201	3,013	-	32,690	52,904
Investment Fund Shares in Participation - FIP	381,913	-	-	-	-	381,913
Investment Fund Shares	2,974,817	-	-	-	-	2,974,817
Debentures	-	3,948	33,803	21,186	10,407	69,344
Eurobond	-	-	24	-	2,112	2,136
Certificates of Real Estate Receivables - CRI	-	-	-	-	42,680	42,680
Bank Certificates of Deposits - CDB	-	8,534	-	-	-	8,534
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	15,785,333	-	-	-	-	15,785,333
Total	19,999,821	1,312,478	3,941,586	5,948,481	3,749,975	34,952,341

III) Available-for-Sale Securities

			Bank
			September 30, 2010			June 30, 2010
				Adjustment
				to Fair Value -	Carrying	Carrying
Available-for-Sale Securities			Cost	Equity	Amount	Amount
Government Securities			30,111,809	453,176	30,564,985	32,227,654
Treasury Certificates - CFT			90,208	6,450	96,658	91,187
Securitized Credit			1,185	600	1,785	1,714
National Treasury Bills - LTN			2,569,548	20,001	2,589,549	2,498,237
Treasury Bills - LFT			2,636,409	87	2,636,496	2,572,567
National Treasury Notes - NTN A			112,533	16,671	129,204	125,754
National Treasury Notes - NTN B			470,202	5,611	475,813	2,010,100
National Treasury Notes - NTN C			578,165	313,109	891,274	883,002
National Treasury Notes - NTN F			23,269,366	90,656	23,360,022	23,672,215
National Treasury Notes - NTN P			108	(9)	99	96
Agricultural Debt Securities - TDA			32	-	32	31
Foreign Government Securities			384,053	-	384,053	372,751
Private Securities			33,258,976	(3,795)	33,255,181	31,912,559
Shares			859,815	(28,852)	830,963	775,360
Receivables Investment Fund - FIDC (1)			1,123,242	-	1,123,242	195,719
Investment Fund Shares in Participation - FIP			9,200	-	9,200	5,313
Investment Fund Shares			58	-	58	-
Debentures			29,576,524	45,909	29,622,433	27,778,427
Eurobonds			167,914	(714)	167,200	176,524
Promissory Notes - NP			403,279	(983)	402,296	1,853,576
Real Estate Credit Notes - CCI			22,717	1,508	24,225	23,315
Agribusiness Receivables Certificates - CDCA			6,255	(772)	5,483	6,620
Certificates of Real Estate Receivables - CRI			1,089,972	(19,891)	1,070,081	1,097,705
Total			63,370,785	449,381	63,820,166	64,140,213

	Bank
	September 30, 2010
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	18,644	592,851	25,695,896	4,257,594	30,564,985
Treasury Certificates - CFT	-	-	-	96,295	363	96,658
Securitized Credit	-	-	-	-	1,785	1,785
National Treasury Bills - LTN	-	-	-	2,589,549	-	2,589,549
Treasury Bills - LFT	-	1,138	-	2,328,384	306,974	2,636,496
National Treasury Notes - NTN A	-	1,900	-	-	127,304	129,204
National Treasury Notes - NTN B	-	5,353	24,266	-	446,194	475,813
National Treasury Notes - NTN C	-	-	6,212	-	885,062	891,274
National Treasury Notes - NTN F	-	-	562,357	20,307,753	2,489,912	23,360,022
National Treasury Notes - NTN P	-	-	-	99	-	99
Agricultural Debt Securities - TDA	-	-	16	16	-	32
Foreign Government Securities	-	10,253	-	373,800	-	384,053
Private Securities	1,963,463	79,037	658,285	1,224,653	29,329,743	33,255,181
Shares	830,963	-	-	-	-	830,963
Receivables Investment Fund - FIDC (1)	1,123,242	-	-	-	-	1,123,242
Investment Fund Shares in Participation - FIP	9,200	-	-	-	-	9,200
Investment Fund Shares	58	-	-	-	-	58
Debentures	-	47,428	350,542	931,885	28,292,578	29,622,433
Eurobonds	-	9	26	163,927	3,238	167,200
Promissory Notes - NP	-	-	302,896	99,400	-	402,296
Real Estate Credit Notes - CCI	-	-	3,310	4,676	16,239	24,225
Agribusiness Receivables Certificates - CDCA	-	-	-	5,483	-	5,483
Certificates of Real Estate Receivables - CRI	-	31,600	1,511	19,282	1,017,688	1,070,081
Total	1,963,463	97,681	1,251,136	26,920,549	33,587,337	63,820,166

			Consolidated
			September 30, 2010			June 30, 2010
				Adjustment
				to Fair Value -	Carrying	Carrying
Available-for-Sale Securities			Cost	Equity	Amount	Amount
Government Securities			31,771,019	467,819	32,238,838	33,789,897
Treasury Certificates - CFT			90,208	6,450	96,658	91,187
Securitized Credit			1,185	600	1,785	1,714
National Treasury Bills - LTN			2,823,193	19,731	2,842,924	2,744,308
Treasury Bills - LFT			2,761,952	653	2,762,605	2,705,517
National Treasury Notes - NTN A			112,533	16,671	129,204	125,754
National Treasury Notes - NTN B			674,162	11,361	685,523	2,210,076
National Treasury Notes - NTN C			690,863	315,292	1,006,155	953,510
National Treasury Notes - NTN F			24,232,730	97,070	24,329,800	24,584,953
National Treasury Notes - NTN P			108	(9)	99	96
Agricultural Debt Securities - TDA			32	-	32	31
Foreign Government Securities			384,053	-	384,053	372,751
Private Securities			6,416,065	(3,804)	6,412,261	5,752,655
Shares			859,815	(28,852)	830,963	775,360
Receivables Investment Fund - FIDC (1)			1,123,242	-	1,123,242	195,719
Investment Fund Shares in Participation - FIP			9,200	-	9,200	5,313
Investment Fund Shares			185	-	185	183
Debentures			2,733,486	45,900	2,779,386	1,618,340
Eurobonds			167,914	(714)	167,200	176,524
Promissory Notes - NP			403,279	(983)	402,296	1,853,576
Real Estate Credit Notes - CCI			22,717	1,508	24,225	23,315
Agribusiness Receivables Certificates - CDCA			6,255	(772)	5,483	6,620
Certificates of Real Estate Receivables - CRI			1,089,972	(19,891)	1,070,081	1,097,705
Total			38,187,084	464,015	38,651,099	39,542,552

	Consolidated
	September 30, 2010
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	28,757	918,211	26,396,797	4,895,073	32,238,838
Treasury Certificates - CFT	-	-	-	96,295	363	96,658
Securitized Credit	-	-	-	-	1,785	1,785
National Treasury Bills - LTN	-	-	253,374	2,589,550	-	2,842,924
Treasury Bills - LFT	-	4,580	5,109	2,445,942	306,974	2,762,605
National Treasury Notes - NTN A	-	1,900	-	-	127,304	129,204
National Treasury Notes - NTN B	-	9,936	40,906	38,921	595,760	685,523
National Treasury Notes - NTN C	-	2,088	6,894	-	997,173	1,006,155
National Treasury Notes - NTN F	-	-	611,912	20,852,174	2,865,714	24,329,800
National Treasury Notes - NTN P	-	-	-	99	-	99
Agricultural Debt Securities - TDA	-	-	16	16	-	32
Foreign Government Securities	-	10,253	-	373,800	-	384,053
Private Securities	1,963,590	79,037	658,285	1,226,133	2,485,216	6,412,261
Shares	830,963	-	-	-	-	830,963
Receivables Investment Fund - FIDC (1)	1,123,242	-	-	-	-	1,123,242
Investment Fund Shares in Participation - FIP	9,200	-	-	-	-	9,200
Investment Fund Shares	185	-	-	-	-	185
Debentures	-	47,428	350,542	933,365	1,448,051	2,779,386
Eurobonds	-	9	26	163,927	3,238	167,200
Promissory Notes - NP	-	-	302,896	99,400	-	402,296
Real Estate Credit Notes - CCI	-	-	3,310	4,676	16,239	24,225
Agribusiness Receivables Certificates - CDCA	-	-	-	5,483	-	5,483
Certificates of Real Estate Receivables - CRI	-	31,600	1,511	19,282	1,017,688	1,070,081
Total	1,963,590	107,794	1,576,496	27,622,930	7,380,289	38,651,099
(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction s characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-Maturity Securities

	Bank
	September 30, 2010
			by Maturity
Held-to-Maturity	Cost/Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1)	September 30, 2010	June 30, 2010	3 months	12 months	3 years	3 years	Total
Government
Securities	873,288	880,459	1,294	11,986	2,693	857,315	873,288
National Treasury
Notes - NTN C	866,537	872,061	-	9,686	-	856,851	866,537
National Treasury
Notes - NTN I	6,751	8,398	1,294	2,300	2,693	464	6,751
Total	873,288	880,459	1,294	11,986	2,693	857,315	873,288

	Consolidated
	September 30, 2010
			by Maturity
Held-to-Maturity	Cost/Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1)	September 30, 2010	June 30, 2010	3 months	12 months	3 years	3 years	Total
Government
Securities	1,741,475	1,750,160	2,161	25,328	2,693	1,711,293	1,741,475
National Treasury
Notes - NTN B	234,679	236,364	867	1,495	-	232,317	234,679
National Treasury
Notes - NTN C	1,500,045	1,505,398	-	21,533	-	1,478,512	1,500,045
National Treasury
Notes - NTN I	6,751	8,398	1,294	2,300	2,693	464	6,751
Total	1,741,475	1,750,160	2,161	25,328	2,693	1,711,293	1,741,475
(1) Market value of held-to-maturity securities is R$1,393,815 in the Bank and R$2,337,563 in the Consolidated (June 30, 2010 - R$1,374,237 in the Bank and R$2,318,869 in the Consolidated).

In accordance with Bacen Circular 3,068/2001, article 8, Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate, which are considered representative of the market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Income From Fixed-income Securities	2,895,192	8,077,661	861,964	1,318,422
Income From Interbank Investments	1,082,048	3,198,074	1,049,267	3,035,905
Income From Variable-income Securities	(16,371)	(51,902)	314,017	209,168
Other	46,198	79,854	6,848	23,779
Total	4,007,067	11,303,687	2,232,096	4,587,274

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Income From Fixed-income Securities	2,169,869	6,212,814	305,909	654,558
Income From Interbank Investments	565,881	1,814,861	738,323	2,509,545
Income From Variable-income Securities	(16,888)	(52,659)	313,843	250,365
Other	48,838	87,190	8,137	34,942
Total	2,767,700	8,062,206	1,366,212	3,449,410

b) Derivatives Financial Instruments

I) Derivatives recorded in memorandum and balance sheets

	Bank
	September 30, 2010			June 30, 2010
	Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(205,279)	4,995		(237,547)	15,583
Asset	81,127,973	12,880,203	13,349,565	76,737,675	8,903,304	9,064,205
CDI (Interbank Deposit Rates)	28,795,943	8,135,416	8,257,186	25,062,759	6,921,996	7,150,459
Fixed Interest Rate - Reais (1)	4,327,777	1,587,291	1,562,831	4,453,897	1,981,308	1,913,746
Indexed to Price and Interest Rates	10,323,039	3,157,496	3,529,548	10,364,554	-	-
Indexed to Foreign Currency	37,665,234	-	-	36,837,379	-	-
Other Indexes	15,980	-	-	19,086	-	-
Liabilities	81,333,252	(13,085,482)	(13,344,570)	76,975,222	(9,140,851)	(9,048,622)
CDI (interbank deposit rates)	20,660,527	-	-	18,140,763	-	-
Fixed Interest Rate - Reais	2,740,486	-	-	2,472,589	-	-
Indexed to Price and Interest Rates	7,165,543	-	-	13,436,396	(3,071,842)	(2,953,977)
Indexed to Foreign Currency (1)	50,608,843	(12,943,609)	(13,212,845)	42,802,972	(5,965,593)	(5,997,610)
Other Indexes	157,853	(141,873)	(131,725)	122,502	(103,416)	(97,035)
Options	332,859,078	(46,390)	(81,380)	306,963,116	(257,385)	(206,757)
Purchased Position	164,296,942	251,760	242,850	138,942,266	382,782	258,442
Call Option - US Dollar	3,448,826	63,549	78,779	6,719,440	182,940	137,641
Put Option - US Dollar	1,679,206	48,948	69,326	4,913,998	68,989	42,738
Call Option - Other (2)	69,256,032	82,296	45,779	45,081,665	76,604	41,813
Put Option - Other (1) (2)	89,912,878	56,967	48,966	82,227,163	54,249	36,250
Sold Position	168,562,136	(298,150)	(324,230)	168,020,850	(640,167)	(465,199)
Call Option - US Dollar	5,492,995	(79,206)	(103,617)	7,021,993	(219,490)	(105,111)
Put Option - US Dollar	3,142,228	(35,303)	(48,434)	6,881,022	(280,406)	(264,783)
Call Option - Other (1) (2)	48,878,032	(93,803)	(71,222)	56,789,989	(91,827)	(62,856)
Put Option - Other (2)	111,048,881	(89,838)	(100,957)	97,327,846	(48,444)	(32,449)
Futures Contracts	75,402,085	-	-	46,694,670	-	-
Purchased Position	38,392,011	-	-	17,807,724	-	-
Exchange Coupon (DDI)	3,852,976	-	-	5,155,507	-	-
Interest Rates (DI1 and DIA)	32,875,087	-	-	9,673,104	-	-
Foreign Currency	1,428,131	-	-	2,659,722	-	-
Indexes (3)	69,817	-	-	75,332	-	-
Treasury Bonds/Notes	147,348	-	-	224,080	-	-
Other	18,652	-	-	19,979	-	-
Sold Position	37,010,074	-	-	28,886,946	-	-
Exchange Coupon (DDI)	6,966,016	-	-	10,226,874	-	-
Interest Rates (DI1 and DIA)	29,254,689	-	-	18,280,878	-	-
Foreign Currency	285,761	-	-	376,420	-	-
Indexes (3)	503,608	-	-	2,774	-	-
Forward Contracts and Others	10,922,907	(499,076)	(354,424)	13,464,607	(374,553)	(284,074)
Purchased Commitment	4,419,184	(400,793)	(476,127)	5,610,567	(416,843)	(421,121)
Currencies	4,368,768	(400,793)	(476,127)	5,603,300	(416,843)	(421,121)
Other	50,416	-	-	7,267	-	-
Sell Commitment	6,503,723	(98,283)	121,703	7,854,040	42,290	137,047
Currencies	6,495,161	(101,529)	118,335	7,846,773	42,290	137,047
Other	8,562	3,246	3,368	7,267	-	-

	Consolidated
	September 30, 2010			June 30, 2010
	Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(219,994)	(11,931)		(254,011)	(2,886)
Asset	80,932,534	12,810,054	13,277,428	76,515,024	8,834,315	8,993,339
CDI (Interbank Deposit Rates)	28,732,121	8,195,914	8,317,684	25,000,132	7,011,648	7,240,112
Fixed Interest Rate - Reais (1)	4,196,160	1,456,644	1,430,196	4,293,873	1,822,667	1,753,227
Indexed to Price and Interest Rates	10,323,039	3,157,496	3,529,548	10,364,554	-	-
Indexed to Foreign Currency	37,665,234	-	-	36,837,379	-	-
Other Indexes	15,980	-	-	19,086	-	-
Liabilities	81,152,528	(13,030,048)	(13,289,359)	76,769,035	(9,088,326)	(8,996,225)
CDI (interbank deposit rates)	20,536,207	-	-	17,988,484	-	-
Fixed Interest Rate - Reais	2,739,516	-	-	2,471,206	-	-
Indexed to Price and Interest Rates	7,165,543	-	-	13,436,396	(3,071,842)	(2,953,977)
Indexed to Foreign Currency (1)	50,553,409	(12,888,175)	(13,157,634)	42,750,447	(5,913,068)	(5,945,213)
Other Indexes	157,853	(141,873)	(131,725)	122,502	(103,416)	(97,035)
Options	332,765,955	(42,417)	(77,407)	306,864,095	(250,014)	(199,387)
Purchased Position	164,296,942	251,760	242,850	138,942,266	382,782	258,442
Call Option - US Dollar	3,448,826	63,549	78,779	6,719,440	182,940	137,641
Put Option - US Dollar	1,679,206	48,948	69,326	4,913,998	68,989	42,738
Call Option - Other (2)	69,256,032	82,296	45,779	45,081,665	76,604	41,813
Put Option - Other (1) (2)	89,912,878	56,967	48,966	82,227,163	54,249	36,250
Sold Position	168,469,013	(294,177)	(320,257)	167,921,829	(632,796)	(457,829)
Call Option - US Dollar	5,492,995	(79,206)	(103,617)	7,021,993	(219,490)	(105,111)
Put Option - US Dollar	3,142,228	(35,303)	(48,434)	6,881,022	(280,406)	(264,783)
Call Option - Other (1) (2)	48,784,909	(89,830)	(67,249)	56,690,968	(84,456)	(55,486)
Put Option - Other (2)	111,048,881	(89,838)	(100,957)	97,327,846	(48,444)	(32,449)
Futures Contracts	75,402,085	-	-	46,694,670	-	-
Purchased Position	38,392,011	-	-	17,807,724	-	-
Exchange Coupon (DDI)	3,852,976	-	-	5,155,507	-	-
Interest Rates (DI1 and DIA)	32,875,087	-	-	9,673,104	-	-
Foreign Currency	1,428,131	-	-	2,659,722	-	-
Indexes (3)	69,817	-	-	75,332	-	-
Treasury Bonds/Notes	147,348	-	-	224,080	-	-
Other	18,652	-	-	19,979	-	-
Sold Position	37,010,074	-	-	28,886,946	-	-
Exchange Coupon (DDI)	6,966,016	-	-	10,226,874	-	-
Interest Rates (DI1 and DIA)	29,254,689	-	-	18,280,878	-	-
Foreign Currency	285,761	-	-	376,420	-	-
Indexes (3)	503,608	-	-	2,774	-	-
Forward Contracts and Others	10,922,907	(499,076)	(354,424)	13,464,607	(374,553)	(284,074)
Purchased Commitment	4,419,184	(400,793)	(476,127)	5,610,567	(416,843)	(421,121)
Currencies	4,368,768	(400,793)	(476,127)	5,603,300	(416,843)	(421,121)
Other	50,416	-	-	7,267	-	-
Sell Commitment	6,503,723	(98,283)	121,703	7,854,040	42,290	137,047
Currencies	6,495,161	(101,529)	118,335	7,846,773	42,290	137,047
Other	8,562	3,246	3,368	7,267	-	-
(1) Includes credit and embedded derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa, S&P indexes.

II) Derivatives Financial Instruments by counterparty

	Bank
	Notional
	September 30, 2010				June 30, 2010
		Related	Financial
	Customers	parties	institutions (1)	Total	Total
Swap	33,219,057	24,474,896	23,434,020	81,127,973	76,737,675
Options	336,545	1,256,356	331,266,177	332,859,078	306,963,116
Futures Contracts	-	-	75,402,085	75,402,085	46,694,670
Forward Contracts and Others	6,736,484	3,933,221	253,202	10,922,907	13,464,607

	Consolidated
	Notional
	September 30, 2010				June 30, 2010
		Related	Financial
	Customers	parties	institutions (1)	Total	Total
Swap	33,219,057	24,279,457	23,434,020	80,932,534	76,515,024
Options	336,545	1,163,233	331,266,177	332,765,955	306,864,095
Futures Contracts	-	-	75,402,085	75,402,085	46,694,670
Forward Contracts and Others	6,736,484	3,933,221	253,202	10,922,907	13,464,607
(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.

III) Derivatives Financial Instruments by maturity

	Bank
	Notional
	September 30, 2010				June 30, 2010
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Swap	13,357,130	19,224,535	48,546,308	81,127,973	76,737,675
Options	122,896,009	207,400,699	2,562,370	332,859,078	306,963,116
Futures Contracts	10,741,128	41,387,678	23,273,279	75,402,085	46,694,670
Forward Contracts and Others	6,463,280	2,729,572	1,730,055	10,922,907	13,464,607

	Consolidated
	Notional
	September 30, 2010				June 30, 2010
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Swap	13,331,729	19,167,262	48,433,543	80,932,534	76,515,024
Options	122,896,009	207,396,042	2,473,904	332,765,955	306,864,095
Futures Contracts	10,741,128	41,387,678	23,273,279	75,402,085	46,694,670
Forward Contracts and Others	6,463,280	2,729,572	1,730,055	10,922,907	13,464,607

IV) Derivatives by trade market

	Bank
	Notional
	September 30, 2010				June 30, 2010
			Over the
	Exchange (1)	Cetip (2)	counter	Total	Total
Swap	19,996,972	39,544,288	21,586,713	81,127,973	76,737,675
Options	332,461,216	137,211	260,651	332,859,078	306,963,116
Futures Contracts	75,402,085	-	-	75,402,085	46,694,670
Forward Contracts and Others	3,357	6,518,649	4,400,901	10,922,907	13,464,607

	Consolidated
	Notional
	September 30, 2010				June 30, 2010
			Over the
	Exchange (1)	Cetip (2)	counter	Total	Total
Swap	19,934,084	39,411,737	21,586,713	80,932,534	76,515,024
Options	332,461,216	137,211	167,528	332,765,955	306,864,095
Futures Contracts	75,402,085	-	-	75,402,085	46,694,670
Forward Contracts and Others	3,357	6,518,649	4,400,901	10,922,907	13,464,607
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$503,216 of cost (June 30, 2010 - R$535,207) and R$451,469 of fair value (June 30, 2010 - R$536,369). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$8,559 (June 30, 2010 - R$7,523).

VI) Derivatives used as Hedge instruments

Derivatives used as hedges by index are as follows:

a) Market risk hedge

	Bank/Consolidated
	September 30, 2010			June 30, 2010
			Adjustment			Adjustment
Hedge instruments	Cost	Fair Value	to Fair value	Cost	Fair Value	to Fair value
Swap Contracts	93,623	87,084	(6,539)	73,279	65,406	(7,873)
Asset	790,749	795,147	4,398	990,747	996,537	5,790
Interbank Deposit Rates - CDI	424,208	427,467	3,259	621,096	625,050	3,954
Indexed to Foreign Currency - Pound	366,541	367,680	1,139	369,651	371,487	1,836
Liabilities	(697,126)	(708,063)	(10,937)	(917,468)	(931,131)	(13,663)
Indexed to Foreign Currency - US Dollar	(697,126)	(708,063)	(10,937)	(917,468)	(931,131)	(13,663)

Hedge Object	679,461	690,984	11,523	879,583	894,467	14,884
Credit Portfolio	312,718	323,431	10,713	509,844	522,784	12,940
Indexed to Foreign Currency - US Dollar	312,718	323,431	10,713	509,844	522,784	12,940
Borrowings	366,743	367,553	810	369,739	371,683	1,944
Indexed to Foreign Currency - Pound	366,743	367,553	810	369,739	371,683	1,944

b) Cash flow hedge

There are cash flow hedges - Future DI in the Bank and Consolidated, with notional value of R$12,927,230 (June 30, 2010 - R$2,589,166), which maturities on January 2, 2012. The mark-to-market effect is recorded in stockholders equity and corresponds to a debit of R$246,588 (June 30, 2010 - R$232,809), net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs), is R$13,011,165 (June 30, 2010 - R$2,434,667).

The effectiveness obtained for the hedge portfolio as of September 30 and June 30, 2010 is compliant with Bacen s requirements and no ineffective portion was identified to be recorded in income for the period.

VII) Financial Instruments Pledged as Guarantee

The amounts pledged to guarantee BM&FBovespa derivative transactions in the Bank and Consolidated are comprised of federal government securities in the amount of R$3,515,398 (June 30, 2010 - R$3,490,933).

VIII) Financial Instruments Recorded in Assets and Liabilities

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Assets
Swap Differentials Receivable (1)	4,178,950	3,845,636	4,161,897	3,826,970
Option Premiums (2)	242,849	258,442	242,849	258,442
Forward Contracts and others	260,321	153,164	260,321	153,164
Total	4,682,120	4,257,242	4,665,067	4,238,576

Liabilities
Swap Differentials Payable (1)	4,086,871	3,764,647	4,086,744	3,764,450
Option Premiums	324,229	465,199	320,256	457,829
Forward Contracts and others	614,745	437,238	614,745	437,238
Total	5,025,845	4,667,084	5,021,745	4,659,517
(1) Includes swap options, credit and embedded derivatives.
(2) Includes embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Bank business lines and their possible hedges. Accordingly, based on the nature of the Bank s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Bank s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of September 30, 2010.

Trading Portfolio
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(24,065)	(45,048)	(29,641)
Coupon - Other Currencies	(4,005)	(40,050)	(200,250)
Fixed Interest Rate - Reais	(5,186)	(51,863)	(259,315)
Shares and Indices	(18,491)	(46,228)	(92,455)
Inflation	(2,108)	(21,081)	(105,404)
Total (1)	(53,855)	(204,270)	(687,065)
(1) Amounts net of taxes.

The table below summarizes the stress values generated by the Bank s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as of September 30, 2010.

Portfolio Banking
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(1,182)	(11,817)	(59,085)
TR and Long-term Interest Rate (TJLP)	(1,363)	(13,624)	(68,121)
Fixed Interest Rate - Reais	(17,058)	(170,582)	(852,911)
Inflation	(1,491)	(14,912)	(74,559)
Total (1) (2)	(21,094)	(210,935)	(1,054,676)
(1) Capital market value was calculated with 1.5 year maturity.
(2) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, of December 17, 2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock of 10 base points on the foreign currencies coupon curves, plus a shock of 10% on the currency and stockmarket spot positions (depreciation of the Real and fall of the Bovespa index), and a shock above 10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock of 100 base points on the foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock of 500 base points on the foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 500 base points on the volatility surface of currencies used to price options.

US dollar coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other currencies coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and rates: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

7. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities).

8. Credit Portfolio and Allowance for Losses

a) Credit Portfolio

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Lending operations	120,548,367	113,169,832	136,034,217	127,316,158
Loans and Discounted Receivables	73,420,187	68,429,356	73,439,481	68,454,340
Financing	31,058,932	29,774,914	46,525,488	43,896,256
Rural, Agricultural and Industrial Financing	4,813,500	4,609,590	4,813,500	4,609,590
Real Estate Financing	11,233,330	10,355,216	11,233,330	10,355,216
Securities Financing	22,418	532	22,418	532
Infrastructure and Development Financing	-	224	-	224
Leasing Operations	458,064	525,898	11,729,170	12,550,738
Advances on Foreign Exchange Contracts (1)	2,187,745	2,275,701	2,187,745	2,275,701
Other Receivables (2)	7,791,472	7,452,247	9,133,435	8,694,134
Total	130,985,648	123,423,678	159,084,567	150,836,731
Current	62,765,677	60,275,626	76,513,062	73,697,571
Long-term	68,219,971	63,148,052	82,571,505	77,139,160
(1) Classified as a reduction of Other payables.
(2) Include receivables for guarantees honored, debtors for purchase of assets, notes and credits receivable (basically credit cards, receivably and rural product notes - CPR), income receivable from advances on foreign exchange contracts, and receivables from export contracts.

b) Credit Portfolio

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Overdue	5,822,952	6,343,697	6,343,084	6,919,612
Due to:
Up to 3 Moths	26,650,788	22,477,143	31,585,755	27,259,712
From 3 to 12 Months	36,114,889	37,798,483	44,927,307	46,437,859
Over 12 Months	62,397,019	56,804,355	76,228,421	70,219,548
Total	130,985,648	123,423,678	159,084,567	150,836,731

c) Lease Portfolio at Present Value

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Gross Investment in Lease Transactions	618,051	703,514	15,775,962	17,038,296
Lease Receivables	226,823	262,780	9,773,157	10,454,381
Unrealized Residual Values (1)	391,228	440,734	6,002,805	6,583,915
Unearned Income on Lease	(223,439)	(258,913)	(9,510,305)	(10,164,228)
Offsetting Residual Values	(391,228)	(440,734)	(6,002,805)	(6,583,915)
Leased Property and Equipment	981,579	1,085,856	23,448,985	24,107,275
Accumulated Depreciation	(584,864)	(569,995)	(12,293,815)	(11,795,030)
Excess Depreciation	579,198	576,337	10,155,330	9,976,394
Losses on Unamortized Lease	28	17	164,917	165,221
Advances for Guaranteed Residual Value	(521,261)	(570,184)	(10,073,913)	(10,264,329)
Other Assets	-	-	64,814	71,054
Total of Lease Portfolio at Present Value	458,064	525,898	11,729,170	12,550,738
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (income to appropriate related to minimum payments to receive) is R$159,987 (June 30, 2010 - R$177,616) in the Bank and R$4,046,792 (June 30, 2010 - R$4,487,558) in the Consolidated.

As of September 30 and June 30, 2010 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity at Present Value

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Overdue	22,730	23,409	257,535	277,431
Due to:
Up to 1 year	198,669	217,451	5,364,478	5,588,545
From 1 to 5 years	236,665	285,038	6,105,341	6,682,882
Over 5 years	-	-	1,816	1,880
Total	458,064	525,898	11,729,170	12,550,738

d) Credit Portfolio by Business Sector

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Private Sector	130,756,103	123,236,565	158,845,350	150,644,026
Industrial	26,342,833	23,695,982	27,010,021	24,358,952
Commercial	11,170,187	10,485,896	13,039,561	12,341,521
Financial Institutions	145,956	275,003	149,445	278,755
Services and Other	38,858,930	38,084,214	41,104,627	40,312,429
Individuals	49,424,697	46,086,398	72,728,196	68,743,297
Credit Cards	9,383,378	8,869,078	9,383,378	8,869,078
Mortgage Loans	6,114,343	5,609,384	6,114,343	5,609,384
Payroll Loans	9,132,458	8,517,705	9,132,458	8,517,705
Financing and Vehicles Lease	3,620,614	3,800,287	25,434,432	25,025,181
Other	21,173,904	19,289,944	22,663,585	20,721,949
Rural	4,813,500	4,609,072	4,813,500	4,609,072
Public sector	229,545	187,113	239,217	192,705
Federal	116,554	124,282	116,554	124,282
State	104,974	52,947	107,456	52,947
Municipal	8,017	9,884	15,207	15,476
Total	130,985,648	123,423,678	159,084,567	150,836,731

e) Classification of Credit Portfolio by Risk Level and Respective Allowance for Loan Losses

		Bank
		Credit Portfolio
	Minimum Allowance	September 30, 2010			June 30, 2010	Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	September 30, 2010	June 30, 2010
AA	-	48,447,267	-	48,447,267	47,513,555	-	-
A	0.5%	59,004,195	-	59,004,195	54,139,460	295,021	270,697
B	1%	5,491,813	1,337,030	6,828,843	5,211,982	68,288	52,120
C	3%	4,120,943	1,992,000	6,112,943	5,738,485	183,388	172,155
D	10%	1,290,313	1,183,299	2,473,612	2,491,998	247,361	249,200
E	30%	585,324	952,235	1,537,559	1,444,680	461,268	433,404
F	50%	72,568	1,232,510	1,305,078	1,499,616	652,539	749,808
G	70%	91,441	952,340	1,043,781	675,227	730,647	472,659
H	100%	211,895	4,020,475	4,232,370	4,708,675	4,232,370	4,708,675
Total		119,315,759	11,669,889	130,985,648	123,423,678	6,870,882	7,108,718
Additional Provision (2)						812,413	757,236
Total Provision						7,683,295	7,865,954

		Consolidated
		Credit Portfolio
	Minimum Allowance	September 30, 2010			June 30, 2010	Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	September 30, 2010	June 30, 2010
AA	-	49,311,086	-	49,311,086	48,246,721	-	-
A	0.5%	81,089,696	-	81,089,696	75,191,959	405,448	375,960
B	1%	6,197,725	2,471,583	8,669,308	7,108,153	86,693	71,082
C	3%	5,013,950	2,847,822	7,861,772	7,850,285	235,853	235,509
D	10%	1,388,093	1,520,124	2,908,217	2,941,492	290,822	294,149
E	30%	594,293	1,161,720	1,756,013	1,653,221	526,804	495,966
F	50%	74,452	1,379,726	1,454,178	1,681,925	727,089	840,963
G	70%	102,005	1,082,927	1,184,932	798,261	829,452	558,783
H	100%	212,783	4,636,582	4,849,365	5,364,714	4,849,365	5,364,714
Total		143,984,083	15,100,484	159,084,567	150,836,731	7,951,526	8,237,126
Additional Provision (2)						850,572	794,952
Total Provision						8,802,098	9,032,078
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management s risk assessment, the expected realization of the loan portfolio, and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

	Bank		Consolidated
	2010	2009	2010	2009
Balance as of December 31	8,293,755	2,636,484	9,462,570	7,094,232
Merger of Corporate Participation (Note 15)	-	3,741,033	-	-
Allowances Recognized	5,791,974	6,209,072	6,254,526	7,875,127
Write-offs	(6,402,434)	(4,011,388)	(6,915,388)	(5,317,594)
Other Changes	-	-	390	-
Balance as of September 30 (1)	7,683,295	8,575,201	8,802,098	9,651,765
Current	1,406,719	1,486,601	1,833,105	1,763,064
Long-term	6,276,576	7,088,600	6,968,993	7,888,701
Recoveries Accumulated in the Period (2)	663,372	289,776	746,198	462,864
(1) Includes reserves for lease portfolio: R$66,028 (June 30, 2010 - R$60,343) in the Bank and R$648,496 (June 30, 2010 - R$680,173) in the Consolidated.
(2) Recorded as financial income under lending operations and leasing operations. Includes results from the assignment of receivables without coobligation related to operations previously written-off as losses amounting to R$45,239 for the third quarter and R$90,111 in the accumulated for the period (2009 - R$9,028 for the third quarter and R$42,283 in the accumulated for the period) in the Bank and R$46,027 for the third quarter and R$90,899 in the accumulated for the period (2009 - R$27,753 for the third quarter and R$61,009 in the accumulated for the period) in the Consolidated.

9. Foreign Exchange Portfolio

	Bank/Consolidated
	September 30, 2010	June 30, 2010
Assets
Rights to Foreign Exchange Sold	10,724,682	15,696,383
Exchange Purchased Pending Settlement	12,752,283	18,871,352
Advances in Local Currency	(230,309)	(258,530)
Income Receivable from Advances and Importing Financing	72,548	78,509
Foreign Exchange and Term Documents in Foreign Currencies	16,953	941
Total	23,336,157	34,388,655
Current	22,603,612	32,171,433
Long-term	732,545	2,217,222

Liabilities
Exchange Sold Pending Settlement	10,432,177	15,574,425
Foreign Exchange Purchased	12,818,496	18,788,954
Advances on Foreign Exchange Contracts	(2,187,745)	(2,275,701)
Others	8,762	(20,105)
Total	21,071,690	32,067,573
Current	20,582,395	30,857,873
Long-term	489,295	1,209,700

Memorandum accounts
Open Import Credits	491,734	499,813
Confirmed Export Credits	19,573	21,452

10. Trading Account

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Assets
Transactions Pending Settlement	170,282	456,355	193,866	456,355
Debtors Pending Settlement	10,109	4,437	447,653	236,327
Stock Exchanges - Guarantee Deposits	362,725	361,371	391,625	389,495
Other	83	83	83	83
Total	543,199	822,246	1,033,227	1,082,260
Current	543,199	822,246	1,033,227	1,082,260

Liabilities
Transactions Pending Settlement	151,669	161,144	151,669	196,974
Creditors Pending Settlement	21,524	14,870	339,580	143,660
Creditors for Loan of Shares	19,616	53,557	19,616	53,557
Clearinghouse Transactions	-	-	140,809	64,734
Commissions and Brokerage Fees Payable	1,634	1,325	4,467	3,805
Total	194,443	230,896	656,141	462,730
Current	194,443	230,819	656,137	462,648
Long-term	-	77	4	82

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

	Bank
	December 31, 2009	Recognition	Realization	September 30, 2010
Allowance for Loan Losses	4,191,501	2,649,788	(2,795,083)	4,046,206
Reserve for Civil Contingencies	578,106	167,852	(100,218)	645,740
Reserve for Tax Contingencies	1,366,519	428,508	(3,394)	1,791,633
Reserve for Labor Contingencies	1,148,467	302,185	(336,828)	1,113,824
Amortized Goodwill	261,278	-	(54,194)	207,084
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,706,874	64,524	-	1,771,398
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	201,692	-	(111,611)	90,081
Accrual for Pension Plan	196,416	628	-	197,044
Profit Sharing, Bonuses and Personnel Gratuities	317,970	306,620	(319,295)	305,295
Other Temporary Provisions	1,699,101	-	(95,393)	1,603,708
Total Tax Credits on Temporary Differences	11,667,924	3,920,105	(3,816,016)	11,772,013
Tax Loss Carryforwards	229,949	-	(42,202)	187,747
Social Contribution Tax - Executive Act 2,158/2001	900,730	-	(105,443)	795,287
Total Tax Credits	12,798,603	3,920,105	(3,963,661)	12,755,047
Unrecorded Tax Credits (2)	(1,583,410)	-	131,787	(1,451,623)
Subtotal - Recorded Tax Credits	11,215,193	3,920,105	(3,831,874)	11,303,424
Current	5,084,675			5,318,093
Long-term	6,130,518			5,985,331

	Consolidated
	December 31, 2009	Recognition	Realization	September 30, 2010
Allowance for Loan Losses	4,909,822	2,880,274	(3,019,064)	4,771,032
Reserve for Civil Contingencies	616,202	177,314	(111,699)	681,817
Reserve for Tax Contingencies	1,652,054	523,717	(44,670)	2,131,101
Reserve for Labor Contingencies	1,181,531	311,816	(342,828)	1,150,519
Amortized Goodwill	276,638	8	(61,618)	215,028
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,709,200	64,670	(1,229)	1,772,641
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	204,854	-	(113,774)	91,080
Accrual for Pension Plan	196,416	628	-	197,044
Profit Sharing, Bonuses and Personnel Gratuities	332,454	326,653	(339,258)	319,849
Other Temporary Provisions	1,797,714	18,751	(112,107)	1,704,358
Total Tax Credits on Temporary Differences	12,876,885	4,303,831	(4,146,247)	13,034,469
Tax Loss Carryforwards	1,770,055	6,203	(118,223)	1,658,035
Social Contribution Tax - Executive Act 2,158/2001	914,876	-	(105,443)	809,433
Total Tax Credits	15,561,816	4,310,034	(4,369,913)	15,501,937
Unrecorded Tax Credits (2)	(1,743,013)	(3,676)	160,459	(1,586,230)
Subtotal - Recorded Tax Credits	13,818,803	4,306,358	(4,209,454)	13,915,707
Current	5,597,886			5,880,330
Long-term	8,220,917			8,035,377
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes the unrecorded tax credit related to the increase in social contribution tax rate for financial institutions from 9% to 15%. The social contribution tax amount related to the tax rate increase is accrued in other payables - tax and social security (Note 19).

b) Expected Realization of Recorded Tax Credits

	Bank
	September 30, 2010
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2010	1,673,569	821,792	23,530	-	-	2,518,891	2,398,696
2011	2,453,175	1,448,924	94,119	-	154,163	4,150,381	3,892,529
2012	1,673,021	981,140	71,058	34,714	200,140	2,960,073	2,688,261
2013	1,022,021	592,268	1,876	153,033	250,414	2,019,612	1,561,615
2014	274,773	154,378	1,876	-	190,570	621,597	471,668
2015 to 2017	266,280	137,076	1,407	-	-	404,763	267,418
2018 to 2019	33,225	16,453	-	-	-	49,678	23,237
2020 to 2022	8,196	-	-	-	-	8,196	-
2023 to 2024	5,464	-	-	-	-	5,464	-
After 2024	16,392	-	-	-	-	16,392	-
Total	7,426,116	4,152,031	193,866	187,747	795,287	12,755,047	11,303,424

	Consolidated
	September 30, 2010
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2010	1,856,672	897,485	23,551	22,008	13,794	2,813,510	2,685,128
2011	2,661,755	1,577,916	94,205	34,652	154,515	4,523,043	4,260,268
2012	1,852,988	1,092,176	71,128	326,003	200,140	3,542,435	3,264,743
2013	1,181,080	691,211	1,897	518,226	250,414	2,642,828	2,142,398
2014	289,764	162,854	1,897	277,920	190,570	923,005	770,989
2015 to 2017	320,458	164,206	1,423	361,370	-	847,457	684,940
2018 to 2019	40,825	20,926	-	117,856	-	179,607	107,241
2020 to 2022	8,196	-	-	-	-	8,196	-
2023 to 2024	5,464	-	-	-	-	5,464	-
After 2024	16,392	-	-	-	-	16,392	-
Total	8,233,594	4,606,774	194,101	1,658,035	809,433	15,501,937	13,915,707

Due to differences between accounting, tax and corporate criteria, expected realization of tax credits should not be taken as indicative of future net income.

c) Present value of deferred tax credits

The total present value of tax credits is R$11,472,037 (June 30, 2010 - R$11,491,042) in the Bank and R$13,746,493 (June 30, 2010 - R$13,814,292) in the Consolidated and the present value of recorded tax credits is R$10,259,141 (June 30, 2010 - R$10,254,150) in the Bank and R$12,437,750 (June 30, 2010 - R$12,477,868) in the Consolidated. The present value was calculated taking into account the expected realization of temporary differences, tax loss carryforwards, and social contribution tax at the rate of 18% (Executive Act 2,158/2001) and the average funding rate projected for the corresponding periods.

12. Other Receivables - Other

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Credit Cards	6,634,298	6,192,033	6,634,298	6,192,033
Escrow Deposits for:
Tax Claims	3,168,519	2,890,171	3,962,297	3,659,922
Labor Claims	2,196,329	2,122,142	2,257,730	2,181,760
Other	573,423	514,835	674,557	612,799
Contract Guarantees - Former Controlling Stockholders (Note 22.h)	501,133	478,809	502,604	480,355
Recoverable Taxes	903,737	952,709	1,619,485	1,540,618
Receivables	791,495	838,793	2,123,518	2,072,999
Reimbursable Payments	264,311	282,696	286,040	304,205
Rural Product Notes (CPR)	142,077	158,561	142,077	158,561
Salary Advances/Other	699,880	753,618	705,532	758,966
Debtors for Purchase of Assets	140,718	161,876	150,658	169,557
Receivable from Affiliates (Note 25.g)	613,434	565,085	-	-
Credit from Insurance Operations	-	-	179,415	166,568
Other	1,276,175	826,283	1,350,561	883,574
Total	17,905,529	16,737,611	20,588,772	19,181,917
Current	9,428,046	8,872,146	10,710,667	9,899,162
Long-term	8,477,483	7,865,465	9,878,105	9,282,755

13. Other Assets

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Assets Not in Use (1)	119,300	121,918	121,433	124,236
Materials in Inventory	-	-	46	46
Total	119,300	121,918	121,479	124,282
(Allowance for Valuation)	(109,616)	(112,233)	(111,610)	(114,427)
Total	9,684	9,685	9,869	9,855
Current	9,684	9,685	9,869	9,855
(1) Refer mainly to repossessed assets, consisting basically of properties and vehicles received as payment in kind.

14. Foreign Branches

The financial position of the Foreign Branch, converted at the exchange rate prevailing at the balance sheet date and included in the financial statements can be summarized as follows:

	September 30, 2010	June 30, 2010
Assets	30,416,033	34,101,706
Current and Long-term Assets	30,331,968	34,012,307
Cash	129,301	260,127
Interbank Investments	2,692,112	3,133,125
Securities and Derivatives	9,733,137	10,749,635
Lending Operations (1)	15,231,080	15,117,654
Foreign Exchange Portfolio	1,903,289	4,088,375
Other Assets	643,049	663,391
Permanent Assets	84,065	89,399
Liabilities	30,416,033	34,101,706
Current and Long-term Liabilities	21,354,635	24,703,661
Money Market Funding	5,009,897	5,187,872
Funds from Acceptance and Issuance of Securities	952,276	1,129,453
Borrowings and Onlendings (2)	10,718,242	10,333,523
Subordinated Debt (3)	-	902,927
Foreign Exchange Portfolio	1,977,775	4,176,871
Other Payables (4)	2,696,445	2,973,015
Deferred Income	17,124	21,128
Head Office's Equity	9,044,274	9,376,917
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) Operation redeemed as mentioned in note 20.
(4) Includes sale of the right to receipt future flows of payment orders from abroad (Note 21).

The income for the period ended September 30, 2010 was R$224,568 for the third quarter and R$639,287 in the accumulated for the period (2009 - R$ 150,879 for the third quarter and R$ 524,365 in the accumulated for the period, the profit of the third quarter includes R$786 and accumulated for the period R$424 for the Tokyo branch loss, terminated in December 2009).

15. Investments in Affiliates and Subsidiaries

		September 30, 2010
		Number of Shares or quotas owned
		Directly or Indirectly (in Thousands)		Participation %
		Common Shares
Investments - Direct and indirect Ownership	Activity	and quotas	Preferred	Bank	Consolidated
Controlled by Banco Santander
Santander Seguros S.A. (Santander Seguros) (2)	Insurance and Pension Plan	5,625,778	5,625,397	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing)	Leasing	63	31	39.88%	39.88%
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.
(Santander Brasil Asset) (2)	Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)	Buying Club	3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio)	Buying Club	92,925	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (RCI Brasil)	Financial	1	1	39.58%	39.58%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito) (3)	Microcredit	43,129,918	-	100.00%	100.00%
Companhia Santander de Valores - Distribuidora de Títulos e Valores Mobiliários
(Cia Santander DTVM) (4)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (5)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander CHP S.A. (21)	Holding	506	-	92.78%	92.78%
Agropecuária Tapirapé S.A. (Tapirapé) (22)	Other Activities	199,729	379,265	99.07%	99.07%
Santander Advisory Services S.A. (Advisory)	Other Activities	446	-	100.00%	100.00%
Real Argentina S.A.	Other Activities	445	-	98.99%	98.99%
Webmotors S.A.	Other Activities	348,253,362	17,929,313	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima
(Santander Getnet) (6)	Other Activities	8,000	-	50.00%	50.00%
Controlled by Santander Seguros (2)
Santander Brasil Seguros S.A. (SB Seguros)	Insurance	70,284	-	-	100.00%
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Controlled by Advisory
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	50,425,267	-	-	99.99%
Real Corretora de Seguros S.A. (Real Corretora) (7)	Insurance Broker	9	-	-	100.00%
Controlled by Cia Santander DTVM (4)
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.
(Santander Securities) (8)	Broker	344,283	77,225	-	100.00%
Jointly Controlled Companies
Celta Holding S.A.	Holding	260	-	26.00%	26.00%
Araguari Real Estate Holding LLC	Holding	43,164	-	50.00%	50.00%
Cibrasec Companhia Brasileira de Securitização (Cibrasec)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	3,083	-	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities	1,679	-	21.75%	21.75%

	September 30, 2010	2010		Investiments Value
	Adjusted	Adjusted Net Income (Loss)
	Shareholders'	Third	Accumulated as of
	Equity	Quarter	September 30	September 30, 2010	June 30, 2010
Controlled by Banco Santander
Santander Seguros (2)	2,532,145	86,057	267,092	2,532,145	2,473,181
Santander Leasing	12,462,287	253,333	741,711	9,792,121	9,593,069
RCI Leasing	505,842	11,731	31,727	201,739	197,061
Santander Brasil Asset (2)	194,348	22,852	64,257	194,348	173,616
Santander Consórcios	3,985	75	176	3,985	3,910
SB Consórcio	119,145	8,577	26,220	119,145	110,568
Banco Bandepe	4,238,876	84,036	223,987	4,238,876	4,154,884
Aymoré CFI	949,738	82,699	264,278	949,738	867,039
RCI Brasil	300,851	12,534	45,285	119,090	114,129
Microcrédito (3)	13,938	1,064	4,322	13,938	12,874
Cia Santander DTVM (4)	86,284	1,120	3,659	86,284	85,164
Santander CCVM (5)	330,688	17,708	43,717	330,688	317,440
Santander S.A. - Corretora de Câmbio e Títulos (Santander CCT) (9)	-	-	11,192	-	-
Santander CHP S.A. (21)	4,688	1,055	2,840	4,349	3,370
Tapirapé (22)	7,076	114	279	7,010	6,897
Advisory	151,045	(1,854)	19,142	151,045	152,898
Real Argentina S.A.	34	(4)	(15)	34	41
Webmotors S.A.	50,925	3,469	10,163	50,925	47,456
Santander Getnet (6)	11,435	1,654	(1,565)	5,726	2,190
Controlled by Santander Seguros (2)
SB Seguros	161,001	5,059	16,367	-	-
Santander Capitalização	494,064	39,055	102,106	-	-
Controlled by Advisory
Santander Serviços	66,714	(5,026)	2,952	-	-
Real Corretora (7)	79,835	3,082	16,043	-	-
Controlled by Cia Santander DTVM (4)
Santander Securities (8)	70,846	1,152	3,053	-	-
Jointly Controlled Companies
Celta Holding S.A.	228,832	-	2,008	59,496	59,496
Araguari Real Estate Holding LLC	186,246	-	-	93,123	99,021
Cibrasec	73,419	3,678	3,910	10,011	9,714
Norchem Participações	55,668	1,279	3,481	27,834	27,194
EBP	12,313	(5,635)	(10,521)	1,368	1,994
Affiliate
Norchem Holding	100,388	2,049	5,930	21,834	21,389
Total Bank				19,014,852	18,534,595
Jointly Controlled Companies and Affiliate
Norchem Holding				21,834	21,389
Total Consolidated				21,834	21,389

	Results on Investments in
	Affiliates and Subsidiaries
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Controlled by Banco Santander
Santander Seguros (2)	50,048	161,665	78,808	78,808
Santander Leasing	199,053	582,792	165,474	348,248
RCI Leasing	4,678	12,651	3,524	3,524
Santander Brasil Asset (2)	20,732	56,687	5,321	5,321
Santander Consórcios	75	176	62	96
SB Consórcio	8,577	26,220	9,759	18,697
Banco Bandepe	84,036	223,987	108,035	183,178
Aymoré CFI	82,699	264,278	30,011	95,337
RCI Brasil	4,961	17,787	4,697	4,697
Microcrédito (3)	1,064	4,322	(245)	1,389
Cia Santander DTVM (4)	1,120	3,659	1,058	2,086
Santander CCVM (5)	13,248	34,337	682	682
Santander CCT (9)	-	11,192	14,015	31,280
Santander CHP S.A. (21)	979	2,635	827	827
Tapirapé (22)	113	276	100	100
Advisory	(1,854)	19,142	5,322	5,323
Real Argentina S.A.	(4)	(15)	(78)	(101)
Webmotors S.A.	3,469	10,163	1,617	4,969
Santander Getnet (6)	836	(774)	-	-
Banco ABN AMRO Real S.A. (Banco Real) (10)	-	-	-	258,061
Santander Investimentos em Participações S.A. (Santander Participações) (11)	-	-	-	258,895
ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões) (12)	-	-	-	12,603
Santander Brasil Arrendamento Mercantil S.A. (SB Leasing) (13)	-	-	10,724	20,482
Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.
(Santander Asset) (14)	-	-	10,626	30,077
Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (SB CTVM) (15)	-	-	14	(70)
ABN AMRO Arrendamento Mercantil S.A. (ABN Leasing) (16)	-	-	21,328	31,562
REB Empreendimentos e Administradora de Bens S.A. (REB) (17)	-	-	238	772
Banco Comercial e de Investimento Sudameris S.A. (BCIS) (2) (12)	-	-	58	758
Real Corretora (7)	-	-	-	12,383
Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM) (10)	-	-	2	2
Jointly Controlled Companies
Celta Holding S.A.	-	522	(146)	(3,096)
Cibrasec	297	206	(713)	(461)
Norchem Participações	640	1,741	2,035	2,035
EBP	(626)	(1,169)	(95)	(95)
ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) (1)	-	-	-	126,442
Companhia Brasileira de Meios de Pagamentos (Visanet) (17)	-	-	19,030	34,625
TecBan - Tecnologia Bancária S.A. (TecBan) (18)	-	-	319	445
Companhia Brasileira de Soluções e Serviços - CBSS (CBSS) (18)	-	-	2,486	5,843
Diamond Finance Promotora de Vendas (19)	-	-	-	31
Real Seguros Vida e Previdência S.A. (RSVP) (1) (20)	-	-	-	8,766
Affiliate
Norchem Holding	446	1,290	1,268	1,268
Total Bank	474,587	1,433,770	496,163	1,585,789
Jointly Controlled Companies and Affiliate
Norchem Holding	446	1,290	1,140	1,268
AAB Dois Par (1)	-	-	-	126,442
Visanet (17)	-	-	19,029	30,507
RSVP (1) (20)	-	-	-	8,766
Others	-	-	(524)	244
Total Consolidated	446	1,290	19,645	167,227
(1) Company merged into Santander Seguros on September 30, 2009.
(2) Investment merged into Banco Santander on August 14, 2009.
(3) On June 30, 2010, the change in the name of Real Microcrédito Acessoria Financeira S.A. to Santander Microcrédito Acessoria Financeira S.A was approved.
(4) On June 30, 2010, the change in the name of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários to Companhia Santander de Valores - Distribuidora de Títulos e Valores Mobiliários was approved.
(5) On September, 30, 2009, the change in the name of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A. to Santander Corretora de Câmbio e Valores Mobiliários S.A was approved.
(6) On January 14, 2010, the Bank signed the contractual and bylaw instruments with Genet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. As a result of this association was created the Santander Getnet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(7) The executive board s meeting held on July 24, 2009, considering the corporate restructuring involving the companies comprising the Conglomerate Santander, approved a capital increase of R$628 to R$48,127 with the issuance of 179,226 new shares, subscribed and paid-up by the shareholder Banco Santander, through the assignment of 9,380 common shares issued and held by Real Corretora, which were transferred to the company s equity, so that Advisory becomes a shareholder of Real Corretora.
(8) On September 30, 2009, the change in the name of ABN AMRO Securities (Brasil) Corretora de Valores Mobiliários S.A. to Santander Securities (Brasil) Corretora de Valores Mobiliários S.A was approved.
(9) Company merged by Santander CCVM on March 31, 2010.
(10) Banco Real merged by Banco Santander and Sudameris DTVM merged by Banco Real on April 30, 2009.
(11) Company spun-off on August 31, 2009, with the transfer of portions of its equity to Banco Santander and Advisory.
(12) Company merged by Banco Santander on August 31, 2009.
(13) Company merged by Santander Leasing on November 30, 2009.
(14) Company merged by Santander Brasil Asset on November 30, 2009.
(15) Company merged by Santander CCT on September 30, 2009.
(16) Company merged by Santander Leasing on September 30, 2009.
(17) Company sold on December 2009.
(18) Company sold on August 2009.
(19) Company sold on May 2009.

(20) As provided for in the Shareholders Agreement of RSVP, due to the change in shareholding control from Banco Real to Banco Santander, AAB Dois Par exercised its right to buy the remaining interest in RSVP, right which was transferred to Banco Santander on January, 2009.
(21) On July 15, 2010, the change in the name of Real CHP S.A. to Santander CHP S.A. was approved.
(22) On August 31, 2010, Banco Santander, as the controlling shareholder of Tapirapé, company receiving funds from fiscal incentives of the Investment Fund of the Amazon Region (Finam) disclosed a material fact to inform the approval in the Extraordinary General Meeting of Tapirapé, the cancellation of its registration of a company receiving funds from fiscal incentives in the CVM by conducting a tender offer. The draft of the tender offer instrument for cancellation of registration of a company receiving funds from fiscal incentives of Tapirapé was submitted for approval by the CVM and will be held in an irrevocable basis.

16. Property and Equipment

	Bank
	September 30, 2010			June 30, 2010
	Cost	Depreciation	Net	Net
Real estate	2,050,766	(360,862)	1,689,904	1,236,897
Land	684,787	-	684,787	684,787
Buildings	1,365,979	(360,862)	1,005,117	552,110
Other	5,285,316	(2,843,783)	2,441,533	2,641,006
Installations, Furniture and Equipment	1,033,335	(456,881)	576,454	498,038
Data Processing Equipment	1,732,611	(1,278,415)	454,196	471,333
Leasehold Improvements	1,406,114	(708,165)	697,949	620,672
Security and Communication Equipment	321,921	(199,725)	122,196	127,834
Other	791,335	(200,597)	590,738	923,129
Total	7,336,082	(3,204,645)	4,131,437	3,877,903

	Consolidated
	September 30, 2010			June 30, 2010
	Cost	Depreciation	Net	Net
Real estate	2,055,001	(363,008)	1,691,993	1,238,972
Land	687,342	-	687,342	687,342
Buildings	1,367,659	(363,008)	1,004,651	551,630
Other	5,375,094	(2,877,299)	2,497,795	2,700,097
Installations, Furniture and Equipment	1,048,119	(464,470)	583,649	505,380
Data Processing Equipment	1,740,072	(1,284,656)	455,416	478,895
Leasehold Improvements	1,429,068	(721,927)	707,141	628,700
Security and Communication Equipment	326,122	(203,266)	122,856	128,580
Other	831,713	(202,980)	628,733	958,542
Total	7,430,095	(3,240,307)	4,189,788	3,939,069

17. Intangibles
	Bank
	September 30, 2010			June 30, 2010
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,762,803	(6,442,175)	20,320,628	21,096,502
Intangible Assets	5,015,603	(2,478,915)	2,536,688	2,489,817
Acquisition and Development of Software	2,239,163	(697,716)	1,541,447	1,459,445
Exclusivity Contracts for Provision of Banking Services	2,775,533	(1,780,855)	994,678	1,029,764
Other	907	(344)	563	608
Total	31,778,406	(8,921,090)	22,857,316	23,586,319

	Consolidated
	September 30, 2010			June 30, 2010
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,883,014	(6,662,638)	21,220,376	22,030,581
Other Intangible Assets	5,147,474	(2,519,047)	2,628,427	2,574,605
Acquisition and Development of Software	2,310,222	(737,320)	1,572,902	1,483,817
Exclusivity Contracts for Provision of Banking Services	2,775,533	(1,780,855)	994,678	1,029,764
Other	61,719	(872)	60,847	61,024
Total	33,030,488	(9,181,685)	23,848,803	24,605,186

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired.

Accordingly, management estimates cash flows, which is subject to a number of factors, such as: (i) macroeconomic projections of interest, inflation, foreign exchange, and other rates; (ii) behavior of the growth estimates for the Brazilian financial system; (iii) cost increases, returns, synergies, and investment plans; and (iv) customer behavior; (v) the growth rate and the adjustments are applied to cash flows on a continuous basis. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions above, the test was performed on December 31, 2009. On September 30 and June 30, 2010 no impairment evidence were found for goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

	Bank
	September 30, 2010					June 30, 2010
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	14,628,418	-	-	-	14,628,418	13,708,255
Savings Deposits	27,902,571	-	-	-	27,902,571	26,721,311
Interbank Deposits	-	3,973,602	8,038,215	24,710,635	36,722,452	34,469,457
Time Deposits	396,319	11,095,851	14,883,894	38,271,175	64,647,239	60,705,800
Other Deposits	427,250	-	-	-	427,250	398,080
Total	43,354,558	15,069,453	22,922,109	62,981,810	144,327,930	136,002,903
Current					81,346,120	78,722,534
Long-term					62,981,810	57,280,369

	Consolidated
	September 30, 2010					June 30, 2010
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	14,399,450	-	-	-	14,399,450	13,469,497
Savings Deposits	27,902,571	-	-	-	27,902,571	26,721,311
Interbank Deposits	-	513,283	816,906	143,177	1,473,366	1,144,821
Time Deposits	396,319	11,095,851	14,883,175	38,350,684	64,726,029	60,781,333
Other Deposits	427,250	-	-	-	427,250	398,080
Total	43,125,590	11,609,134	15,700,081	38,493,861	108,928,666	102,515,042
Current					70,434,805	68,225,649
Long-term					38,493,861	34,289,393

b) Money Market Funding

	Bank
	September 30, 2010				June 30, 2010
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Own Portfolio	24,183,599	12,504,891	13,191,378	49,879,868	64,507,503
Third Parties	11,254,457	-	-	11,254,457	15,501
Linked to Trading Portfolio Operations	4,107,230	1,834,778	-	5,942,008	6,033,116
Total	39,545,286	14,339,669	13,191,378	67,076,333	70,556,120
Current				53,884,955	59,741,634
Long-term				13,191,378	10,814,486

	Consolidated
	September 30, 2010				June 30, 2010
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Own Portfolio	21,986,902	12,413,539	13,087,347	47,487,788	64,157,371
Third Parties	11,254,457	-	-	11,254,457	15,501
Linked to Trading Portfolio Operations	4,107,230	1,834,778	-	5,942,008	6,033,116
Total	37,348,589	14,248,317	13,087,347	64,684,253	70,205,988
Current				51,596,906	59,482,713
Long-term				13,087,347	10,723,275

c) Funds from Acceptance and Issuance of Securities

	Bank
	September 30, 2010				June 30, 2010
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	2,902,506	5,210,925	3,129,275	11,242,706	8,014,889
Real Estate Credit Notes - LCI	2,361,155	4,758,033	191,249	7,310,437	6,547,354
Agribusiness Credit Notes - LCA	541,351	452,892	6,478	1,000,721	955,960
Treasury Bills	-	-	2,931,548	2,931,548	511,575
Securities Issued Abroad	97,875	125,766	2,042,757	2,266,398	2,575,187
Total	3,000,381	5,336,691	5,172,032	13,509,104	10,590,076
Current				8,337,072	7,882,085
Long-term				5,172,032	2,707,991

	Consolidated
	September 30, 2010				June 30, 2010
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Exchange Acceptances	79,749	241,635	264,604	585,988	544,125
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	2,902,506	5,212,235	3,139,771	11,254,512	8,027,981
Real Estate Credit Notes - LCI	2,361,155	4,759,343	201,745	7,322,243	6,560,446
Agribusiness Credit Notes - LCA	541,351	452,892	6,478	1,000,721	955,960
Treasury Bills	-	-	2,931,548	2,931,548	511,575
Securities Issued Abroad	97,875	125,766	2,042,757	2,266,398	2,575,187
Total	3,080,130	5,579,636	5,447,132	14,106,898	11,147,293
Current				8,659,766	8,103,051
Long-term				5,447,132	3,044,242

	Bank/Consolidated
	September 30, 2010					June 30, 2010
Securities Issued Abroad	Issuance	Maturity	Currency	Interest rate (p.a)	Total	Total
Eurobonds	April-10	April-15	US$	4.5%	863,765	908,233
Eurobonds	November-05	November-13	R$	17.1%	491,246	471,581
Fixed Rate Notes	October-07	January-15	R$	100,0% CDI	183,606	186,770
Fixed Rate Notes	November-07	January-15	R$	100,0% CDI	164,570	167,406
Eurobonds	March-05	March-13	R$	17.0%	162,355	169,353
Fixed Rate Notes	September-06	June-13	R$	100,0% CDI -0,4	118,294	120,234
Fixed Rate Notes	August-07	June-12	US$	1.8%	38,926	41,207
Eurobonds (1)	June-07	May-17	R$	FDIC	32,040	32,716
Fixed Rate Notes	February-08	January-15	US$	0.4%	20,806	24,605
Structured Notes	June-10	July-10	R$	85,5% CDI	-	93,963
Other					190,790	359,119
Total					2,266,398	2,575,187
(1) Indexed to Credit Event Notes.

d) Money Market Funding Expenses

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Time Deposits	1,181,218	3,916,750	1,608,057	4,614,635
Savings Deposits	430,931	1,177,951	322,613	781,060
Interbank Deposits	957,522	2,464,416	673,532	1,686,709
Money Market Funding	1,748,871	3,958,661	636,795	2,161,232
Others (1)	1,204,026	3,339,867	(80)	(1,209,647)
Total	5,522,568	14,857,645	3,240,917	8,033,989

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Time Deposits	1,183,890	3,924,340	1,594,913	6,080,033
Savings Deposits	430,931	1,177,951	322,613	986,555
Interbank Deposits	31,820	72,248	37,150	168,768
Money Market Funding	1,735,558	3,931,713	623,139	2,457,630
Others (1)	1,231,727	3,413,321	34,288	(1,025,236)
Total	4,613,926	12,519,573	2,612,103	8,667,750
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

	Bank
	September 30, 2010				June 30, 2010
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Local Borrowings	-	282,551	-	282,551	274,664
Foreign Borrowings	3,497,024	7,550,669	2,442,115	13,489,808	12,977,623
Import and Export Financing Lines	2,404,062	7,420,565	1,837,617	11,662,244	12,162,752
Other Credit Lines	1,092,962	130,104	604,498	1,827,564	814,871
Domestic Onlendings	980,985	1,916,722	8,318,659	11,216,366	9,082,645
Foreign Onlendings	2,490	124,337	886,597	1,013,424	1,625,088
Total	4,480,499	9,874,279	11,647,371	26,002,149	23,960,020
Current				14,354,778	14,417,954
Long-term				11,647,371	9,542,066

	Consolidated
	September 30, 2010				June 30, 2010
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Local Borrowings	-	286,627	-	286,627	278,740
Foreign Borrowings	3,497,024	7,550,669	2,442,115	13,489,808	12,977,623
Import and Export Financing Lines	2,404,062	7,420,565	1,837,617	11,662,244	12,162,752
Other Credit Lines	1,092,962	130,104	604,498	1,827,564	814,871
Domestic Onlendings	980,985	1,916,722	8,318,659	11,216,366	9,082,645
Foreign Onlendings	2,490	124,337	886,597	1,013,424	1,625,088
Total	4,480,499	9,878,355	11,647,371	26,006,225	23,964,096
Current				14,358,854	14,422,030
Long-term				11,647,371	9,542,066

Export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2015 (June 30, 2010 - 2015) in the Bank and in the Consolidate and subject to financial charges corresponding to exchange variation plus interest ranging from 0.6% p.a. to 6.2% p.a. (June 30, 2010 - 0.4% p.a. to 8.5% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the Brazilian Development Bank (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.3% p.a. to 6.8% p.a. (June 30, 2010 - 1.3% p.a. to 6.8% p.a.) and exchange rate change falling due through 2014 (June 30, 2010 - 2014).

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2009	June 30, 2009
Reserve for Tax Contingencies (Note 22.b)	6,095,797	5,613,072	7,769,029	7,188,939
Reserve for tax Contingencies - Responsibility of Former Controlling Stockholders (Note 22.h)	459,753	429,549	460,560	430,367
Provision for Deferred Taxes	1,460,389	1,424,281	3,899,722	3,814,176
Accrued Taxes on Income	162,825	-	632,928	321,281
Taxes Payable	328,880	304,346	314,421	312,861
Total	8,507,644	7,771,248	13,076,660	12,067,624
Current	5,579,871	4,834,216	7,453,832	6,391,674
Long-term	2,927,773	2,937,032	5,622,828	5,675,950

Nature and origin of deferred tax liabilities
		Bank
		December 31, 2009	Realization	September 30, 2010
Adjustment to Fair Value of Trading Securities and Derivatives		1,037,424	-	1,037,424
Adjustment to Fair Value of Available-for-sale Securities		231,863	44,128	275,991
Excess Depreciation of Leased Assets		116,834	27,966	144,800
Others		2,174	-	2,174
Total		1,388,295	72,094	1,460,389

	Consolidated
	December 31, 2009	Recognition	Realization	September 30, 2010
Adjustment to Fair Value of Trading Securities and Derivatives	1,041,733	3	(4,265)	1,037,471
Adjustment to Fair Value of Available-for-sale Securities	264,815	53,262	(127)	317,950
Excess Depreciation of Leased Assets	2,198,299	343,506	-	2,541,805
Other	2,542	-	(46)	2,496
Total	3,507,389	396,771	(4,438)	3,899,722

20. Subordinated Debts

Consist of securities issued according to the rules of the Bacen, which are used as Level II Reference Equity for calculating the operating limits.

	Bank/Consolidated
	September 30, 2010					June 30, 2010
	Issuance	Maturity	Amount	Interest rate (p.a.)	Total	Total
Subordinated Certificates of Deposit (2)	June-06	July-16	R$1.500 million	105.0% CDI	2,430,619	2,365,727
		June-16 and
Subordinated Certificates of Deposit (2)	October-06	September-16	R$850 million	104.5% CDI	1,316,393	1,281,414
Subordinated Certificates of Deposit (2)	July-07	July-14	R$885 million	104.5% CDI	1,239,949	1,207,001
Perpetual Bonds (1)	September-05	Indeterminate	US$500 million	8.7%	-	902,926
Subordinated Certificates of Deposit (2)	April-08	April-13	R$600 million	100.0% CDI + 1.3%	792,118	769,495
Subordinated Certificates of Deposit (2)	April-08	April-13	R$555 million	100.0% CDI + 1.0%	732,445	711,980
Subordinated Certificates of Deposit (2)	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	714,592	695,603
Subordinated Certificates of Deposit (2)	January-07	January-13	R$300 million	104.0% CDI	448,546	436,684
Subordinated Certificates of Deposit (2)	August-07	August-13	R$300 million	100.0% CDI + 0.4%	418,858	407,750
Subordinated Certificates of Deposit (2)	January-07	January-14	R$250 million	104.5% CDI	374,416	364,467
Subordinated Certificates of Deposit (2) (3)	May-08 to June-08	May-13 to May-18	R$283 million	CDI	364,463	354,307
Subordinated Certificates of Deposit (2) (4)	May-08 to June-08	May-13 to June-18	R$268 million	IPCA	358,153	350,568
Subordinated Certificates of Deposit (2)	November-08	November-14	R$100 million	120.5% CDI	124,220	120,422
Subordinated Certificates of Deposit (2)	February-08	February-13	R$85 million	IPCA +7.9%	117,267	114,937
Total					9,432,039	10,083,281
Current					-	2,177
Long-term					9,432,039	10,081,104
(1) On September 20, 2010, was redeemed in advance the Perpetual Bonds, issued by the Grand Cayman branch pursuant to authorization by the Bacen in August 4, 2010.
(2) Subordinated certificates of deposit issued by Banco Santander with yield paid at the end of the term together with the principal.
(3) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.2% p.a. to 1.5% p.a.
(4) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.

21. Other Payables - Other

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Credit cards	5,944,694	5,078,122	5,944,694	5,078,122
Reserve for Labor and Civil Contingencies (Note 22.b)	4,728,186	4,536,632	4,916,822	4,721,732
Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (1)	1,175,288	1,305,794	1,175,288	1,305,794
Pension plan (Note 34)	876,252	858,203	876,252	858,203
Payables for Acquisition of Assets and Rights (2)	637,961	818,823	643,534	823,701
Reserve for Contingencies - Responsibility of Former Controlling Stockholders (Note 22.h)	41,380	49,260	42,044	49,988
Accrued Liabilities
Personnel Expenses	1,158,590	894,967	1,212,301	938,685
Administrative Expenses	100,342	97,985	133,743	122,579
Other Payments	131,359	148,516	196,270	210,268
Insurance Transaction Debts	-	-	135,413	129,593
Creditors for Unreleased Funds	330,775	299,410	330,775	299,410
Provision of Payment Services	170,441	165,684	170,441	165,684
Agreements with Official Institutions	114,021	117,703	114,021	117,703
Payables to Suppliers	230,532	178,217	258,120	189,582
Other	2,073,486	1,899,053	2,355,491	2,147,881
Total	17,713,307	16,448,369	18,505,209	17,158,925
Current	11,586,069	10,027,134	12,184,940	10,519,035
Long-term	6,127,238	6,421,235	6,320,269	6,639,890

(1) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$98 million (June 30, 2010 - US$144million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$173 million (June 30, 2010 - US$190 million) , with charges equivalent to 6.2% p.a., payable semiannually until March, 2015 and the series 2008-2 was increased in the amount of US$100 million in the first quarter of 2010 amounting US$400 million, with charges equivalent to Libor (6 months) + 0.8%p.a., payable semiannually, , with the principal payable in 6 installments semiannually between March 2012 to September 2014 the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 semiannual installments from March 2012 to September 2014, and the series 2009-2, in the amount of US$50 million, with charges of 6.3% p.a., payable semiannually, with the principal payable in 14 semiannual installments from March 2013 to September 2019.

(2) Refers basically to export note loan operations in the amount of R$592,718 (June 30, 2010 - R$774,377).

22. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties in judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Reserves were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover possible losses on the lawsuits.

a) Contingent assets

In the Bank and Consolidated, on September 30 and June 30, 2010 no contingent assets were accounted.

b) Contingent liabilities and legal obligations by nature

	Bank		Consolidated
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Reserve for Tax Contingencies (1) (Note 19)	6,095,797	5,613,072	7,769,029	7,188,939
Reserve for Labor and Civil Contingencies (Note 21)	4,728,186	4,536,632	4,916,822	4,721,732
Reserve for Labor Contingencies	2,958,989	2,931,943	3,056,899	3,026,655
Reserve for Civil Contingencies	1,769,197	1,604,689	1,859,923	1,695,077
Total	10,823,983	10,149,704	12,685,851	11,910,671
(1) Includes, mainly, legal obligations.

c) Changes in contingent liabilities and legal obligations

	2010
	Bank			Consolidated
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at beginning of period	5,003,557	3,005,466	1,541,632	6,434,315	3,094,615	1,637,408
Recognition Net of Reversal (1)	849,608	406,057	331,656	1,065,125	419,951	344,419
Inflation Adjustment	250,720	185,765	96,431	317,177	193,651	104,388
Write-offs Due to Payment	(8,088)	(671,074)	(260,572)	(47,588)	(684,093)	(286,339)
Others	-	32,775	60,050	-	32,775	60,047
Balance at end of period	6,095,797	2,958,989	1,769,197	7,769,029	3,056,899	1,859,923
Escrow Deposits - Other Receivables (2)	913,192	806,998	138,764	1,270,442	834,827	159,813
Escrow Deposits - Securities (2)	42,402	55,617	65,091	48,706	55,617	65,199
(1) There are tax risks in contingent tax and legal liabilities recognition in the period, under tax expenses, other operating expenses and income tax and social contribution.
(2) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal obligations - tax and social security

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax, debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the Conglomerate Santander's entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) CSLL equal tax treatment lawsuit filed by several companies of the Conglomerate Santander's entities challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of leasing revenue recognition.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as immediate payment, were recorded at the time of entry into the program.

The Bank and its subsidiaries also accepted to pay in installments the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service (RFB), under the rules of the program. Thus, no accounting effect was recognized until as the formal consolidation of debts are not achieved .Therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/09 are:

PIS and Cofins - R$4,206,650 in the Bank and R$4,718,808 in the Consolidated (June 30, 2010 - R$3,822,252 in the Bank and R$4,277,113 in the Consolidated): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court (STF), PIS and Cofins were levied only on revenues from services and sale of goods.

CSLL - equal tax treatment - R$183,675 in the Bank and R$273,985 in the Consolidated (June 30, 2010 - R$182,398 in the Bank and R$271,347 in the Consolidated): lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% -10%). These proceedings were not subject of the application of Law 11,941/2009.

Increase in CSLL tax rate - R$361,416 in the Bank and R$791,898 in the Consolidated (June 30, 2010 - R$311,015 in the Bank and R$690,251 in the Consolidated): The Bank and other companies of the Conglomerate Santander filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Tax and social security contingencies

Refer to judicial and administrative proceedings related to taxes and social security classified, based on the legal counsel s opinion, as probable loss, for which provisions were recorded. The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$283,018 in the Bank and R$449,941 in the Consolidated (June 30, 2010 - R$269,553 in the Bank and R$427,917 in the Consolidated): refers to administrative and judicial proceedings against several counties require payment of ISS on several revenues from operations that are not usually qualified as service.

Social Security Contribution (INSS) - R$209,341 in the Bank and R$232,986 in the Consolidated (June 30, 2010 - R$190,528 in the Bank and R$217,939 in the Consolidated): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the Social Security contribution.

Allowance for doubtful accounts - R$184,898 in the Bank and R$213,755 in the Consolidated (June 30, 2010 - R$183,359 in the Bank and R$211,982 in the Consolidated): collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

f) Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

g) Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the bank under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. The Bank is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor s Offices and Public Defender s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank s arguments related to Plano Bresser, Verão and Collor II, and favorably related to Plano Collor I. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision . There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil s monetary standard. In the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. The Bank believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of 459,753, R$33,339 and R$8,041 (June 30, 2010 - R$429,549, R$38,463 and R$10,797) in the Bank and R$460,560, R$33,651 and R$8,393 (June 30, 2010 - R$430,367, R$38,775 and R$11,213) in the Consolidated, respectively, recorded under Other payables - tax and social security (Note 19) and Other payables -other (Note 21) which responsibility of the former controlling stockholders of the acquired Banks and the insurances acquired by Santander Seguros. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$501,133 (June 30, 2010 - R$478,809) in the Bank and R$502,604 (June 30, 2010 - R$480,355) in the Consolidated, recorded under Other receivables - other (Note 12). These lawsuits have no effects on the balance sheet for the Bank and Consolidated.

i) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by legal counsels, as possible losses, which were not accounted for. The main lawsuits are:

CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals, previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$531 million.

IRPJ and CSLL on Reimbursement arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander for the collection of IRPJ and CSLL for tax year bases of 2002 to 2004, on amounts reimbursed by the former controlling stockholder of Banco Santander for payments made by the Bank that were the responsibility of the controlling stockholder, which management circumstances caused the complaint on the settled obligations. The Federal Revenue Service inspection understood that the amount deposited in favor of Banco Santander refers to taxable income. The administrative proceedings are awaiting judgment. The updated amount of each proceeding is approximately R$468 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa -  Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$370 million.

Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$242 million.

CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$168 million.

CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$160 million.

CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. It is pending a definite judicial decision. The updated amount involved is approximately R$156 million.

Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

23. Stockholders Equity

a) Capital

According to the Bank s bylaws, the Bank's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders.

The paid-up capital is represented as follows:

	Shares in thousands
	September 30, 2010			June 30, 2010
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	38,084,679	36,130,149	74,214,828	33,532,382	31,991,432	65,523,814
Foreign residents	174,757,053	150,072,236	324,829,289	179,309,350	154,210,953	333,520,303
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130, without the issuance of new shares, through the incorporation of capital reserves which was ratified by Bacen on June 24, 2010.

b) Dividends and Interest on Capital

In accordance with the Bank s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	2010
	In thousands of	Reais per thousand shares/Units
	Reais	Common	Preferred	Units
Interest on Capital Recognized in Income for the Quarter Ended March 31, 2010 (1) (4)	400,000	0.9577	1.0535	105.3477
Interest on Capital Recognized in Income for the Quarter Ended June 30, 2010 (2) (4)	400,000	0.9577	1.0535	105.3477
Intermediate Dividends Recognized in Income for the Quarter Ended March 31, 2010 (3) (4)	500,000	1.1971	1.3168	131.6847
Interest on Capital Recognized in Income for the Quarter Ended September 30, 2010 (5)	530,000	1.2690	1.3959	139.5858
Total Accumulated as of September 30, 2010	1,830,000
(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(3) Established by the Board of Directors in June, 2010.
(4) The Amounts for the Interest on Capital were paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes and will be paid on February 25, 2011.

c) Dividend equalization reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Consolidated stockholders equity Unrealized Results

The Consolidated Stockholders Equity is decreased by R$28,142 (June 30, 2010 - R$29,416) of unrealized results and the realization of these results affected net income in R$1,275 for the third quarter and R$4,479 in the accumulated for the period (2009 - R$1,330 for the third quarter and R$4,817 in the accumulated for the period).

24. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	September 30, 2010	June 30, 2010
Adjusted Tier I Regulatory Capital (2)	45,312,630	44,094,893
Tier II Regulatory Capital	7,265,671	8,211,323
Adjusted Regulatory Capital (Tier I and II) (2)	52,578,301	52,306,216
Required Regulatory Capital	25,383,806	24,632,006
Adjusted Portion of Credit Risk (2)	22,489,154	21,869,964
Market Risk Portions (3)	1,432,694	1,322,127
Operational Risk Portion	1,461,958	1,439,915
Basel II Ratio	22.8%	23.4%
(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.
(3) Includes the portions for the Market Risk exposures subject to foreign currency coupon rates, price and interest rate indices, price of commodities, price of shares classified in the trading portfolio, interest rates not classified in the trading portfolio.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On September 30 and June 30, 2010, Santander classifies for said index.

25. Related-Party Transactions

a) Key Management Personnel Compensation

The Extraordinary Shareholders Meeting held on April 27, 2010 approved the compensation proposal for the executives for 2010, with the global amount of R$246,560, as proposed by the Board of Directors on March 22, 2010. In this total amount, benefits up to R$7,480 and supplementary plans available up to de R$50,000, are considerate, atthe most.The Boardof Directors has also approved the global annual compensation amount for the Audit Committee totaling R$ 3,440.

b) Long-Term Benefits

The Bank, likewise Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of the goals established for a certain period. (Note 34.d).

c) Short-Term Benefits

	Consolidated
Board of Directors and Executive Board s compensation	September 30, 2010	September 30, 2009
Fixed Compensation	33,965	25,707
Variable Compensation	117,308	98,407
Other	6,511	4,601
Total	157,784	128,715

d) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Credit operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;
IV - legal entities which hold more than 10% of the share capital, any of the officers or directors of the financial institution, as well as their spouses or relatives up to the second degree.

f) Ownership interest

The table below shows the direct interest (common shares and preferred shares) outstanding on September 30, 2010.

	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(in thousand of shares, except percentages)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (1) (2)	475,586	0.2%	244,475	0.1%	720,061	0.2%
Employees	274,295	0.1%	249,427	0.1%	523,722	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,597,543	17.7%	35,684,167	19.2%	73,281,710	18.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.

(2) On August, 2010, a F-1 filling took place at CVM and SEC, which reported on the intention of sale of equity interest held by Santander Insurance Holding, SL, in the form of ADRs, in the United States market. Therefore, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in Banco Santander). In the third quarter were sold 77,627,222 units (equivalent to 2.04% of total shares).

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

g) Related-Party Transactions

Transactions among the entities of Santander are carried out under usual market rates and terms, comparable to those applied in transactions with unrelated parties.

In September 2010 the Board of Directors approved the Policy on Related Party Transactions of the Company, which aims to establish rules to ensure that all decisions, especially those involving related parties and other situations with potential conflict of interests should be taken with a the interests of Banco Santander and its shareholders, these rules apply to all employees and directors of the Bank and its subsidiaries.

The principal transactions and balances are as follows:

	Bank
			Income (Expenses)
	Assets (Liabilities)		2010		2009
	September 30, 2010			Nine-month period ended September 30		Nine-month period ended September 30
			Third		Third
		June 30, 2010	Quarter		Quarter
Cash	103,250	225,552	-	-	-	-
Banco Santander Espanha	102,603	221,817	-	-	-	-
Others	647	3,735	-	-	-	-
Interbank Investments	21,816,482	17,453,917	517,857	1,386,559	109,561	1,289,492
Aymoré CFI	19,589,855	16,185,456	501,053	1,344,248	307,328	1,247,973
RCI Brasil	412,001	549,670	15,589	38,608	6,796	27,216
Banco Santander Espanha	1,814,626	718,791	1,215	1,827	232	1,954
Others	-	-	-	1,876	(204,795)	12,349
Securities	28,825,908	28,092,494	733,413	1,886,699	-	1,873,050
SB Leasing	-	-	-	-	-	294,562
ABN Leasing	-	-	-	-	-	530,314
Santander Leasing	28,825,908	28,092,494	733,413	1,886,699	-	1,048,174
Derivatives Financial Instruments - Net	(175,312)	(188,265)	(23,240)	(39,300)	-	(311,888)
Santander Benelux, N. V. (Santander Benelux)	(96,641)	(173,725)	30,498	63,681	-	(212,042)
Real Fundo de Investimento Multimercado Santillana Crédito Privado
(Fundo de Investimento Santillana)	(61,952)	(31,250)	(57,944)	(123,822)	-	(105,565)
Banco Santander Espanha	3,671	-	(3,649)	(3,649)	-	-
Santander Serviços	7,678	8,891	(1,212)	7,150	-	-
Abbey National Treasury Services Plc (Abbey National Treasury)	(37,317)	(1,759)	7,870	14,622	-	1,431
Others	9,249	9,578	1,197	2,718	-	4,287
Dividends and Bonuses Receivables	44,791	73,555	-	-	-	-
Santander Seguros	30,609	59,007	-	-	-	-
Celta Holding S.A.	6,760	6,760	-	-	-	-
Others	7,422	7,788	-	-	-	-
Trading	286,658	303,431	-	-	-	-
Santander Benelux	262,601	279,233	-	-	-	-
Abbey National Treasury	19,133	20,345	-	-	-	-
Others	4,924	3,853	-	-	-	-
Foreign Exchange Portfolio - Net	104,156	22,475	(13,543)	(712)	-	16,724
Banco Santander Espanha	104,156	22,475	(13,543)	(712)	-	16,724
Receivables from Affiliates	613,434	565,085	101,754	194,094	2,393,850	2,481,104
Santander Seguros	598,648	548,482	11,061	27,470	107	320
Santander Capitalização	2,054	2,051	9,154	26,442	7,932	20,529
Santander CCVM	-	-	7,127	16,785	2,978	2,978
Aymoré CFI	-	-	39,032	68,721	-	36,664
Banco Santander Espanha	-	-	12,995	19,905	11,639	13,514
Santander Leasing	-	-	11,303	23,689	1,935	4,411
Santusa Holding, S.L.	-	-	-	-	2,360,208	2,360,208
Others	12,732	14,552	11,082	11,082	9,051	42,480
Other Receivables - Other	185,880	149,370	60,972	61,574	8,485	9,025
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign)	132,161	140,252	-	-	-	-
Santander Capitalização	977	948	324	926	191	731
Banco Santander Espanha	50,289	5,341	49,243	49,243	8,294	8,294
Aviación Antares, A.I.E.	-	-	10,592	10,592	-	-
Others	2,453	2,829	813	813	-	-
Deposits	(39,115,198)	(38,824,301)	(1,023,555)	(2,451,667)	(654,810)	(2,465,731)
Aymoré CFI	(11,019,317)	(8,776,443)	(272,694)	(763,877)	(184,404)	(575,318)
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant)	(2,221,066)	(2,351,701)	(8,855)	(18,606)	-	-
SB Leasing	-	-	-	-	(85,736)	(282,089)
ABN Leasing	-	-	-	-	(1)	(562,990)
Banco Santander Espanha	(661,846)	(2,344,750)	2,756	(44)	-	-
Santander Leasing	(23,304,846)	(23,504,526)	(624,366)	(1,548,744)	(354,100)	(915,873)
Others	(1,908,123)	(1,846,881)	(120,396)	(120,396)	(30,569)	(129,461)
Repurchase Commitments	(2,746,980)	(669,576)	(24,894)	(46,641)	(38,399)	(56,268)
Fundo de Investimento Santillana	(193,178)	(188,215)	(4,964)	(11,180)	(14,193)	(14,193)
Santander CCT	-	-	-	(1,054)	(1,321)	(4,290)
Santander CCVM	(105,977)	(95,211)	(2,521)	(4,876)	(63)	(66)
Real CHP S.A.	(56,278)	(55,060)	(1,434)	(3,826)	(1,222)	(4,318)
Webmotors S.A.	(40,161)	(34,123)	(939)	(2,206)	(683)	(2,415)
AAB Dois Par	-	-	-	-	(7,171)	(7,171)
SB Consórcio	(123,980)	(112,997)	(2,599)	(7,113)	-	-

	Bank
			Income (Expenses)
	Assets (Liabilities)		2010		2009
				Nine-month		Nine-month
			Third	period ended	Third	period ended
	September 30, 2010	June 30, 2010	Quarter	September 30	Quarter	September 30
Isban Brasil S.A.	(116,388)	(99,546)	(2,474)	(6,423)	(2,028)	(2,028)
Santander Fundo de Investimento Financial Renda Fixa	(2,004,288)	-	(4,290)	(4,290)	-	-
Others	(106,730)	(84,424)	(5,673)	(5,673)	(11,718)	(21,787)
Liabilities for Securities Abroad	(28,749)	(25,010)	3,343	(4,561)	-	-
Banco Santander Espanha	(20,806)	(24,605)	3,343	(4,561)	-	-
Santander Investment Limited	(7,943)	(405)	-	-	-	-
Borrowings and Onlendings	(3,206,187)	(4,234,782)	(7,509)	(155,798)	(2,435)	(31,488)
Banco Santander Espanha	(2,667,733)	(3,683,628)	(5,507)	(150,126)	(788)	(20,958)
Abbey National Beta Investments Limited (Abbey National Beta)	(366,743)	(369,739)	(1,975)	(5,573)	-	-
Santander Overseas Bank Inc - Puerto Rico (Santander Overseas Puerto Rico)	-	-	-	-	(785)	(9,076)
Others	(171,711)	(181,415)	(27)	(99)	(862)	(1,454)
Dividends and Bonuses Payables	(366,436)	(985,739)	-	-	-	-
Sterrebeeck B.V.	(209,973)	(549,985)	-	-	-	-
Grupo Empresarial Santander, S.L.	(156,240)	(409,242)	-	-	-	-
Others	(223)	(26,512)	-	-	-	-
Payables from Affiliates	(10,941)	(7,444)	(45,528)	(135,328)	(15,821)	(133,810)
Produban Informática	-	-	(27,263)	(81,588)	-	(79,841)
Isban Brasil S.A.	-	-	(11,649)	(37,081)	-	(38,148)
Microcrédito	(1,597)	(1,772)	(5,256)	(14,760)	(14,674)	(14,674)
Banco Santander Espanha	(7,863)	(5,011)	(465)	(465)	(340)	(340)
Others	(1,481)	(661)	(895)	(1,434)	(807)	(807)
Other Payables - Other	(1,307,131)	(1,309,064)	(32,076)	(36,594)	(148,884)	(216,037)
Banco Santander Espanha	(604)	-	8,550	50,945	(110,615)	(111,295)
Aquanima Brasil Ltda.	-	-	(5,375)	(16,126)	(5,668)	(16,418)
Isban Brasil S.A.	-	(1,034)	(218)	(1,952)	-	-
Isban Chile S.A.	-	-	(1,065)	(3,301)	(4,717)	(5,267)
Brazil Foreign	(1,306,527)	(1,305,794)	(17,261)	(38,342)	(9,326)	(39,032)
Ingeniería de Software Bancario, S.L. (Ingeniería)	-	-	(6,623)	(15,324)	(2,348)	(18,584)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios)	-	-	(7,624)	(10,034)	(3,435)	(9,611)
Santusa Holding, S.L.	-	-	-	-	(9,286)	(9,286)
Others	-	(2,236)	(2,460)	(2,460)	(3,489)	(6,544)

			Consolidated
			Income (Expenses)
	Assets (Liabilities)		2010		2009
				Nine-month		Nine-month
			Third	period ended	Third	period ended
	September 30, 2010	June 30, 2010	Quarter	September 30	Quarter	September 30
Cash	103,250	225,552	-	-	-	-
Banco Santander Espanha	102,603	221,817	-	-	-	-
Others	647	3,735	-	-	-	-
Interbank Investments	1,814,626	718,791	1,215	2,856	1,545	3,267
Banco Santander Espanha	1,814,626	718,791	1,215	1,827	232	1,954
Abbey National Treasury	-	-	-	1,029	1,313	1,313
Others	-	-	-	-	-	-
Derivatives Financial Instruments - Net	(192,239)	(206,734)	(23,225)	(49,168)	-	(320,134)
Santander Benelux	(96,641)	(173,725)	30,498	63,681	-	(212,042)
Fundo de Investiment Santillana	(61,952)	(31,250)	(57,944)	(123,822)	-	(105,565)
Banco Santander Espanha	3,671	-	(3,649)	(3,649)	-	-
Abbey National Treasury	(37,317)	(1,759)	7,870	14,622	-	1,431
Others	-	-	-	-	-	(3,959)
Trading	286,658	303,431	-	-	-	-
Santander Benelux	262,601	279,233	-	-	-	-
Abbey National Treasury	19,133	20,345	-	-	-	-
Others	4,924	3,853	-	-	-	-
Foreign Exchange Portfolio - Net	104,156	22,475	(13,543)	(712)	-	16,724
Banco Santander Espanha	104,156	22,475	(13,543)	(712)	-	16,724
Receivables from Affiliates	-	-	14,688	21,598	2,378,708	2,393,383
Banco Santander Espanha	-	-	12,995	19,905	11,639	13,514
Santusa Holding, S.L.	-	-	-	-	2,360,208	2,360,208
Grupo Banesto: Sociedades Consolidables	-	-	737	737	-	-
Others	-	-	956	956	6,861	19,661
Other Receivables - Other	184,932	148,422	59,835	59,835	3,747	8,774
Brazil Foreign	132,161	140,252	-	-	-	-
Banco Santander Espanha	50,318	5,341	49,243	49,243	3,267	8,294
Aviación Antares, A.I.E.	-	-	10,592	10,592	-	-
Others	2,453	2,829	-	-	480	480

	Consolidated
			Income (Expenses)
	Assets (Liabilities)		2010		2009
				Nine-month		Nine-month
			Third	period ended	Third	period ended
	September 30, 2010	June 30, 2010	Quarter	September 30	Quarter	September 30
Deposits	(2,886,758)	(4,700,381)	(6,099)	(18,650)	-	(4,868)
Banco Madesant	(2,221,066)	(2,351,701)	(8,855)	(18,606)	-	-
Santander Brasil Asset	-	-	-	-	-	(4,868)
Banco Santander Espanha	(661,846)	(2,344,750)	2,756	(44)	-	-
Others	(3,846)	(3,930)	-	-	-	-
Repurchase Commitments	(353,295)	(317,836)	(8,463)	(19,695)	438,255	(14,193)
Fundo de Investiment Santillana	(193,178)	(188,215)	(4,964)	(11,180)	438,255	(14,193)
Isban Brasil S.A.	(116,388)	(99,546)	(2,474)	(6,423)	-	-
Produban Informática	(39,556)	(26,506)	(716)	(1,783)	-	-
Others	(4,173)	(3,569)	(309)	(309)	-	-
Liabilities for Securities Abroad	(28,749)	(148,337)	3,343	(4,561)	-	-
Banco Santander Espanha	(20,806)	(147,932)	3,343	(4,561)	-	-
Santander Investment Limited	(7,943)	(405)	-	-	-	-
Borrowings and Onlendings	(3,206,187)	(4,111,455)	(7,509)	(155,798)	(2,435)	(31,488)
Banco Santander Espanha	(2,667,733)	(3,560,301)	(5,507)	(150,126)	(788)	(20,958)
Abbey National Beta	(366,743)	(369,739)	(1,975)	(5,573)	-	-
Santander Overseas Puerto Rico	-	-	-	-	(785)	(9,076)
Others	(171,711)	(181,415)	(27)	(99)	(862)	(1,454)
Dividends and Bonuses Payables	(366,436)	(985,725)	-	-	-	-
Sterrebeeck B.V.	(209,973)	(549,985)	-	-	-	-
Grupo Empresarial Santander, S.L.	(156,240)	(409,242)	-	-	-	-
Others	(223)	(26,498)	-	-	-	-
Payables from Affiliates	(9,081)	(5,273)	(39,892)	(119,649)	(4,035)	(122,024)
Banco Santander Espanha	(8,271)	(5,273)	(465)	(465)	(340)	(340)
Produban Informática	-	-	(27,263)	(81,588)	-	(79,841)
Isban Brasil S.A.	-	-	(11,649)	(37,081)	-	(38,148)
Santander Seguros	-	-	-	-	(164)	(164)
Santander Capitalização	-	-	-	-	(311)	(311)
Abbey National Beta	(810)	-	-	-	-	-
Santander Brasil Asset	-	-	-	-	(3,220)	(3,220)
Others	-	-	(515)	(515)	-	-
Other Payables - Other	(1,361,425)	(1,360,821)	(32,076)	(36,594)	(23,376)	(240,346)
Banco Santander Espanha	(604)	-	8,550	50,945	(57,496)	(111,295)
Isban Brasil S.A.	-	(1,034)	(218)	(1,952)	-	-
Isban Chile S.A.	-	-	(1,065)	(3,301)	(4,717)	(5,267)
Brazil Foreign	(1,306,527)	(1,305,794)	(17,261)	(38,342)	(9,326)	(39,032)
Ingeniería	-	-	(6,623)	(15,324)	(2,613)	(19,083)
Produban Servicios	-	-	(7,624)	(10,034)	(3,435)	(9,611)
Aquanima Brasil Ltda.	-	-	(5,375)	(16,126)	(5,668)	(16,418)
Santander Investment Limited	-	-	-	-	30,579	(29,558)
Santusa Holding, S.L.	-	-	-	-	(6,066)	(9,286)
Others	(54,294)	(53,993)	(2,460)	(2,460)	35,366	(796)

26. Income from Services Rendered and Banking Fees

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Revenue from Services Provided	1,342,740	3,763,610	1,084,045	2,812,105
Lending Operations	46,474	148,742	58,429	244,419
Insurance	250,691	727,002	209,978	529,741
Income from Fund Management	256,878	713,635	202,834	499,787
Credit Cards	332,971	928,168	261,546	636,065
Check Account Services	76,185	230,918	75,046	191,174
Securities Brokerage and Placement Services	26,384	113,953	19,282	95,149
Receiving Services
Collection	101,172	298,176	101,540	239,106
Bills, Taxes and Fees	27,658	79,467	28,746	70,393
Guarantees Provided	63,753	190,211	53,315	139,971
Others	160,574	333,338	73,329	166,300
Income from Banking Fees	453,530	1,318,639	437,045	1,053,474
Current Account and Fees	334,818	976,236	302,117	725,978
Loans	118,200	340,782	128,699	311,294
Others	512	1,621	6,229	16,202
Total	1,796,270	5,082,249	1,521,090	3,865,579

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Revenue from Services Provided	1,480,820	4,160,145	1,261,648	3,958,946
Lending Operations	52,985	164,976	77,623	311,999
Insurance	263,903	773,571	245,329	666,484
Income from Fund Management	304,565	845,573	240,441	638,734
Credit Cards	332,971	928,168	261,545	915,500
Check Account Services	75,700	229,473	75,046	220,902
Securities Brokerage and Placement Services	61,171	226,492	61,300	231,901
Receiving Services
Collection	101,153	297,734	101,540	293,618
Bills, Taxes and Fees	27,657	79,467	28,746	87,043
Guarantees Provided	63,753	190,211	53,316	156,073
Others	196,962	424,480	116,762	436,692
Income from Banking Fees	550,489	1,597,090	534,509	1,574,695
Current Account and Fees	334,818	976,236	302,118	943,010
Loans	199,459	575,789	214,653	598,424
Others	16,212	45,065	17,738	33,261
Total	2,031,309	5,757,235	1,796,157	5,533,641

27. Personnel Expenses

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Compensation	660,085	1,967,442	634,506	1,520,994
Charges	264,159	806,095	255,000	623,663
Benefits	215,039	623,683	185,142	448,842
Training	19,382	54,651	25,014	45,677
Others	1,112	2,135	1,057	4,432
Total	1,159,777	3,454,006	1,100,719	2,643,608

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Compensation	692,809	2,065,880	671,245	2,057,896
Charges	278,172	845,408	275,139	854,152
Benefits	226,281	655,792	197,385	590,127
Training	19,583	55,185	25,874	50,334
Others	1,226	2,311	1,443	5,306
Total	1,218,071	3,624,576	1,171,086	3,557,815

28. Other Administrative Expenses

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Depreciation and Amortization (1)	1,050,222	3,113,539	1,085,359	2,752,749
Outside and Specialized Services	419,760	1,232,721	415,656	971,271
Communications	142,983	421,466	152,972	385,458
Data Processing	273,535	814,037	232,853	611,690
Advertising, Promotions and Publicity	100,732	229,298	102,002	279,139
Rentals	116,870	341,780	110,705	272,201
Transportation and Travel	89,708	272,431	80,154	185,057
Financial System Services	49,413	145,958	91,365	235,905
Security Services	75,182	222,864	65,668	157,182
Asset Maintenance and Upkeep	45,754	130,331	41,472	102,967
Utilities	34,216	108,501	29,517	82,466
Materials	31,218	68,611	15,839	55,043
Others	65,885	188,785	53,869	126,012
Total	2,495,478	7,290,322	2,477,431	6,217,140

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Depreciation and Amortization (1)	1,087,224	3,224,329	1,092,024	2,892,207
Outside and Specialized Services	462,384	1,344,731	479,652	1,299,346
Communications	147,273	434,938	161,811	484,303
Data Processing	276,223	824,484	244,965	789,378
Advertising, Promotions and Publicity	110,491	248,366	111,814	355,896
Rentals	118,969	348,236	120,105	350,457
Transportation and Travel	95,377	287,553	90,151	259,378
Financial System Services	55,699	163,032	98,120	316,178
Security Services	75,735	224,703	67,343	194,128
Asset Maintenance and Upkeep	46,460	132,448	46,429	135,161
Utilities	34,571	109,806	30,580	102,796
Materials	31,474	70,154	17,485	68,323
Others	71,178	200,207	23,675	175,723
Total	2,613,058	7,612,987	2,584,154	7,423,274

(1) Includes goodwill amortization of R$775,874 in the third quarter and R$2,327,622 in the accumulated for the period (2009 - R$830,000 in the third quarter and R$1,978,885 in the accumulated for the period) in the Bank and R$810,205 in the third quarter and R$2,430,988 in the accumulated for the period (2009 - R$861,220 in the third quarter and R$2,010,105 in the accumulated for the period) in the Consolidated (Note 17).

29. Tax Expenses

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Cofins (tax on revenue)	322,584	867,085	348,234	781,793
ISS (service tax)	80,966	229,090	67,534	178,712
PIS/Pasep (tax on revenue)	52,420	140,901	56,598	127,051
Others	108,564	268,384	97,064	196,827
Total	564,534	1,505,460	569,430	1,284,383

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Cofins (tax on revenue)	359,302	991,908	405,967	1,085,008
ISS (service tax)	95,345	269,966	82,434	258,699
PIS/Pasep (tax on revenue)	59,137	161,800	66,497	174,154
Others	123,244	308,530	108,929	310,841
Total	637,028	1,732,204	663,827	1,828,702

30. Other Operating Income

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Monetary Adjustment of Escrow Deposits	86,143	211,657	88,549	271,366
Recovery of Charges and Expenses	132,749	304,976	97,990	318,556
Reversal of Operating Accruals
Civil (Note 22.c)	-	-	9	9
Others	29,384	446,389	29,560	122,989
Monetary Variation	68	13,299	3,915	9,898
Dividends and Bonuses	45,087	134,885	7,111	163,210
Others	5,192	103,719	(5,316)	162,728
Total	298,623	1,214,925	221,818	1,048,756

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Monetary Adjustment of Escrow Deposits	104,826	246,902	114,248	375,822
Recovery of Charges and Expenses	95,566	229,690	111,274	404,015
Reversal of Operating Accruals
Tax (Note 22.c)	4,209	6,489	(455)	-
Labor (Note 22.c)	378	1,310	(1,204)	3,977
Civil (Note 22.c)	(631)	806	(998)	5,700
Others	38,209	508,520	34,848	187,127
Monetary Variation	113	13,440	5,981	12,490
Dividends and Bonuses	2,386	15,015	7,111	16,281
Others	27,730	187,939	132,688	596,494
Total	272,786	1,210,111	403,493	1,601,906

31. Other Operating Expenses

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Operating Accruals
Labor (Note 22.c)	190,678	406,057	248,776	913,459
Civil (Note 22.c)	148,085	331,656	148,908	733,637
Tax (Note 22.c)	38,765	75,241	20,937	61,973
Other (1)	88,088	395,342	1,054,702	1,549,514
Credit Cards	124,945	323,555	56,213	202,052
Actuarial Losses - Pension Plan (Note 34.a)	44,478	133,434	34,858	89,553
Monetary Losses	24,838	25,262	31,764	91,125
Legal Fees and Costs	10,186	32,971	47,633	76,214
Serasa/SPC (Credit Reporting Agency)	10,541	38,462	14,224	37,700
Interest on Sale of the Right to Receipt Future Flows of Payment Orders from Abroad	(70,985)	10,830	16,555	56,634
Impairment Valuation (2)	(1,804)	4,306	818,843	854,641
Brokerage Fees	8,884	27,442	11,702	27,655
Commissions	7,933	21,100	2,485	5,595
IOF (Taxes on Banking Transactions)	2,685	9,251	3,734	11,558
Others	149,541	449,867	126,413	371,985
Total	776,858	2,284,776	2,637,747	5,083,295

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Operating Accruals
Labor (Note 22.c)	195,977	421,261	253,338	947,104
Civil (Note 22.c)	155,519	345,225	156,334	784,105
Tax (Note 22.c)	48,296	71,144	38,623	105,110
Other (1)	153,746	500,811	1,103,367	1,717,055
Credit Cards	124,945	323,555	60,666	282,472
Actuarial Losses - Pension Plan (Note 34.a)	44,478	133,434	34,762	89,553
Monetary Losses	24,870	27,729	39,512	99,306
Legal Fees and Costs	10,264	33,424	50,868	90,863
Serasa/SPC (Credit Reporting Agency)	12,823	44,966	16,297	51,029
Interest on Sale of the Right to Receipt Future Flows of Payment Orders from Abroad	(70,985)	10,830	16,555	56,634
Impairment Valuation (2)	(1,804)	3,682	818,914	854,712
Brokerage Fees	8,885	27,461	11,704	34,777
Commissions	27,845	33,452	9,434	21,846
IOF (Taxes on Banking Transactions)	2,691	9,267	3,739	11,564
Others	165,265	543,601	215,198	714,633
Total	902,815	2,529,842	2,829,311	5,860,763
(1) Includes accrued expenses related to the operating and commercial integration of the activities of Banco Real.

(2) In 2009, includes a provision for impairment losses over the purchase of contracts for provision of banking services in the amount of R$818,843 in the quarter and in the nine months period ended September 30, 2009. This impairment was recognized due to: (i) change in the Law of the portability of current accounts which allowed customers to choose the bank which they want to receive their salaries; (ii) reduction on the market value of contracts for provision of banking services; and (iii) the contracts termination experience.

32. Nonoperating (Expenses) Income

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Gain on Sale of Investments (1)	105,514	177,495	2,509,699	3,544,085
Gain on Sale of Other Assets	(4,427)	173,169	10,378	11,786
Reversal (Recognition) of Allowance for Losses on Other Assets	2,536	12,837	4,667	(47,120)
Expense on Assets Not in Use	(4,925)	(23,042)	(9,713)	(19,847)
Gain (Losses) of Capital	2,269	15,912	1,057	1,192
Other (Expenses) Income	8,170	39,241	156,367	163,076
Total	109,137	395,612	2,672,455	3,653,172

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Gain on Sale of Investments (1)	105,514	177,856	2,522,599	3,900,026
Gain on Sale of Other Assets	(4,022)	173,594	20,117	20,891
Reversal (Recognition) of Allowance for Losses on Other Assets	2,734	13,001	4,993	(55,173)
Expense on Assets Not in Use	(5,132)	(23,409)	(9,962)	(20,100)
Gain (Losses) of Capital	2,276	16,941	7,429	(18,650)
Other (Expenses) Income	8,830	23,648	153,105	166,486
Total	110,200	381,631	2,698,281	3,993,480
(1) In 2009, includes R$3,544 million in the Bank and R$3,891 million in the Consolidated as net gain on partial disposal of investiments on Visanet, CBSS, TecBan and Serasa (Note 15).

33. Income and Social Contribution Taxes

	Bank
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Income Before Taxes on Income and Profit Sharing	1,522,096	3,730,460	627,808	1,823,936
Profit Sharing	(282,716)	(766,550)	(165,597)	(478,254)
Interest on Capital	(530,000)	(1,330,000)	-	(625,000)
Income Before Taxes	709,380	1,633,910	462,211	720,682
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(283,752)	(653,564)	(184,884)	(288,272)
Equity in Subsidiaries	189,835	573,508	198,466	634,316
Nondeductible Expenses and Provisions	15,218	32,440	40,667	322,432
Exchange Variation - Foreign Branches	(223,453)	(94,951)	(195,696)	(574,226)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	8,177	149,925	2,293	(7,704)
Effects of Change in Rate of 9% (1)	39,776	(11,374)	6,451	(23,524)
Other Adjustments	29,671	68,098	82,925	6,265
Income and social contribution taxes	(224,528)	64,082	(49,778)	69,287

	Consolidated
	2010		2009
		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30	Quarter	September 30
Income Before Taxes on Income and Profit Sharing	1,853,874	4,744,515	955,249	2,845,485
Profit Sharing	(297,194)	(817,188)	(180,862)	(605,628)
Interest on Capital	(530,000)	(1,330,000)	(154,908)	(779,908)
Unrealized Profits	(1,275)	(4,479)	(1,330)	(4,817)
Income Before Taxes	1,025,405	2,592,848	618,149	1,455,132
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(410,162)	(1,037,139)	(247,259)	(582,053)
Equity in Subsidiaries	178	516	7,858	66,891
Nondeductible Expenses and Provisions	21,112	39,138	(18,881)	257,160
Exchange Variation - Foreign Branches	(223,453)	(94,951)	(195,696)	(592,985)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	7,767	152,399	2,049	(6,980)
Effects of Change in Rate of 9% (1)	49,075	19,798	21,061	41,342
Other Adjustments	30,469	71,427	82,922	35,584
Income and social contribution taxes	(525,014)	(848,812)	(347,946)	(781,041)

1) Provisional Act 413 was issued on January 3, 2008 (converted into Law 11,727/08), which established, among other provisions, an increase in social contribution on net income (CSLL) from 9 to 15 percent for financial institutions and insurance and capitalization entities. The Provisional Act became effective on May 1, 2008. For the other companies the social contribution tax rate is 9%.

34. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

The Bank and its subsidiaries sponsor private pension entities and plans for the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by the Bank, covers employees hired on or after May 22, 1975 called Participants Recipients, and those hired by May 22, 1975 called Participants Aggregates, who are also entitled to death benefits.

Plan II: defined benefit plan effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.9% of the funding rate established by the actuary for each period.

Plan V: defined benefit plan fully defrayed by the Bank, covers employees hired on or after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

Plan III: defined benefit plan covers employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

Plan IV: defined benefit plan covers employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: was established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% for risk benefits and 0.88% for the administrative program.

Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

III) SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi) (1)

Defined contribution plan. In June 2009, the SantanderPrevi Pension Plan offered to the employees of the Conglomerate Santander - the contribution to which is shared by the employee and the company - was redesigned. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.
_________________________________________________
(1) After approval of the Board and the Sponsors' Meeting, held on January 12, 2010, was approved the change in the name of HolandaPrevi - Sociedade de Previdência Privada to SantanderPrevi - Sociedade de Previdência Privada, whose case was approved on July 7, 2010 by the National Superintendency of Pension Funds (Previc).

IV) Previban - Previdência Privada Paraiban (Previban)

Defined benefit plan, managed by Previban, sponsor by Banco Santander, whose participants are the former employees of Banco da Paraíba S.A. - Paraiban. This plan is closed to new entrants and withdrawal of sponsoring.

V) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants. As a result of the spin-off of Banco de Pernambuco S.A. Bandepe s operations and subsequent merger into Banco Real., the employees of Bandepe were transferred to Banco Real on May 1, 2006.

VI) Other

Banco Santander S.A. and subsidiary companies are the sponsor of the boxes assistance, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

	2010
	Banesprev		Sanprev
	Plan V	Other Plans	Plan I and II
Reconciliation of Assets and Liabilities
Present value of Actuarial Obligations	6,856,080	5,697,026	74,500
Fair Value of Plan Assets	(6,496,849)	(5,376,566)	(140,487)
Adjustments for Allowed Deferrals (Not recognized):
Unrecognized Actuarial Losses	(56,703)	(913,119)	(5)
Unrecognized Actuarial Gains	-	140,866	17,853
Net Actuarial Asset at December 31, 2009 (1)	-	(491,130)	(48,139)
Net Actuarial Liability at December 31, 2009	302,528	39,337	-
Payments Made	(55,038)	(13,317)	(127)
Expenses Recorded	39,515	57,155	-
Accrued Net Actuarial Liability at September 30, 2010	287,005	83,175	-

	2010
	Other
	Plans	SantanderPrevi	Bandeprev
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	302,396	2,475	883,545
Fair Value of Plan Assets	-	(2,451)	(1,223,946)
Adjustments for Allowed Deferrals (Not recognized):
Unrecognized Actuarial losses	(116,964)	(358)	-
Unrecognized Actuarial Gains	-	767	179,403
Net Actuarial Asset at December 31, 2009 (1)	-	-	(160,998)
Net Actuarial Liability at December 31, 2009	185,432	433	-
Payments Made	(27,323)	-	259
Expenses Recorded	36,733	31	-
Accrued Net Actuarial Liability at September 30, 2010	194,842	464	-
(1) As provided for in article 49, item g of CVM Resolution 371/2000, the above surplus was not recorded in the financial statements.

Recorded amounts related to defined contribution plans amounted to R$16 in the third quarter and R$613 in the accumulated for the period in the Consolidated.

 b) Main Actuarial Assumptions

Actuarial Assumptions Adopted

Nominal discount rate for actuarial obligation:

- Banesprev - 11.1%.
- Sanprev - 11.1%.
- Bandeprev, SantanderPrevi and Previban - 11.1%.

Expected rate of return on plan assets:

- Banesprev - Plan I - 12.1%.
- Banesprev - Plan II - 12.5%.
- Banesprev - Plan III - 12.5%.
- Banesprev - Plan IV - 10.6%.
- Banesprev - Supplementary retirement and pension plan - 11.1%.
- Banesprev - Plan V - 10.8%.
- Sanprev - 10.6%.
- Bandeprev - 10.0%, SantanderPrevi 9.7% and Previban - 11.7%.

Estimated long-term inflation rate:

- Sanprev 4.2%.
- Banesprev, Bandeprev and SantanderPrevi - 4.2%.
- Previban - 4.0%.

Estimated salary increase rate:

- Banesprev - Plans I to V and Other Plans - 4.7%.
- Bandeprev and SantanderPrevi - 4.7%.
- Previban - null growth as they do not have active participants.

Estimated benefit increase rate:

- Banesprev - Plans I to V and Other Plans - 4.2%.
- Bandeprev and SantanderPrevi - 4.2%.
- Previban - null growth as they do not have active participants.

General mortality biometric table:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - AT-2000.
- Previban - UP-94 Segregated by gender.

Disability biometric table and disability mortality table:

- Banesprev, Sanprev, SantanderPrevi and Previban - Mercer Mortality table.
- Bandeprev - Mercer Disability Mortality table.

Expected Turnover table:

- Banesprev - Plan V (0.1/Length of service +1) up to 50 years of age.
- Banesprev - Plans I to IV - 2.0%.
- Banesprev - Supplementary retirement and pension plan and other plans - 0%.
- Sanprev - null.
- SantanderPrevi segregated by age according to the rates below, by minimum wage (MW) cohorts: up to 10 MWs 10% to 9%; from 10 MWs up to 20 MWs 9% to 8%; and above 20 MWs - 8% to 7%.
- Bandeprev follows the cohorts: up to 10 MWs =0.45/(length of service+1); from 10 MWs to 20 MWs=0.30/( length of service +1); and above 20 MWs=0.15/(length of service +1).
- Previban and Sanprev have null turnover table, as they do not have active participants.

- Probability of retirement: 100% on the first eligibility event.

c) Health and Dental Care Plan

c.1) Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A
The Bank contributes to Cabesp, an entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

Reconciliation of Assets and Liabilities	2010
Present Value of Actuarial Obligations	3,595,279
Fair Value of Plan Assets	(3,581,040)
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and other allowed deferrals	(329,510)
Net Actuarial Asset, December 31, 2009	(315,271)
Payments Made	19,512

c.2) SantanderPrevi s Retirees
SantanderPrevi s retirees health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

c.3) Former Employees of Banco Real (Retiree by Circulares)
The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

c.4) Bandeprev s Retirees
The health care plan of Bandeprev s pension plan beneficiaries is a lifetime benefit, for which the Bank is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

c.5) Officer with Lifetime Benefits (Lifetime Officers)
Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group). With the merger of Banco Sudameris Brasil S.A., later merger of Banco Real, Banco Santander became responsible for ensuring the benefit.

c.6) Life Insurance for Banco Real s Retirees (Life Insurance)
Life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary s spouse, the beneficiary receives 50% of such amount. Banco subsidizes 45% of the total premium (closed group).

c.7) Free clinic
The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

c.8) Plasas
Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants and Fasass contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

		2010
			Retiree by	Life
		SantanderPrevi	Circulars	Insurance
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations		3,924	74,198	3,046
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and other allowed deferrals		(148)	-	(64)
Actuarial Gains		-	11,762	-
Net Actuarial Liability as of December 31, 2009		3,776	85,960	2,982
Payments Made		(516)	(2,311)	-
Expenses Recorded		299	3,529	238
Accrued Net Actuarial Liability at September 30, 2010		3,559	87,178	3,220

	2010
			Lifetime	Free
	Plasas	Bandeprev	Officers	Clinic
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	4,291	74,871	2,713	107,236
Fair Value of Plan Assets	(102,410)	-	-	-
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and other allowed deferrals	-	-	(115)	(4,987)
Actuarial Gains	10,933	29,271	-	-
Net Actuarial Asset at December 31, 2009	(87,186)	-	-	-
Net Actuarial Liability at December 31, 2009	-	104,142	2,598	102,249
Payments Made	-	(9,934)	(20)	(4,000)
Expenses Recorded	-	12,616	216	8,942
Accrued Net Actuarial Liability at September 30, 2010	-	106,824	2,794	107,191

d) Share-Based Compensation

Santander has two long-term compensation plans linked to the market price of the shares the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

d.1) Local Program
The Extraordinary Shareholders Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plan are:

	Number in thousands of Units - Granted (1)	Exercise Price	Year of Grant	Employee Group	Period Start Date	Period End Date
SOP	14,185	23.50	2010	Executives	3-Feb-10	30-Jun-14
PSP	1,378	-	2010	Executives	3-Feb-10	30-Jun-12
(1) Maximum number of shares to be granted at the end of each period if the performance parameters for eligible employees until September 30, 2010.

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Bank are issued, as a manner of retaining the officers commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-year cycles, retaining the executives commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date.

d.1.1.) SOP Fair Value and Plans Performance Parameters
For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

Total Shareholder Return (TSR)

TSR	% of Exercisable	Probability of
Rank	Shares	Occurrence
1st	50%	0.00%
2nd	35%	0.02%
3rd	25%	95.75%
4th	0%	4.23%

Net Income Realized	% of Exercisable Shares, Considering
Year	the Probability of Occurrence
2009		10.00%
2010		7.15%
2011		4.86%
Accumulate		15.03%

For measurement of the fair value of the options in the SOP plan, the following premises were made based on the binomial method:

Volatility	57.37%
Rate of Dividends	5.43%
Vesting Period	2.72 years
Average exercise time	3.72 years
Risk-Free Rate	11.18%

Considering the amounts:

- Fair value of the shares of SOP: R$7.19;
- Total shares ordained by SOP: 14,184,601;
- SOP Probability of Occurrence: 60.93%.

On 2010, pro-rata day expenses of the third quarter amounting R$7,614 and in the accumulated for the period amounting R$15,358 relating to the SOP plan. Also considering the amounts:

- Average price of shares SANB11 in the 15 previous days to September 30, 2010: R$21.81;
- Total shares ordained by PSP: 1,378,010;
- PSP Probability of Occurrence: 60.93%.

On 2010, pro-rata day expenses of the third quarter amounting R$2,209 and in the accumulated for the period amounting R$4,837 relating to the PSP plan.

d.2) Global Program
(i) Plan I-06
In 2004, Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term incentive policy
The meeting of the Board of Directors of Santander Espanha, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Espanha and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Espanha, as established in the Annual Stockholders Meeting.

Among the plans of Banco Santander Espanha, Santander executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Espanha. This plan s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10 and Plan 011).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Group s performance with the Benchmark Group s performance (financial institutions) and are related to two parameters: RTA and Earnings/Benefit per Share (BPA) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

For the 4th cycle, only one performance parameter ought to be considered, which has 100% weigh in the distributed shares calculations: the Group´s RTA.

		Date of	Date of
	Number of	Commencement	Expiry of Exercise
	Shares	of Exercise Period	Period
Plan I11	2,311,231	15-Jan-08	31-Jul-11
Plan I12	455,008	01-Jul-09	31-Jul-11
Plans Outstanding at September 30, 2010	2,766,239

On 2010, pro-rata expenses were registered in the amount of R$2,862 in the third quarter and R$7,863 in the accumulated for the period in the Bank and R$3,099 in the third quarter and R$8,271 in the accumulated for the period in the Consolidated, related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans.

35. Risk Management Structure

Santander operates according to global policies, classified based on the risk appetite of the Santander Group in Spain, aligned with the objectives in Brazil and worldwide, taking into consideration the guidance of the Board of Directors and in compliance with Bacen regulations and good international practices, to hedge capital and ensure the profitability of business. When conducting its business, Santander is mainly exposed to the following risks:

- Credit risk is the possibility of loss stemming from the total or partial failure of customers or counterparties to meet their financial obligations to the Bank. The objective of credit risk management is to provide insights to define strategies and set limits, covering the analysis of exposures and trends, as well as the efficiency of the credit policy. The goal is to maintain a minimum return that compensates the estimated risk of default, the client and the portfolio.

- Market risk is the exposure to risk factors such as interest rates, foreign exchange rates, commodity prices, equity prices, and other amounts depending on the type of product, transaction volume, maturity, contract terms and conditions, and underlying volatility. Market risk management uses practices that include measuring and monitoring the use of limits previously set in internal committees, the value at risk of portfolios, the sensitivities to fluctuations in interest rates, foreign exchange exposure, liquidity gaps, among other practices that permit monitoring risks that might impact the portfolio positions in the different marketplaces where the Bank operate.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and interruption of activities. The objective of operational risk management and control is to ensure the internal control system efficiency, prevent, mitigate and reduce operational risk events and losses and business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

Risk management is based on the following principles:

- Participation of key-people: executives are part of the credit decision-making process, including the participation of the president in the risk committee;

- Independency of the Risk Function towards the business: In the organizational structure, the Risk Function is represented by a vice-presidency, which is independent from the business department, which reports to the presidency. This flow is fundamental in order to exist independency and autonomy in the risk control vision;

- Collective decision-making: the Risk Function uses a structure of governance/committees which guarantees the decisions are not made solely by individuals;

- Agreement: is the use of consensus for decision-making on credit issues between Business and Risk departments, aiming on Banco Santander´s objectives;

- Roles definition: the Risk Management map defines roles and responsibilities, covering all types of risks;

- Risk measurement: has the objective of sustaining decision on better relationship "risk versus return";

- Limiting the risk exposure: is the establishment of Santander´s appetite for the several risk types (credit risk, market risk, liquidity and others) as a way to protect the assets of the Bank;

- Establishment of risk policies and procedures: documented and divulged for the whole Bank to follow the bylaws;

- Definition and evaluation of Risk Methodologies: the risk methodologies define the internal management models applied in the Bank, establishing the risk measurements, product pricing strategies, construction of market and capital consumption rates according to risk.

Corporate Governance of the Risk Function

The risk committee framework of Banco Santander is set based on corporate risk standards and have the following responsibilities set out in weekly meetings:

- Ensure to the Bank's management that local policies are implemented and followed consistently with existing corporate standards;

- Authorize the local management tools and risk models, as well as be familiar with the results of the internal validation;

- Ensure that Banco Santander´s actions are consistent with the risk tolerance level previously decided by the Santander Spain Group;

- Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in discharging their functions;

- Resolve transactions that are beyond the powers delegated to lower management bodies, as well as the global limits of preclassification of corporate groups or in relation to exposures by classes of risk.

The Executive Risk Committee delegates some of its powers to the risk committees, which are structured by business line and type and class of risk. The risk function at the Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Banco Santander and the Chief Risk Officer of Santander Spain.

The Executive Risk Unit is divided into:

- A Control and Methodology structure, which adapts the risk policies, methodologies and control systems. This structure consists of several units organized by type of risk (solvency risk, market risk, and methodology).

- A Business Structure focused on the performance and the integration of the risk management function in the Banco Santander's retail, corporate and Global Wholesale Bank businesses, credit recovery, and social and environmental risks. Additionally, there is the Governance and Regulation Unit, which guarantees, among others, that the Risk Management Model, with functions and responsibilities, is being successfully done and the existence and adequacy of the regulatory framework, both local and corporative.

Credit Risk Management

Santander develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

The specialization of risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized customers.

- Customers under individualized management: includes wholesale banking customers, financial institutions, and certain retail companies. Risk management is conducted by an expert risk analyst, basically on account of the risk assumed, backed up by tools to support decision-making based on internal risk assessment models.

- Standardized customers: include individuals and companies not classified as Customers under individualized management . Management of these risks is based on automated decision-making and internal risk assessment models.

- Industrialized customers: Do not have individualized treatment but have risk exposure to justify differential treatment by the Bank. In addition to the automatic decision-models, relevant information provided by business area, are used to improve the quality of credit decision.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

a) Rating Models

Santander uses own internal rating models to measure a customer s or a transaction s credit quality. Each rating corresponds to a certain probability of default or nonpayment determined from the historical experience of the institution, except for some portfolios typified as low default portfolios. The Bank have around 50 internal rating models for risk admission and monitoring.

Lending transactions are classified into different categories, according to economic and financial situation criteria and other registry information, actual decrease in transaction risk, and delays in compliance of contractual financial obligations. New types of transactions are submitted to credit risk assessment and in terms of compliance with the controls adopted by the Bank.

The ratings awarded to customers are periodically reviewed, incorporating new financial information and experiences in the development of the banking relation. The frequency of the reviews increases in the case of customers who reach certain levels in the automated warning systems and in those classified as special watch . Santander's proprietary rating tools are also reviewed so that their accuracy can be fine-tuned.

b) Losses and Credit Cost

Santander prepares loss estimates related to the credit risk and periodically conducts the comparison of actual losses with previously estimates. Previous and periodic analyses are made to keep control over up-to-date credit risk and create exceptions or renegotiate certain transactions, and it is also possible to increase guarantee required when necessary.

In addition to using the models, other regular measures are employed which provide prudent and effective management of credit risk based on the loss observed. Santander's cost of credit is measured by using different indicators, such as changes in nonperforming loans under recovery, allowance for loan losses, and net write-offs.

Risk management reports are made available to management to verify its alignment with the Bank s policies and strategies. It makes simulations of risk situations to assess the need to review the Bank's previously set policies and limits.

All information on the risk management structure and procedures is maintained at Santander available to Bacen.

Information on credit risk management is quarterly made available to the public, in the financial statements, to meet the information transparency criterion.

c) Credit Risk Cycle

The risk control function obtains an overall vision of the credit portfolio throughout the different risk cycle stages to supplement the management process, using a sufficient level of detail to allow assessing the current risk status and possible changes. The process begins at senior management level, through the Board of Directors and the Risk Committee, which approves the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and making decisions on the risks incurred in the Bank's operations.

The risk cycle consists of three different stages:

(i) Presale: this phase includes the risk planning and target setting processes, determination of the Bank s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting;

(ii) Sale: this is the decision-making phase for both pre-classified and specific transactions; and

(iii) Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk Limit Planning and Setting

Risk limit setting is a dynamic process that identifies the Bank s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, and others).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk Analysis

Risk analysis is a prerequisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty s ability to meet its contractual obligations to the Bank, which involves analyzing the customer s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted with a pre-established frequency or every time a new customer or transaction arises. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the counterparty/transaction occurs.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

The Bank uses, but not limited to, the RORAC (return on risk-adjusted capital) methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk Monitoring and Control

In addition to the tasks performed by the Internal Audit Division, the Executive Risk Unit has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called special surveillance firms (FEVE) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default event, but rather that it is deemed advisable to adopt a specific policy for this company by assigning a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

The awarded rating is reviewed at least annually.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

d) Risk Control

Supplementing the management process, the risk control function obtains a global view of the Bank s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the exposure and any changes therein.

Any changes in the Bank s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Bank.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be made.

e) Credit Recovery

The Credit Recovery department works in the credit collection and recovery of Bank Santander clients. The strategies and channels of operation are defined according to the days past due and the amounts in arrears, resulting in a Map of Responsibilities. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, negativation in the organs of credit protection (credit bureaus), letters of collection and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, which are paid according to success in the recovery of amounts in arrears.

Tools are used, such as behavioral score, to study the performance of collecting certain groups, in an attempt to reduce costs and increase recoveries. These models attempt to measure the customers probability of payment adjusting collection efforts, so that customers with low probability of recovery will receive more intense recovery actions. In cases of higher probability of payment, the focus is given on maintaining a healthy relationship with these customers. All customers, with overdue amounts or restructured credits, have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status, are also held periodically through an auction process, in which are assessed conditions and characteristics of operations for its evaluation, without retention of risk.

f) Other Information

(i) The process of managing, monitoring and control of capital is held for regulatory capital and economic capital. The management of regulatory capital is based on analysis of the adequacy of capital levels through the BIS ratio using the criteria defined by the Brazilian Central Bank. The goal is to reach an efficient capital structure considering the capital costs, regulatory requirements, rating targets and return for investors.

(ii) The terms and conditions and the features of financial assets sale or transfer transactions are analyzed so that their assessment and classification are consistent with the substantial retention of risks and rewards.

(iii) The annual report, available at www.santander.com.br, contains a more detailed description of the control structure, methodologies and systems.

36. Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated

		September 30, 2010	June 30, 2010
Shareholders' equity attributed to the parent under Brazilian GAAP (1)		65,899,952	65,324,650
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(175,117)	(174,818)
Classification of financial instruments at fair value through profit or loss	d	12,284	(1,387)
Redesignation of financial instruments to available-for-sale	a	493,350	543,995
Impairment on loans and receivables	b	(15,027)	(60,109)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	254,215	208,209
Reversal of goodwill amortization and others	f	5,907,948	5,082,401
Realization on purchase price adjustments	g	649,612	660,324
Others		45,158	32,436
Shareholders' equity attributed to the parent under IFRS		73,072,375	71,615,701
Minority interest under IFRS		7,083	3,468
Shareholders' equity (Including Minority Interest) under IFRS		73,079,458	71,619,169

		2010		2009
			Nine-month		Nine-month
		Third	period ended	Third	period ended
		Quarter	September 30	Quarter	September 30
Net income attributed to the parent under Brazilian GAAP (1)		1,016,127	3,032,471	413,763	1,419,786
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(299)	(899)	3,056	9,169
Classification of financial instruments at fair value through profit or loss	d	15,052	(3,891)	(28,960)	10,588
Redesignation of financial instruments to available-for-sale	a	552	960	(118,229)	(16,477)
Impairment on loans and receivables	b	45,082	(15,987)	159,951	162,192
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	46,006	37,010	21,335	36,393
Reversal of goodwill amortization and others	f	825,547	2,483,176	979,458	2,022,378
Realization on purchase price adjustments	g	(10,712)	(77,489)	61,077	279,933
Other		(3,502)	9,197	(19,177)	(6,845)
Net income attributed to the parent under IFRS		1,933,853	5,464,548	1,472,274	3,917,117
Minority interest under IFRS		918	(526)	37	339
Net income (including minority interest) under IFRS		1,934,771	5,464,022	1,472,311	3,917,456
(1) Accounting standard adopted by the Bacen and CVM.

a) Redesignation of financial instruments to available-for-sale

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 Financial Instruments: Recognition and Measurement .

b) Impairment on loans and receivables

Under IFRS, based on the guidance provided by IAS 39 Financial Instruments: Recognition and Measurement, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the Bacen for purposes of allowance for loan losses calculation.

c) Pension plan discount rate

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 Employee Benefits, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

d) Classification of financial instruments at fair value through profit or loss

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as fair value through profit or loss, in accordance with IAS 39 Financial Instruments: Recognition and Measurement . Additionally, certain debt instruments classified as available for sale under BR GAAP were designated as fair value through profit or loss under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method

Under IFRS, in accordance with IAS 39 Financial Instruments: Recognition and Measurement , financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BR GAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 Intangible Assets , goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments

AAs part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

- The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives.

37. Other Information

a) In the Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$21,496,738 (June 30, 2010 - R$20,644,966).

b) Total shareholders equity of investment funds managed by Santander is R$107,305,357 (June 30, 2010 - R$109,492,738) and total shareholders equity of managed investment funds is R$118,954,371 (June 30, 2010 - R$122,005,553).

c) In the Bank and Consolidated, the insurance contracted by the Bank effective as of September 30 and June 30, 2010, with bankers blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,349,209 (June 30, 2010 - R$1,349,209) and in bankers blanket insurance, an insurance was contracted with coverage value of R$204,423 (June 30, 2010 -R$204,423), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

	Bank/Consolidated
			Income (Expenses)
	Assets (Liabilities)		2010		2009
				Nine-month		Nine-month
			Third	period ended	Third	period ended
	September 30, 2010	June 30, 2010	Quarter	September 30	Quarter	September 30

Restricted Operations on Assets
Lending Operations	42,477	42,632	1,152	3,046	1,167	2,551
Liabilities - Restricted Operations on Assets
Deposits	(42,477)	(42,632)	(1,151)	(3,042)	(794)	(2,150)
Net Income			1	4	373	401

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3,263/2005 The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

f) Other Obligations The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of September 30, 2010 is R$1,259,037, of which R$392,651 up to 1 year, R$780,402 from 1 year to up to 5 years and R$85,984 after 5 years. Additionally, the Bank has contracts for a matures indeterminate, totaling R$2,677 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$106,165 in the third quarter and R$325,217 in the accumulated for the period.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

38. Subsequent Events

Agreement for Incorporation of Strategic Partner in Brazil and Latin America

On October 18th, 2010, Santander Spain reached an agreement with Qatar Holding, by which the latter will subscribe a bond issue amounting to US$2,719 million, mandatorily exchangeable for existing or for new shares of Banco Santander, at the choice of Banco Santander España. This transaction represents 5% of the share capital of Banco Santander. The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be R$23.75 per share and the bonds will pay an annual coupon of 6.75%. This investment represents the incorporation of Qatar Holdings as strategic partner of Banco Santander and in the rest of Latin America. The transaction allows Banco Santander to advance in its commitment to have a free float of 25% by the end of 2014, and is subject to the appropriate documentation customary in this type of issuances.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 28, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer